As filed with the Securities and Exchange Commission on November 6, 2002

Registration No. 333-100728

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

EPIMMUNE INC.

(Exact name of registrant as specified in its charter)

Delaware	8731	33-0245076
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5820 Nancy Ridge Drive

San Diego, California 92121
(858) 860-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Emile Loria

President and Chief Executive Officer
Epimmune Inc.
5820 Nancy Ridge Drive
San Diego, California 92121
(858) 860-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

L. Kay Chandler, Esq. Denise Woolard, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Jeffrey S. Marcus, Esq. Michael W. King, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, NY 10104-0050 (212) 468-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED NOVEMBER 6, 2002

PROSPECTUS

7,250,000 Shares

Common Stock

We are offering up to 7,250,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol “EPMN.” On November 5, 2002, the last reported sale price for our common stock was $1.22 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus.

Per
	Share	Total

Public offering price
Placement agency fees
Proceeds, before expenses, to Epimmune

Punk, Ziegel & Company is acting as the placement agent in connection with the offering and is using its best efforts to introduce us to investors, to whom we may sell up to 7,250,000 shares of our common stock. There is no minimum requirement to sell any specific number or dollar amount of our shares. Punk, Ziegel & Company has no obligation to buy any of our shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The offering will settle on                     , 2002, unless extended to a later date by Punk, Ziegel & Company and us. On the settlement date, the delivery of the shares will be made to the respective accounts of the investors against payment by the investors of the purchase price therefor to Punk, Ziegel & Company on behalf of us, and proceeds will then be transferred by Punk, Ziegel & Company to us.

Punk, Ziegel & Company

The date of this prospectus is                    , 2002

PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT 1.1
EXHIBIT 10.11
EXHIBIT 10.46
EXHIBIT 10.47
EXHIBIT 10.48
EXHIBIT 23.1

      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the placement agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      We were originally incorporated in Delaware on July 10, 1987 and changed our name to Epimmune in 1997. Our principal executive offices are located at 5820 Nancy Ridge Drive, San Diego, California 92121 and our telephone number at that address is (858) 860-2500. Our Internet site address is www.epimmune.com. Any information that is included on or linked from our Internet site is not a part of this prospectus.

      Epimmune®, EISTM and PADRE® are our trademarks and ImmunoStealth is our service mark.

i

PROSPECTUS SUMMARY

      This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the related notes.

The Company

      We are developing therapeutic vaccines that use multiple epitopes, or protein fragments, to specifically activate the body’s immune system for the more effective management of infectious diseases and cancer. We recently began a phase I/II clinical trial of our therapeutic, multi-epitope vaccine candidate EP HIV-1090 in patients infected with HIV-1, which is the predominant strain of HIV in North America and Western Europe. Patients enrolled in the trial will be immunized while receiving multiple antiretroviral drugs. The primary objective of this trial is to determine the safety and the effect on the immune system, or immunogenicity, of the EP HIV-1090 vaccine. The vaccine candidate is designed to induce a sufficiently potent immune response so that the patient’s immune system can control the virus, allowing the patient to suspend or stop taking antiretroviral drugs that have serious side effects and can induce drug resistance when taken over time. We are also developing a multi-epitope vaccine for the treatment of lung and colorectal cancer and expect to file an investigational new drug application, or IND, with the United States Food and Drug Administration, or FDA, for this product candidate by late 2002 or early 2003. In addition, we are conducting research and preclinical development of vaccines to treat breast, prostate and other cancers and vaccines for the prevention of HIV and malaria.

Collaboration with Genencor

      In July 2001, we entered into a collaboration with Genencor International, Inc. for vaccines to treat or prevent hepatitis B virus, hepatitis C virus and human papilloma virus. In connection with this collaboration, Genencor made an initial ten percent equity investment in our common stock at a premium to the market price. Under our agreement with Genencor, we may receive a total of approximately $60 million in payments, including the initial equity investment but excluding royalties. In January 2002, we received a payment from Genencor for achievement of our first milestone, identification of a product candidate to treat chronic hepatitis B infection. In addition, Genencor fully funds our research in these specific indications and is obligated to pay us royalties on sales of any products that may be developed under the collaboration. The initial collaboration had a term through September 2003, and in October 2002, was extended to September 2004.

Market Opportunities

      It is estimated that approximately 940,000 people in North America and nearly 560,000 people in Western Europe are currently infected with HIV. According to estimates, in the United States alone, an additional 40,000 people are newly infected with HIV each year. Current therapies for HIV include antiretroviral drugs such as reverse transcriptase inhibitors, or RTIs, or protease inhibitors, or PIs, or a combination of these drugs. Total sales in 2001 of approved RTIs and PIs exceeded $3.1 billion in the United States and $5.0 billion worldwide.

      Cancer of the lungs continues to be a major health problem with a very high mortality rate. Approximately 170,000 new lung cancer cases were diagnosed in the United States in 2001, and an estimated 160,000 patients died from lung cancer. The current course of treatment for lung cancer includes surgery, if possible, followed by various regimens of radiation or chemotherapy to try and destroy cancer cells that have spread. Pharmaceutical therapies for lung cancer had sales exceeding $2.3 billion in 2001. In addition, approximately 135,000 new colorectal cancer cases were diagnosed in the United States in 2001, and an estimated 56,000 patients died from colorectal cancer The current course of treatment for colorectal cancer includes surgery and various regimens of radiation and chemotherapy. Radiation and chemotherapy drugs for colorectal cancer had combined sales in excess of $700 million in 2001.

Our Technology

      Eliciting a strong cellular, or T cell, immune response is crucial for treating and preventing many infectious diseases and tumors. Clinical experience has shown that the cellular immune response is directly related to viral clearance and tumor regression in those patients who are able to clear chronic viral infection without treatment and in cancer patients who respond to immunotherapy, or treatment that stimulates an immune response.

      Our vaccines are composed of proprietary epitopes that can stimulate specific T cell immune responses. We can rapidly identify such epitopes from any protein or gene sequence using our proprietary technology, known as Epitope Identification System, or EIS. In an attempt to establish a broad patent position, we have identified, evaluated and disclosed in our patent applications more than 54,000 epitopes. We also make analogs of the epitopes we discover by selectively altering their composition to increase vaccine potency, and we apply for patent protection for these analogs. We select a small subset of these epitopes and analogs, typically 10 to 50, to develop each of our vaccine candidates.

Advantages of Our Approach

      Our approach of rationally designing vaccines using multiple, specific epitopes is designed to offer several distinct advantages over traditional vaccine approaches.

•	Enhanced Potency: For some diseases, such as cancer, whole antigens or even naturally occurring epitopes may not be sufficient to generate an effective immune response. In contrast, we are selectively altering the composition of specific epitopes in vaccines to enhance the desired immune response.

•	Sustained Efficacy: We select multiple epitopes from conserved regions of multiple viral or tumor-associated antigens, increasing the likelihood that the vaccine will continue to elicit an effective immune response as the virus or tumor changes.

•	Improved Safety: The use of selected, well defined, epitopes is designed to elicit a specifically targeted immune response with fewer side effects than can be caused by whole antigen vaccines.

•	Better Quality Control: Our approach allows us to develop well-characterized, fully synthetic vaccines with a high degree of consistency, simplifying manufacturing and product characterization.

•	Broader Disease and Population Coverage: We are designing vaccines using multiple epitopes so that our vaccines can address different strains of a disease or be used to treat the world’s diverse population, regardless of varying genetic profiles.

Our Strategy

      Our objective is to build a profitable company by developing vaccines for the treatment of infectious diseases and cancer. The key elements of our strategy to accomplish this objective are to:

•	Product Development: Develop products for selected indications either by ourselves or with strategic partners, depending on which approach is more economically advantageous to us. We are developing our HIV therapeutic vaccine with support from government grants. At a future stage of development, we may seek a strategic partner for further development or commercialization.

•	Strategic Collaborations: Form strategic collaborations to support early development and commercialization of our product candidates for markets in which development or commercialization of product candidates would be more complex or costly. We are working with Genencor to develop and commercialize vaccines for hepatitis B virus, hepatitis C virus and human papilloma virus. We are seeking strategic partners for development of our cancer program.

•	Leverage our Proprietary Technology: Leverage our proprietary technology platform in applications outside our areas of focus to generate revenues to support our internal research and development efforts.

This Offering

Common stock offered by Epimmune	Up to 7,250,000 shares

Common stock to be outstanding after the offering	Up to 19,384,420 shares

Use of proceeds	We intend to use approximately $2.7 million of the net proceeds primarily to fund the phase I/II clinical trial of our therapeutic vaccine for HIV that began in September 2002 and approximately $2.6 million of the net proceeds to file an IND and subsequently fund the planned clinical trial of our lung and colorectal vaccine candidate. See “Use of Proceeds” for a description of how we intend to use any remaining net proceeds.

Nasdaq National Market symbol	EPMN

      The number of shares of common stock outstanding after the offering is based upon the number of shares of common stock outstanding as of September 30, 2002 and excludes:

•	1,709,841 shares of common stock issuable upon the exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $3.85 per share;

•	217,457 shares of common stock reserved for issuance under our stock option plans;

•	231,733 shares of common stock reserved for issuance under our employee stock purchase plan;

•	245,964 shares of common stock issuable pursuant to outstanding warrants; and

•	1,608,448 shares of common stock issuable upon conversion of all outstanding shares of preferred stock. The number of shares of common stock issuable upon the conversion of all outstanding shares of preferred stock will increase to 1,980,314 after giving effect to the sale of 7,250,000 shares of common stock at an assumed price per share of $1.22 to be sold in our offering.

Summary Consolidated Financial Information

      The following selected summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The summary consolidated financial information at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial information at December 31, 1997, 1998 and 1999 and for each of the two years in the period ended December 31, 1998 is derived from our audited consolidated financial statements which are not included in this prospectus. The summary consolidated financial information set forth below as of September 30, 2002 and for the nine months ended September 30, 2001 and 2002 have been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to state fairly the information included therein in accordance with accounting principles generally accepted in the United States. Interim results may not be indicative of results for the remainder of the year. Our historical results are not necessarily indicative of results to be expected from any future period.

	Years Ended					Nine Months Ended
	December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

	(in thousands, except per share data)					(unaudited, in
						thousands)
Historical
Statement of Operations Data:
Total revenues	$5,051	$3,697	$4,168	$1,603	$8,166	$6,499	$5,493
Research and development expenses	16,537	18,352	8,716	6,285	7,870	5,287	8,709
General and administrative expenses	3,735	4,587	2,508	2,305	3,363	2,443	2,025
Net loss	(14,396)	(21,535)	(8,265)	(4,737)	(2,644)	(919)	(4,754)
Net loss per share — basic and diluted(1)	$(3.92)	$(4.48)	$(1.57)	$(0.68)	$(0.31)	$(0.11)	$(0.42)

Weighted average common shares outstanding — basic and diluted(1)	3,668	4,802	5,258	6,971	8,534	8,203	11,404

						September 30, 2002
	December 31,
							As
	1997	1998	1999	2000	2001	Actual	Adjusted(2)

	(in thousands)					(unaudited, in
						thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,187	$2,594	$1,843	$4,181	$8,038	$11,872	$19,823
Working capital	17,779	9,755	6,923	8,213	15,393	9,784	17,735
Total assets	28,147	21,030	12,705	14,486	23,910	17,514	25,465
Long-term obligations	656	1,606	436	389	43	—	—
Stockholders’ equity	24,392	13,976	10,422	12,091	19,351	14,332	22,283

(1)	Computed on the basis described for earnings per share in Note 1 in the notes to the unaudited interim condensed consolidated financial statements.

(2)	The as adjusted balance sheet data summarized above reflects the application of the net proceeds from the sale of 7,250,000 shares of common stock offered by us at an assumed price of $1.22 per share after deducting the placement agent fees and the estimated offering expenses payable by us.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes. The risks and uncertainties described below are those that we currently believe may affect Epimmune. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect Epimmune in the future. If any of the following risks occur, our business, results of operations financial condition or prospects could be harmed. As a result, the market price of our common stock could decline significantly, and you could lose all or part of your investment.

Risks Related to Our Business

The process of developing therapeutic products requires significant research and development, preclinical testing and clinical trials, all of which are extremely expensive and time-consuming and may not result in a commercial product.

      Except for our HIV vaccine candidate, which recently began clinical trials, all of our potential vaccine products are in research or preclinical development, the results of which do not necessarily predict or prove safety or efficacy in humans. Therefore, we must demonstrate for each vaccine, safety and efficacy in humans through extensive clinical testing, which is very expensive, can take many years, and has an uncertain outcome. Although for planning purposes we project the commencement, continuation and completion of our clinical trials, we may experience numerous unforeseen events during or as a result of the testing process that could delay or prevent testing or commercialization of our products, including the following:

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing test results, we or our collaborators may abandon projects that we might previously have believed to be promising;

•	we, our collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	we may have to delay clinical trials as a result of scheduling conflicts with participating clinicians and clinical institutions, or difficulties in identifying and enrolling patients who meet trial eligibility criteria;

•	safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials; and

•	the effects our vaccine candidates have may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

      The data collected from clinical trials may not be sufficient to support regulatory approval of any of our products, and the FDA may not ultimately approve any of our therapeutic products for commercial sale, which will adversely affect our revenues and prospects. If we fail to commence or complete, or experience delays in, any of our planned clinical trials, our operating income, our stock price and our ability to conduct our business as currently planned could be harmed.

Our substantial additional financing requirements and limited access to financing may adversely affect our ability to develop products and fund our operations.

      We anticipate that our existing cash and investments and interest earned thereon, along with the cash receipts related to existing contracts and the proceeds from this offering, will enable us to maintain our current and planned operations through December 2004. We will continue to spend substantial amounts on research and development, including amounts spent for manufacturing clinical supplies, conducting clinical trials for our product candidates and expanding our drug development programs. Therefore, we will need to raise additional funding and we do not have committed external sources of funding and may not be able to obtain any additional funding, especially if weak market conditions persist for biotechnology companies. Our future operational and capital requirements will depend on many factors, including:

•	the costs associated with our clinical trials for our vaccine targeting HIV, which began in the third quarter of 2002;

•	the costs associated with our preclinical activities and our clinical trials for our vaccine targeting lung and colorectal cancer, expected to begin in 2003;

•	the costs associated with completing safety studies and other preclinical activities and filing an IND for our lung and colorectal cancer vaccine candidate;

•	progress with other preclinical testing and clinical trials in the future;

•	our ability to establish and maintain collaborative research and development arrangements and license agreements;

•	the actual revenue we receive under our collaborative research and development agreements;

•	the actual costs we incur under our research collaboration with Bavarian Nordic;

•	the actual payment of license fees which may become payable at the option of the licensor;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and any other proprietary rights;

•	competing technological and market developments;

•	changes in our existing research relationships;

•	continued scientific progress in our drug discovery programs; and

•	the magnitude of our drug discovery and development programs.

      We intend to seek additional funding through collaborative arrangements and license agreements, research grants or equity or debt financings. In the event we are able to obtain financing, it may not be on favorable terms. In addition, we may not be able to enter into additional collaborations to reduce our funding requirements. If we acquire funds by issuing securities, further dilution to existing stockholders will result, as was the case when we issued an additional 2,000,000 shares of common stock in December 2001 and when we issue up to 7,250,000 shares of common stock in connection with this offering. If we raise funds through additional collaborations and license agreements, we will likely have to relinquish some or all of the rights to product candidates or technologies that we may have otherwise developed ourselves. If we are unable to obtain funding, we may be required to cease development of some product candidates, reduce the scope of our operations, sell the Company or certain of its assets or technologies or cease operations.

Our history of operating losses and our expectations of continuing losses may hurt our ability to reach profitability or continue operations.

      We have experienced significant operating losses since our inception in 1987. As of September 30, 2002, we had an accumulated deficit of $149.1 million. We expect to continue to incur substantial operating expenses and net operating losses for the foreseeable future, which may hurt our ability to continue operations. We have not generated revenues from the commercialization of any product. All of our revenues to date have consisted of contract research and development revenues, license and milestone payments, research grants, certain asset divestitures and interest income. We expect that substantially all of our revenues for the foreseeable future will result from similar sources. To achieve profitable operations, we, alone or with collaborators, must successfully identify, develop, register and market proprietary products. We do not expect to generate revenues from the commercialization of any product for at least six years. We may not be able to generate sufficient product revenue to become profitable. Even if we do achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or yearly basis.

We are at an early stage of development, and we may experience delays and other problems in entering clinical trials.

      We are an early stage research and development company, and only recently commenced our first phase I/II clinical trial for a vaccine. There are many factors outside of our control that may affect the timing of commencement of clinical trials of any of our vaccine candidates, and our clinical trials may not commence when planned or be completed within any anticipated time frame. We have already experienced unexpected delays in filing an IND for our therapeutic vaccine candidate targeting HIV, due to additional time necessary to complete all of the animal safety studies that were contemplated in our pre-IND discussions with the FDA. Although we expect to file an IND with the FDA for our therapeutic lung and colorectal vaccine candidate by late 2002 or early 2003, we may experience unexpected delays in our research and development efforts that would require us to postpone this filing or the commencement of clinical trials of this and other vaccine candidates. The FDA may comment or raise concerns or questions with respect to any IND that we file and, therefore, clinical trials may not begin when planned, if at all.

Our failure to obtain issued patents and, consequently, to protect our proprietary technology, could hurt our competitive position.

      Our success will depend in part on our ability to obtain and enforce claims in our patents directed to our products, technologies and processes, both in the United States and other countries. Although we have filed various patent applications, our patent position is highly uncertain and involves complex legal and factual questions. Legal standards relating to patentability, validity and scope of patent claims in epitope identification and other aspects of our technology field are still evolving. We cannot be sure that patents will issue from any of the patent applications that we own or license or that, if patents do issue, that claims issued in the patents will be sufficiently broad to protect our vaccines, technologies and processes. For example, even though our patent portfolio includes patent applications that include claims directed to peptide epitopes and methods of utilizing sequence motifs to identify peptide epitopes, we cannot assure you of the breadth of claims that will be allowed or that may issue in future patents. Other risks and uncertainties that we face with respect to our patents and patent applications include the following:

•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the allowed claims of any patents that issue may not provide meaningful protection;

•	we may be unable to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us may not provide a competitive advantage;

•	other companies may challenge patents licensed or issued to us;

•	disputes may arise regarding inventions and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us, our licensors, or collaborators; and

•	other companies may design around our patented technologies.

Our competitors may develop products that are more effective and that render our potential products obsolete.

      The biotechnology industry continues to undergo rapid change, and competition is intense and is expected to increase. Our competitors may succeed in developing technologies, vaccines or other therapeutic products that are more effective than any of the products we are developing, which would render our technology and products obsolete and noncompetitive.

If we are unable to compete effectively in the highly competitive biotechnology industry, our business will fail.

      Many companies and institutions compete with us in developing vaccines and other therapies to activate the body’s immune system or to otherwise treat or more effectively manage infectious diseases and cancer, including:

•	pharmaceutical companies;

•	chemical companies;

•	specialized biotechnology companies;

•	academic institutions; and

•	research organizations.

      Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical development, obtaining regulatory approvals and marketing than we do, and we may not be able to compete effectively against them.

      Our vaccines under development address a range of cancer and infectious disease markets. The competition in these markets is extremely formidable. There are 16 drugs currently approved in the United States for HIV, and according to a PhRMA 2001 report on pharmaceutical drug development, there were 98 new product candidates in clinical development for HIV and related conditions, including 14 HIV vaccines. In addition, according to a PhRMA 2001 report on pharmaceutical drug development, there were 402 new product candidates in clinical development for the treatment of cancer, and at least 33 companies were developing more than 50 vaccines against various cancers. An important factor in competition may be the timing of market introduction of our vaccines and competitive products. Accordingly, the relative speed with which we can develop vaccines, complete the clinical trials and approval processes and supply commercial quantities of the vaccines to the market are expected to be important competitive factors. We expect that competition among products approved for sale will be based, among other things, on product effectiveness, safety, reliability, availability, price and patent position.

Litigation regarding intellectual property rights owned or used by us may be costly and time-consuming.

      Litigation may be necessary to enforce the claims in any patents issued to us, to defend ourselves against any patents owned by third parties that are asserted against us, or to determine the scope and validity of others’ proprietary rights. In addition, we may have to participate in one or more interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial costs to determine the priority of inventions.

      If we become involved in litigation or interference proceedings, we may incur substantial expense, and the proceedings may divert the attention of our technical and management personnel, even if we ultimately prevail. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, prohibit us from marketing vaccines or other products or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates.

      The enforcement, defense and prosecution of intellectual property rights, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

•	assert against others or defend ourselves against claims of infringement;

•	enforce patents in our portfolio owned by us or licensed from another party;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of ours or others.

Unexpected side effects or other characteristics of our technology may delay or otherwise hurt the development of our vaccine candidates.

      We are just starting our clinical trial for our first vaccine candidate, and there may be side effects that we may discover, including side effects that become apparent only after long-term exposure, even though our safety tests may indicate favorable results. We may also encounter technological challenges relating to these technologies and applications in our research and development programs that we may not be able to resolve. Any such unexpected side effects or technological challenges may delay or otherwise adversely affect the development, regulatory approval or commercialization of our drug candidates.

There are no therapeutic vaccines that have been approved for use by the FDA and our vaccines may not work, which would prevent us from ever becoming profitable.

      Because there are not yet any therapeutic vaccines that have undergone the complete clinical development process and FDA review, there is still insufficient evidence that therapeutic vaccines will become products. Our business is dependent upon the concept of a therapeutic vaccine and, therefore, if therapeutic vaccines are found not to be safe or effective, we would never commercialize a product candidate and would never make a profit.

Adverse publicity regarding the safety or side effects of the technology approach or products of others could reduce our revenues and cause our stock price to fall.

      Despite any favorable safety tests that may be completed with respect to our product candidates, adverse publicity regarding vaccines or products being developed or marketed by others could negatively affect us. If other researchers’ studies were to raise or substantiate concerns over the safety or side effects of vaccines or our technology approach or product development efforts generally, our reputation and public support for our clinical trials or products could be harmed, which would harm our business and could cause our stock price to fall.

Our research and development programs may not yield effective product candidates, which could prevent us from developing our products.

      We cannot guarantee that our research and development programs will be successful in identifying vaccine candidates for clinical trials. Even if we do receive positive data during preclinical testing and during phase I and II clinical trials for our therapeutic vaccine candidate targeting HIV or any other candidates we may develop, this data cannot be relied upon as evidence that the clinical candidate will be safe and effective in humans, and data from phase III or other pivotal clinical trials may not be consistent with earlier data or be sufficient to support regulatory approval.

We may not identify the correct epitopes and, therefore, not develop a safe or effective vaccine.

      Our strategy involves identifying multiple epitopes in order to create our vaccines. If we are unable to identify the correct epitopes, or if we are unable to combine them in the correct manner, to stimulate desired immune responses we may never develop a vaccine that is safe or effective in any of the indications that we are pursuing.

Our business is based on a novel technology, which has not been used in any commercial drugs, and may not work.

      Our vaccine candidates use epitopes to stimulate specific T cell immune responses, but we are not aware of any commercial drugs that are based on this technology. Our technology related to T cell stimulation is unproven and may not produce any commercial vaccines.

If we cannot obtain and maintain strategic collaborations on acceptable terms in the future, we may not be able to develop some products.

      We will need to enter into and maintain collaborative arrangements with pharmaceutical companies or other strategic partners both for development and commercialization of potential vaccine products in markets where it would be too costly or complex to do so on our own. To date, our only collaborations are with Genencor and Bavarian Nordic. If we are not able to enter into and maintain additional research and development collaborations or other collaborations in the future on acceptable terms, we may be forced to abandon development and commercialization of some vaccine product candidates.

If our collaboration or license arrangements are unsuccessful, our revenues and product development may be limited.

      Our collaborations and license arrangements generally pose the following risks:

•	collaborators and licensees may not pursue further development and commercialization of potential products resulting from our collaborations or may elect not to renew research and development programs;

•	collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require new formulation of a product candidate for clinical testing;

•	expected revenue may not be generated because milestones may not be achieved and product candidates may not be developed;

•	collaborators could independently develop, or develop with third parties, products that could compete with our future products;

•	the terms of our contracts with our current or future collaborators may not be favorable to us in the future;

•	a collaborator with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product;

•	disputes may arise delaying or terminating the research, development or commercialization of our product candidates, or result in significant and costly litigation or arbitration; and

•	collaborations may be terminated and we will experience increased operating expenses and capital requirements if we elect to pursue further development of the product candidate.

We may not be able to obtain licenses to technology that is necessary for us to develop products.

      We may be required to enter into licenses or other collaborations with third parties in order to access technology that is necessary to successfully develop certain of our products. We may not successfully negotiate acceptable licenses or other collaborative arrangements that will allow us to access such technologies. If we cannot obtain and maintain license rights on acceptable terms to access necessary technologies, we may be prevented from developing some product candidates. In addition, any technologies accessed through such licenses or other collaborations may not help us achieve our product development goals.

We may not be able to commercialize our products under development if they infringe claims in existing patents or patents that have not yet issued, and this would materially harm our ability to operate.

      As is typical in the biotechnology industry, our commercial success will depend in part on our ability to avoid infringing patents issued to others or breaching the technology licenses upon which we might base our vaccines or other products. We are aware of patents issued to others that contain claims that may cover certain aspects of our or our collaborators’ technologies, including cancer vaccine epitopes, HIV vaccine epitopes, and methods for delivering DNA vaccines to patients. We do not believe that any of these known patents are likely to require us to obtain a license in order to pursue the development or commercialization of our vaccine product candidates. However, we may be required to take a license under one or more of these patents to practice certain aspects of our vaccine technologies in the United States, and such a license may not be available on commercially reasonable terms, if at all. If we fail to obtain a license on acceptable terms to any technology that we need in order to develop or commercialize our vaccines or other products, or to develop an alternative vaccine or other product that does not infringe on the patent rights of others, we would be prevented from commercializing our vaccine, and our business would be harmed.

If we or our collaborators cannot cost-effectively manufacture vaccines in commercial quantities and for clinical trials in compliance with regulatory requirements, we or our collaborators may not be able to successfully commercialize the products.

      We have not commercialized any products, and we do not have the experience, resources or facilities to manufacture vaccines on a commercial scale. We will not be able to commercialize any vaccines and earn product revenues unless we or our collaborators demonstrate that we can manufacture commercial quantities of vaccines in accordance with regulatory requirements. Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the FDA’s Good Manufacturing Practices, or GMP, requirements specifically for biological drugs, as well as for other drugs. In complying with the FDA’s GMP requirements, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements.

      We currently rely and intend to continue to rely on third-party contract manufacturers to produce materials needed for clinical trials and, ultimately, for product commercialization. Third-party manufacturers may not be able to meet our needs with respect to timing, quantity or quality. If we are unable to contract for a sufficient supply of needed materials on acceptable terms, or if we encounter delays or difficulties in our relationships with manufacturers, it may delay clinical trials, regulatory approvals and marketing efforts for our vaccines. Such delays could adversely affect our ability to earn revenues and our chances of achieving profitability. We cannot be sure that we can manufacture, either on our own our through contracts with outside parties, vaccines at a cost or in quantities that are commercially viable.

Pharmacia’s decision to end our collaboration has delayed and may limit our ability to develop our cancer epitope products, which may limit our ability to generate revenue.

      Pharmacia terminated our research and development collaboration in November 2000 with respect to the production, use and sale of pharmaceutical products derived from our cancer epitopes and the use of these epitopes in therapeutic vaccines. We will not receive further revenues from Pharmacia under our prior collaboration. In light of the termination of our collaboration with Pharmacia, our preclinical or clinical development of drug candidates in our cancer program is delayed. We have not spent any time or money on the development of any of these candidates (other than our therapeutic lung and colorectal cancer vaccine candidate) because we do not have financial or other resources for such development at this time, and we may never develop any of those cancer epitope products, which could prevent us from ever commercializing a product.

If we do not successfully develop and commercialize our products, we may never generate significant revenues or become profitable.

      We have not completed the development of any product and, accordingly, have not begun to market or generate revenues from the commercialization of any product. We do not expect to market any of our therapeutic or prophylactic vaccines or any other products for at least six years. If we do not successfully develop and commercialize products, we will never generate revenues that would allow us to become profitable.

The lengthy approval process and uncertainty of government regulatory requirements may impair our ability to develop, manufacture and sell any vaccines.

      We and our collaborators cannot commercialize our vaccines or other products if we do not receive FDA or state regulatory approval to market our products. The regulatory process for new therapeutic drug products, including the required preclinical studies and clinical testing, is lengthy, uncertain and expensive. We and our collaborators may not receive necessary FDA clearances for any of our vaccines or other potential products in a timely manner, or at all. Once approved, we are subject to the continuing requirements of the FDA. Noncompliance with initial or continuing requirements can result in, among other things:

•	fines and penalties;

•	injunctions;

•	seizure of products;

•	total or partial suspension of product marketing;

•	failure of the government to grant a new drug application;

•	withdrawal of marketing approvals; and

•	criminal prosecution.

      The length of the clinical trial process and the number of patients the FDA will require to be enrolled in clinical trials in order to establish the safety and efficacy of our products is uncertain. In addition, our clinical studies may not provide the FDA with sufficient clinical data to permit approval of a new drug application, or NDA, or a biologic license application, or BLA, even though we or our collaborators believe we are doing the right studies based on the protocol. The FDA or we and our collaborators may decide to discontinue or suspend clinical trials at any time if the subjects or patients who are participating in such trials are being exposed to unacceptable health risks or if the results show no or limited benefit in patients treated with the vaccine compared to patients in the control group.

      Regulatory requirements are evolving and uncertain. Future United States or state legislative or administrative acts could also prevent or delay regulatory approval of our products. Even if we obtain commercial regulatory approvals, the approvals may significantly limit the indicated uses for which we may market our products.

The approval process outside the United States is also uncertain and may limit our ability to develop, manufacture and sell our products internationally.

      To market any drug products outside of the United States, we and our collaborators are also subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval for vaccines or other drug products. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country, nor does the approval by foreign health authorities ensure approval by the FDA.

Even if we obtain regulatory approval, we may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could harm sales of the affected products.

      If we or others identify adverse side effects after any of our vaccines or other drug products are on the market, or if manufacturing problems occur:

•	regulatory approval may be withdrawn;

•	reformulation of our products, additional clinical trials, changes in labeling of our products or changes to or re-approvals of our manufacturing facilities may be required;

•	sales of the affected products may drop significantly;

•	our reputation in the marketplace may suffer; and

•	lawsuits, including costly and lengthy class action suits, may be brought against us.

Any of the above occurrences could halt or reduce sales of the affected vaccines or other products or could increase the costs and expenses of commercializing and marketing these vaccines or other products.

If we are unable to protect our trade secrets, we may be unable to protect from competitors our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

      Our competitive position depends in part on our ability to protect trade secrets that are not patentable or for which we have elected not to seek patent protection. To protect our trade secrets, we rely primarily on confidentiality agreements with our collaborative partners, employees and consultants. Nevertheless, our collaborative partners, employees and consultants may breach these agreements and we may be unable to enforce these agreements. In addition, other companies may develop similar or alternative technologies, methods or products or duplicate our technologies, methods or vaccines that are not protected by our patents or otherwise obtain and use information that we regard as proprietary, and we may not have adequate remedies in such event. Any material leak of our confidential information into the public domain or to third parties could harm our competitive position.

If we lose our key scientific and management personnel or are unable to attract and retain qualified personnel, it could delay or hurt our epitope identification and vaccine development efforts.

      We are highly dependent on the principal members of our scientific and management staff. We do not maintain key person life insurance on the life of any employee and, although we have an employment contract with Dr. Emile Loria, he may terminate his employment at any time. Our ability to identify epitopes, develop vaccines and achieve our other business objectives also will depend in part on the continued service of our key scientific and management personnel and our ability to identify, hire and retain additional qualified personnel. There is intense competition for qualified personnel in biochemistry, molecular biology, immunology and other areas of our activities, and we may not be able to continue to attract and retain such personnel necessary for the development of our business. Because of the intense competition for qualified personnel among technology-based businesses, particularly in the San Diego area, we may not be successful in adding technical personnel as needed to meet the staffing requirements of additional collaborative relationships. Our failure to attract and retain key personnel could delay or be significantly detrimental to our product development programs and could cause our stock price to decline.

We out-license technology outside of our core area of focus, and these licensees may not develop any products using our technology, which may limit our revenue.

      We have licensed to third parties some of our technology in markets that we are not pursuing ourselves or with our collaborators. If these licensees are not successful in developing and commercializing products using our technology, our revenues would be limited. Our licensees may pursue alternative technologies or develop alternative products either on their own or in collaboration with others in competition with products developed under licenses or collaborations with us.

If we do not develop a sufficient sales and marketing force, we may not be able to successfully commercialize our products, which would limit our ability to earn product revenues.

      We have no experience in sales, marketing or distribution. Before we can market any of our products directly, we must develop a substantial marketing and sales force with technical expertise and supporting distribution capability or obtain the assistance of one or more pharmaceutical companies with a large distribution system and a large direct sales force. If we cannot develop sales and distribution capabilities, or enter into effective arrangements with third parties in a timely manner on acceptable terms, we may not be able to successfully commercialize any products we may develop and may not earn product revenues. Other than our agreement with Genencor, we do not have any existing distribution arrangements with any pharmaceutical company for our vaccines under development. We cannot be sure that we can establish sales and distribution capabilities or successfully gain market acceptance for our products.

Some of our programs are funded by the government and, therefore, the government may have rights to certain of our technology and could require us to grant licenses of our technology to third parties.

      We fund certain of our research and development related to our HIV and malaria programs pursuant to grants from the government. As a result of these grants, the government may have rights in the technology, including inventions developed with government funding. In addition, the government may require us to grant to a third party an exclusive license to any inventions resulting from the grant if the government determines that we have not taken adequate steps to commercialize inventions, or for public health or safety needs.

Adverse determinations concerning product pricing, reimbursement and related matters could prevent us from successfully commercializing products and impair our ability to generate revenues.

      Our ability to successfully commercialize our vaccines or other products may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Product liability risks may expose us to significant liability that could cause us to incur significant costs or cease developing our products.

      Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. While we currently have product liability insurance for an early stage clinical trial, we cannot be sure that we can maintain such insurance on acceptable terms or obtain acceptable insurance as we progress through product development and commercialization, or that our insurance will provide adequate coverage against potential liabilities, either in human clinical trials or following commercialization of any vaccines we may develop.

Our use of hazardous materials could expose us to significant costs.

      Our research and development processes involve the controlled storage, use and disposal of hazardous materials, chemicals and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed our resources. We cannot be sure that compliance with environmental laws and regulations in the future will not entail significant costs, or that our ability to conduct research and development activities will not be harmed by current or future environmental laws or regulations.

Risks Related to this Offering

We are offering the common stock on a best efforts basis and we cannot be certain that we will raise the full amount contemplated by this offering.

      We have retained Punk, Ziegel & Company under a placement agency agreement to act as our exclusive placement agent on a “best efforts” basis in connection with this offering. The placement agent is not obligated and does not intend to purchase any of the common stock offered hereby. The closing of this offering is not conditioned on the sale of all of the shares offered hereby, and we may sell all or any portion of such shares. Accordingly, we cannot be certain of the number of shares that will be purchased by investors or the amount of proceeds we will receive.

The volatility of the price of our common stock may hurt our stockholders.

      The market prices for securities of biotechnology companies, including our common stock, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are not necessarily related to the operating performance of such companies. Our stock price has been and will continue to be influenced by general market and industry conditions. In addition, the following factors may have a significant effect on the market price of our common stock:

•	announcements of technological innovations or new commercial vaccines or other therapeutic products by us or others;

•	governmental regulation that affects the biotechnology and pharmaceutical industries;

•	developments in patent or other proprietary rights;

•	developments in, or termination of, our relationships with our collaborators;

•	public concern as to the clinical results and/or the safety of drugs developed by us or others; and

•	announcements related to the sale of our stock.

      Fluctuations in our financial performance from period to period also may have a significant impact on the market price of our common stock. In addition, after this offering is completed, 19,384,420 shares of our common stock will be issued and outstanding. We cannot predict what effect, if any, future sales of shares or the availability of shares for future sale will have on the market price of the stock. The market price of our common stock could drop due to sales of large number of shares in the market after this offering or the perception that sales of large numbers of shares could occur.

The subordination of our common stock to our preferred stock could hurt common stockholders and, upon conversion, our preferred stock will further dilute our holders of common stock.

      Our common stock is expressly subordinate to our series S and series S-1 preferred stock in the event of our liquidation, dissolution or winding up. With respect to our series S preferred, any merger or sale of substantially all of our assets shall be considered a deemed liquidation. If we were to cease operations and liquidate our assets, we would first be required to pay $10 million to our holders of preferred stock and there may not be any remaining value available for distribution to the holders of common stock after providing for the series S and series S-1 preferred stock liquidation preference. In addition, due to adjustments to the conversion price of our series S preferred stock, in the event our series S preferred stock is converted to common stock, it will further dilute our holders of common stock.

The effect of anti-takeover provisions may deprive our stockholders from receiving a premium over the market price of our common stock.

      Provisions of our certificate of incorporation and our stockholder rights plan may have the effect of deterring unsolicited take-over offers and thereby deprive our stockholders from receiving a premium over the market price of our common stock. Our certificate of incorporation includes a provision that requires the approval of holders of at least 66 2/3% of our voting stock as a condition to a merger or certain other business transactions with, or proposed by, a holder of 15% or more of our voting stock. This approval is not required in cases where certain of our directors approve the transaction or where certain minimum price criteria and other procedural requirements are met. Our certificate of incorporation also requires the approval of holders of at least 66 2/3% of our voting stock to amend or change the provisions mentioned relating to the transaction approval. Finally, our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting rather than by any consent in writing.

      Further, pursuant to the terms of our stockholder rights plan, we have distributed a dividend of one right for each outstanding share of common stock. If any person or group acquires 15% or more of our common stock, these rights will be triggered. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our board of directors and may have the effect of delaying or deterring hostile takeover attempts.

Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions and depress our stock price.

      As of September 30, 2002, our officers, directors and those stockholders owning at least five percent of our outstanding stock together control approximately 64% of our outstanding common stock and Pharmacia holds 100% of our preferred stock. If some or all of these officers, directors and principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of mergers or other business combination transactions. The interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. For instance, officers, directors and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other stockholders. This concentration of ownership also could depress our stock price.

We have broad discretion to use the net proceeds from this offering, and our investment of these proceeds may not yield a favorable return.

      Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with in which our stockholders may not agree. Pending any such uses, we plan to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

      Some of the information in this prospectus and in the documents we have filed with the Securities and Exchange Commission, or SEC, which we have referenced under “Where You Can Find More Information” on page 72 contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements represent our management’s current estimates and judgment regarding future events. These forward-looking statements include statements about our projected IND filing for lung and colorectal cancer, expectations regarding our product candidates, timing of clinical trials, use of the net proceeds from this offering, sources and amounts of revenue and operating expenses, net operating losses, competition, development plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. These statements may be found under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and elsewhere in this prospectus and in the other documents filed with the SEC.

      Forward-looking statements typically are identified by use of terms such as “may,” “will,” “shall,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and similar words although some forward-looking statements are expressed differently. An investment in our securities involves certain risks and uncertainties that could affect our future financial results. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	our and our collaborators’ failure to achieve positive results in clinical trials;

•	competitive factors;

•	the ability to develop safe and efficacious drugs;

•	relationships with our collaborators;

•	the ability to enter into and maintain collaborative and license agreements;

•	uncertainty regarding our patents and patent rights;

•	compliance with current or prospective governmental regulation;

•	technological change; and

•	general economic conditions.

      You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus and in the other documents filed with the SEC, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We are under no duty and have no plans to update any forward-looking statements.

      We use data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we nor the placement agent represents that any such information is accurate.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of up to 7,250,000 shares of our common stock in this offering at the assumed public offering price per share of $1.22 will be up to approximately $7,951,000. However, this offering is being conducted on a best efforts basis and we may receive less in net proceeds than we anticipate. “Net proceeds” are what we expect to receive after deducting the placement agent fees and other estimated expenses of the offering.

      We intend to use approximately $2.7 million of the net proceeds from this offering to fund our phase I/II clinical trial for our therapeutic vaccine for HIV that began in September 2002 and approximately $2.6 million of the net proceeds to file an IND and subsequently fund our planned phase I clinical trial for our lung and colorectal vaccine candidate. We intend to use any remaining net proceeds from this offering:

•	to advance our preclinical research programs; and

•	to fund development activities of our other product candidates;

•	to fund further clinical trials of our product candidates;

•	for general corporate purposes.

      We expect that the net proceeds from this offering, together with our existing assets and cash receipts from existing contracts, will be sufficient to fund our operations through December 2004. At the end of two years, we will need additional capital and we have no committed external sources of funding.

      The timing and amount of our actual expenditures are subject to change and will be based on many factors, including:

•	the costs associated with our clinical trials for our vaccine targeting HIV, which began in the third quarter of 2002;

•	the costs associated with our preclinical activities and our clinical trials for our vaccine targeting lung and colorectal cancer, expected to begin in 2003;

•	the costs associated with completing safety studies and other preclinical activities and filing an IND for our lung and colorectal cancer vaccine candidate;

•	progress with other preclinical testing and clinical trials in the future;

•	our ability to establish and maintain collaborative research and development arrangements and license agreements;

•	the actual revenue we receive under our collaborative research and development agreements;

•	the actual costs we incur under our research collaboration with Bavarian Nordic;

•	the actual payment of license fees which may become payable at the option of the licensor;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and any other proprietary rights;

•	competing technological and market developments;

•	changes in our existing research relationships;

•	continued scientific progress in our drug discovery programs; and

•	the magnitude of our drug discovery and development programs.

These or other factors may result in our decision to make changes in the use of the net proceeds from this offering. Until we use the net proceeds of the offering, we will invest the funds in accordance with our investment policy. The primary objective of our investment policy is to preserve principal while at the same time achieving competitive yields, without significantly increasing risk. To achieve this objective, we primarily invest in A1 or P1 or higher rated debt securities with maturities of less than two years, with the weighted average maturity not to exceed eighteen months.

PRICE RANGE OF COMMON STOCK

      Our common stock (NASDAQ symbol “EPMN”) is traded publicly through the Nasdaq National Market. Public trading of our common stock commenced in 1991. Prior to that time, there was no public market for our common stock. The following table presents quarterly information on the price range of our common stock for the periods indicated. This information indicates the high and low sale prices reported by the Nasdaq National Market. These prices do not include retail markups, markdowns or commissions.

	High	Low

2002
First Quarter	$4.24	$2.30
Second Quarter	$2.75	$1.40
Third Quarter	$2.10	$1.17
Fourth Quarter (through November 5, 2002)	$1.50	$1.00
2001
First Quarter	$7.00	$1.88
Second Quarter	$4.00	$2.19
Third Quarter	$4.75	$1.70
Fourth Quarter	$3.25	$1.75
2000
First Quarter	$21.38	$2.00
Second Quarter	$9.56	$3.25
Third Quarter	$6.41	$3.78
Fourth Quarter	$5.00	$1.59

      The closing price of our common stock on the Nasdaq National Market on November 5, 2002 was $1.22 per share. As of September 30, 2002, there were 12,134,420 shares of our common stock outstanding that were held of record by approximately 260 stockholders. The number of record holders does not include beneficial owners of our common stock that hold their shares in nominee or street name.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain our earnings, if any, to support our operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2002:

•	on an actual basis;

•	as adjusted to give effect to the sale of 7,250,000 shares of common stock in this offering, at an assumed public offering price of $1.22 per share, and after deducting the estimated placement agent fees and estimated offering expenses payable by us.

	September 30, 2002

	Actual	As Adjusted

	(unaudited)

	(in thousands)
Stockholders’ equity:
Preferred stock, $.01 par value: 10,000,000 shares authorized, 1,409,288 shares issued and outstanding of Series S and S-1 convertible preferred stock at September 30, 2002. Liquidation preference of $10,000,000 at September 30, 2002	$14	$14
Common stock, $.01 par value: 25,000,000 shares authorized and 12,134,420 shares issued and outstanding, actual; 19,384,420 shares issued and outstanding, as adjusted	121	194
Additional paid-in capital	166,441	174,319
Note receivable from a stockholder	(2,893)	(2,893)
Deferred compensation	(228)	(228)
Accumulated deficit	(149,123)	(149,123)

Total stockholders’ equity	14,332	22,283

Total capitalization	$14,332	$22,283

      The number of shares of common stock outstanding after the offering is based upon the number of shares of common stock outstanding as of September 30, 2002 and excludes:

•	1,709,841 shares of common stock issuable upon the exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $3.85 per share;

•	217,457 shares of common stock reserved for issuance under our stock option plans;

•	231,733 shares of common stock reserved for issuance under our employee stock purchase plan;

•	245,964 shares of common stock issuable pursuant to outstanding warrants; and

•	1,608,448 shares of common stock issuable upon conversion of all outstanding shares of preferred stock. The number of shares of common stock issuable upon the conversion of all outstanding shares of preferred stock will increase to 1,980,314 after giving effect to the sale of 7,250,000 shares of common stock at an assumed price per share of $1.22 to be sold in our offering.

Please read the above information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes beginning on page F-1 of this prospectus.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the assumed public offering price per share and the adjusted net tangible book value per share after this offering. Our pro forma net tangible book value as of September 30, 2002 was approximately $11.4 million, or $0.83 per share. Pro forma net tangible book value per share is equal to the amount of our total tangible assets minus total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of our preferred stock as of September 30, 2002. The number of shares of common stock issuable upon the conversion of all outstanding shares of preferred stock will increase to 1,980,314 after giving effect to the sale of 7,250,000 shares of common stock at an assumed price per share of $1.22 to be sold in our offering.

      The pro forma net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this public offering. After giving effect to the sale of 7,250,000 shares of common stock in this offering at an assumed offering price of $1.22 per share (less the estimated placement agent fees and estimated expenses we will pay in connection with this offering), our pro forma net tangible book value as adjusted at September 30, 2002 would have been $19.4 million, or $0.91 per share. This represents an immediate increase in the adjusted net tangible book value of $0.08 per share to existing stockholders and an immediate and substantial dilution of $0.31 per share to new investors. The following table illustrates the per share dilution on the basis described above:

Assumed offering price per share		$1.22
Pro forma net tangible book value per share as of September 30, 2002	$0.83
Increase per share attributable to new investors	$0.08

As adjusted pro forma net tangible book value per share after this offering		$0.91

Dilution per share to new investors		$0.31

      The outstanding share information above excludes the following information as of September 30, 2002:

•	1,709,841 shares of common stock issuable upon the exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $3.85 per share;

•	217,457 shares of common stock reserved for issuance under our stock option plans;

•	231,733 shares of common stock reserved for issuance under our employee stock purchase plan; and

•	245,964 shares of common stock issuable pursuant to outstanding warrants.

      To the extent outstanding options and warrants have been and will be exercised, there will be further dilution to investors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      This section presents our historical financial data. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements. The selected data in this section is not intended to replace the financial statements. The selected consolidated financial information at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial information at December 31, 1997, 1998 and 1999 and for each of the two years in the period ended December 31, 1998 is derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated financial information presented below as of September 30, 2002 and for the nine months ended September 30, 2001 and 2002 have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus and, in our opinion, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial position and results of operations. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of results that may be expected for any other interim period or for the year ending December 31, 2002. Historical results are not necessarily indicative of the results to be expected for any interim period or for the year as a whole.

						Nine Months Ended
	Years Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

	(in thousands, except per share data)					(unaudited,
						in thousands)
Statement of Operations Data:
Revenues:
License fees and milestones	$3,428	$2,005	$2,500	$—	$3,750	$3,750	$250
Research grants and contract revenue	1,623	1,692	1,668	1,603	1,831	1,325	1,550
Related party revenue	—	—	—	—	2,585	1,424	3,693

Total revenues	5,051	3,697	4,168	1,603	8,166	6,499	5,493
Costs and Expenses:
Research and development	16,537	18,352	8,716	6,285	7,870	5,287	8,709
General and administrative	3,735	4,587	2,508	2,305	3,363	2,443	2,025
Restructuring costs	—	—	2,707	(100)	—	—	—
Write-off of in-process technology	—	—	3,154	—	—	—	—
Loss on permanent impairment of intangible assets	—	3,400	—	—	—	—	—

Total costs and expenses	20,272	26,339	17,085	8,490	11,233	7,730	10,734

Loss from operations	(15,221)	(22,642)	(12,917)	(6,887)	(3,067)	(1,231)	(5,241)
Minority interest in net loss of consolidated subsidiary	—	441	523	—	—	—	—
Interest income, net	825	860	367	564	424	313	501
Other income, net	—	—	544	1,581	(1)	(1)	(14)
Gain on sales and disposal of assets	—	(194)	3,218	5	—	—	—

Net loss	$(14,396)	$(21,535)	$(8,265)	$(4,737)	$(2,644)	$(919)	$(4,754)

Net loss per share — basic and diluted	$(3.92)	$(4.48)	$(1.57)	$(0.68)	$(0.31)	$(0.11)	$(0.42)

Shares used in computing net loss per share — basic and diluted	3,668	4,802	5,258	6,971	8,534	8,203	11,404

	December 31,
						September 30
	1997	1998	1999	2000	2001	2002

						(unaudited,
	(in thousands)					in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,187	$2,594	$1,843	$4,181	$8,038	$11,872
Working capital	17,779	9,755	6,923	8,213	15,393	9,784
Total assets	28,147	21,030	12,705	14,486	23,910	17,514
Long-term obligations	656	1,606	436	389	43	—
Stockholders’ equity	24,392	13,976	10,422	12,091	19,351	14,332

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Except for the historical information contained herein, the following discussion contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, without limitation, those discussed below and in the section entitled “Risk Factors.”

      Since 1997, we have devoted substantially all of our resources to the discovery and development of potential therapeutic and prophylactic products. To date, we have not received any revenues from the sale of products. We have funded our research and development primarily from equity-derived working capital and through strategic alliances and collaborations with other companies. We have not been profitable since our inception and expect to incur substantial operating losses for at least the next several years. As of September 30, 2002, our accumulated deficit was approximately $149.1 million.

      In July 2001, we entered into a collaboration agreement with Genencor. The revenue that we recognize from Genencor includes milestone payments, recognition of upfront license fees over the term of the contract and contract revenue to support our research over the term of the collaboration. As of September 30, 2002, Genencor owned 11.1% of our common stock and is therefore considered a “related party” for financial reporting purposes. Therefore, all payments that we receive under this agreement are itemized under the category, “Related Party Revenue.”

Significant Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, patents and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements (see Note 1 to our financial statements).

Revenue Recognition

      We recognize revenues pursuant to Staff Accounting Bulletin No. 101, “Revenue Recognition.” License fees are earned and recognized in accordance with the provisions of each agreement. Upfront license fees for perpetual licenses where we have no performance obligations are recognized when received. License fees with ongoing involvement or performance obligations are recognized over the term of the agreement. Milestone payments are recognized as revenue upon the completion of the milestone as long as the milestone event was substantive, and its achievability was not reasonably assured at inception and the Company’s performance obligations after milestone achievement will continue to be funded at a comparable level before the milestone achievement. Revenues from grants are recognized on a percentage-of-completion basis as related costs are incurred. We defer revenue recognition until performance obligations have been completed and collectibility is reasonably assured.

Patents

      We capitalize the costs incurred to file patent applications when we believe there is a high likelihood that the patent will issue and there will be future economic benefit associated with the patent. These costs are amortized over a ten-year life from the date of patent filing. We expense all costs related to abandoned patent applications. If we elect to abandon any of our currently issued or unissued patents, the related expense could be material to our results of operations for the period of the abandonment.

Investment Policy

      The primary objective of our investment activities is to preserve principal while at the same time achieving competitive yields, without significantly increasing risk. To achieve this objective, we primarily invest in cash and money market accounts as well as A1 or P1 or higher rated debt securities with maturities of less than two years, with the weighted average maturity not to exceed eighteen months. We also attempt to minimize our portfolio risk by placing constraints on how much of our portfolio may be held in a specific type of investment such as asset-backed securities or collateralized mortgage obligations as well as limiting our holdings in any one issuer.

Results of Operations

Nine months ended September 30, 2002 as compared with nine months ended September 30, 2001

      In the nine months ended September 30, 2002, we had total revenues of $5.5 million, as compared to $6.5 million in revenue in the nine months ended September 30, 2001. The decrease in the nine months ended September 30, 2002 relates primarily to a reduction of $3.5 million in license fees and milestone payments we received compared to the nine months ended September 30, 2001, partially offset by an increase of $2.3 million in related party revenue we received in the nine months ended September 30, 2002 compared to the corresponding period in 2001. We recorded $0.3 million in revenue associated with license fees and milestones in the nine months ended September 30, 2002, as compared to $3.8 million in the nine months ended September 30, 2001. License fee and milestone revenue for the nine months ended September 30, 2001 included recognition of non-recurring license fees associated with numerous license agreements we entered into during that period, including agreements with Biosite, Anosys, Nexell and Pharmexa. For the nine months ended September 30, 2002, we received $1.6 million in research grants and contract revenue, a 17% increase over the $1.3 million received in the nine months ended September 30, 2001. The increase was due to an increase in expenditures and reimbursement for those expenditures under an NIH contract supporting our HIV program preclinical activities. We had related party revenue of $3.7 million in the nine months ended September 30, 2002 compared to $1.4 million of related party revenue in the nine months ended September 30, 2001. The increase was due to reimbursement for expenditures on our Genencor collaboration and amortization of license fees associated with the Genencor collaboration that was entered into in July 2001.

      Research and development expenses increased to $8.7 million in the nine months ended September 30, 2002 from $5.3 million in the nine months ended September 30, 2001. The increase in the nine months ended September 30, 2002 relates primarily to an increase of $1.3 million in outside costs related to preclinical activities such as formulation and toxicology studies for our HIV and lung and colorectal cancer programs, an increase of $0.6 million in labor and related costs, including recruitment and relocation as a result of an increase in our personnel responsible for research and development activities, an increase of $0.5 million associated with amortization and other costs related to increased spending to prosecute our patent portfolio and an increase of $0.4 million on scientific supplies due to increased research and development efforts and our collaboration with Genencor. We expect our research and development expenses to continue to significantly increase in 2002, compared with those of 2001, as we begin our clinical trials for our HIV vaccine and work to advance our product candidate in lung and colorectal cancer to the clinic. We expect to continue to incur costs in 2002 for, among other things, product formulation, manufacturing of product for use in clinical trials and medical and clinical consultant costs.

      General and administrative costs were approximately $2.0 million in the nine months ended September 30, 2002 and $2.4 million in the nine months ended September 30, 2001. The decrease in the nine months ended September 30, 2002 was primarily due to a $0.4 million reduction in bonuses, a benefit of $0.3 million of stock compensation related to a lower stock price for variable stock equity instruments, and a decrease of $0.2 million in legal expenses in the nine months ended September 30, 2002 compared to the nine months ended September 30, 2001. These decreases were partially offset by a $0.3 million increase in payroll and related expenses and a $0.1 million increase in consultant expenses in the nine months ended September 30, 2002.

      Net interest income was approximately $0.5 million in the nine months ended September 30, 2002 and $0.3 million in the nine months ended September 30, 2001. Interest income during the nine months ended September 30, 2002 includes $0.3 million of interest accrued on the note issued for the purchase of our common stock by Dr. Loria, our president and chief executive officer, in January 2001. Higher average cash balances in the nine months ended September 30, 2002 were offset by lower average returns than in the nine months ended September 30, 2001 due to lower interest rates.

      We expect to incur operating losses over at least the next several years due to continuing expenses associated with our research and development programs, including preclinical testing and clinical trials. Operating losses may fluctuate from quarter to quarter as a result of differences in the timing and amounts of revenues received and expenses incurred, and such fluctuations may be substantial.

Year ended December 31, 2001 as compared with the year ended December 31, 2000

      We had total revenues of $8.2 million for the year ended December 31, 2001, compared to $1.6 million in 2000 and $4.2 million in 1999. Total revenues increased 413% in 2001 compared to 2000, due primarily to receipt of upfront, one-time payment of license fees in connection with transactions completed in 2001 and increased grant and contract payments in 2001 totaling $1.8 million compared to $1.6 million in 2000. We also recorded $2.6 million in license fee revenues from a related party in 2001 compared to $0 in 2000.

      Research and development expenses increased to $7.9 million in 2001 from $6.3 million in 2000, primarily as a result of higher labor and related costs due to increased staffing and salary increases, expensing costs related to abandoned patents in 2001, increased expenditures on general scientific supplies, higher equipment related costs and increased costs for sponsored research as part of our HIV grant program during the 2001 period.

      General and administrative expenses increased to $3.4 million in 2001 from $2.3 million in 2000, primarily due to increased labor, recruiting and related costs, increased legal expenses resulting from licensing and collaborative efforts during the 2001 period and $0.2 million of stock-based compensation recorded in 2001.

      We had no restructuring related charges in 2001 compared to a reduction or reversal of restructuring charges of $0.1 million in 2000.

      We had negligible other income in 2001 compared to other income of $1.6 million in 2000. The 2000 amount represents a payment from Elan International Services of $0.5 million related to the assignment of a license and the release of $1.1 million from escrow under an agreement between Cytel and Neose Technologies, Inc. for the purchase of certain assets.

      Net interest income was $0.4 million in 2001 compared to $0.6 million in 2000. The decrease in 2001 from 2000 was based on lower average returns on cash balances.

Liquidity and Capital Resources

      We have financed operations since inception primarily through private placements of our equity securities, two public common stock offerings, license fees, revenues under collaborative research and development agreements, grant revenues, capital and operating lease transactions, certain asset divestitures and interest income. Through September 2002, we have raised approximately $163.8 million from the sale of equity securities, of which $28.8 million was raised to fund the business since the formation of our business related to immunotherapy. As of September 30, 2002, we had 13,742,868 shares outstanding on an as-converted to common stock basis, assuming conversion of the series S and S-1 preferred shares.

      As of September 30, 2002, our cash, cash equivalents and short-term investments were $11.9 million compared to $19.0 million at December 31, 2001. The decrease was primarily due to $5.5 million of cash used for operations. We expect to continue to use our cash, cash equivalents and short-term investments to fund our ongoing drug research and development programs. We had net working capital of $9.8 million as of September 30, 2002 compared to $15.4 million as of December 31, 2001.

      Capital expenditures were $0.7 million in the first nine months of 2002 and were $0.1 million in the first nine months of 2001. The expenditures for the first nine months of 2002 were primarily for laboratory equipment to increase and improve immunological screening throughput, to build out additional laboratory space to accommodate additional employees and for information technology equipment and upgrades to accommodate new employees. In the past, we have financed our laboratory equipment and research and office facilities primarily through operating lease arrangements and a note payable. During the first nine months of both 2002 and 2001, we made payments under the notes payable of $0.3 million. During 2002, we anticipate that payments related to leasehold improvements and capital expenditures will increase significantly over 2001 levels to a range of approximately $0.8 million to $1.0 million. For the nine months ended September 30, 2002, we have already paid $0.7 million related to leasehold improvements and capital expenditures. We will also pay approximately $0.6 million in rent on our lease commitments during 2002. For the nine months ended September 30, 2002, we have already paid $0.4 million in rent.

      Payments related to capitalized patent expenses were approximately $0.7 million during the nine months ended September 30, 2002 and $0.4 million during the nine months ended September 30, 2001.

      We expect to incur substantial additional research and development expenditures in 2002 compared to 2001 levels in connection with our ongoing drug research and development programs, including costs related to preclinical testing, clinical trials and manufacturing. We intend to seek collaborative research and development relationships with suitable corporate partners. We have in the past and may in the future also license to third parties some of our technology in markets that we are not pursuing ourselves or through our collaborations. Any agreements that may result from these discussions may not successfully reduce our funding requirements or, if entered into, may be terminated.

      We now anticipate that total revenue for 2002 will be in the range of $7.1 million to $7.5 million, which includes anticipated grant and contract revenue and certain license fees. Our estimate assumes that we recognize revenue from milestone or licensing payments under existing agreements with third parties related to the licensing of our technology. We also anticipate that operating expenses for the full year 2002 will rise from $11.2 million in 2001 to between approximately $14.5 million and $15.0 million, representing a 29% to 34% increase over 2001. The anticipated rise in expenses relates to the filing we made of our IND for our vaccine targeting HIV in the second quarter of 2002 and beginning our phase I/ II clinical trial in September 2002 and assumes that we file an IND for our lung and colorectal cancer candidate in late 2002 or early 2003. We also anticipate using some of our cash and investments beginning in 2002 to fund our collaboration with Bavarian Nordic. We will share equally with Bavarian Nordic in all research related expenses and have included these anticipated expenditures in our operating expense forecast for 2002. We may also become liable in 2002 for payment of license fees of up to $0.5 million, at the option of the licensor. We have not included payment of these potential license fees in our operating expense forecast for 2002 as payment of those expenses is not assured.

      We anticipate that our existing cash and investments and interest earned thereon, along with the cash receipts related to existing contracts and the proceeds from this offering, will enable us to maintain our current and planned operations through December 2004 based on our anticipated expenditures. The estimate for the period for which we anticipate our existing resources to enable us to maintain our current and planned operations, as well as our estimates for 2002 revenues and expenses, are forward-looking statements that involve risks and uncertainties. We will require additional equity or debt financing in order to pursue our research and development programs, and we cannot assure you that these funds will be available and even if available, may not be available on favorable terms. If adequate funds are not available we may be required to delay, scale back or eliminate one or more of our drug discovery or development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would not otherwise relinquish.

      Our future capital requirements will depend on many factors, including:

•	the costs associated with our clinical trials for our vaccine targeting HIV, which began in the third quarter of 2002;

•	the costs associated with our preclinical activities and our clinical trials for our vaccine targeting lung and colorectal cancer, expected to begin in 2003;

•	the costs associated with completing safety studies and other preclinical activities and filing an IND for our lung and colorectal cancer vaccine candidate;

•	progress with other preclinical testing and clinical trials in the future;

•	our ability to establish and maintain collaborative research and development arrangements and license agreements;

•	the actual revenue we receive under our collaborative research and development agreements;

•	the actual costs we incur under our research collaboration with Bavarian Nordic;

•	the actual payment of license fees which may become payable at the option of the licensor;

•	the time and costs involved in obtaining regulatory approvals;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and any other proprietary rights;

•	competing technological and market developments;

•	changes in our existing research relationships;

•	continued scientific progress in our drug discovery programs; and

•	the magnitude of our drug discovery and development programs.

      As is typical in the biotechnology industry, our commercial success will depend in part on not infringing upon the patent or other proprietary rights of others and maintaining the technology licenses upon which our products might be based. Our business is also subject to other significant risks, including the uncertainties associated with our ability to enter into and maintain new collaborations, the lengthy regulatory approval process, and potential competition from other products. Even if our products appear promising at an early stage of development, they may not reach the market for a number of reasons. Such reasons include, but are not limited to, our inability to fund clinical development of such products, or the possibilities that the potential products will be found ineffective during clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale or be uneconomical to market.

Quantitative and Qualitative Disclosures About Market Risks

      At September 30, 2002, our investment portfolio included only cash and money market accounts and had no fixed-income securities. There would be no material impact to our investment portfolio, in the short term, associated with any change in interest rates and any decline in interest rates over time will reduce our interest income, while increases in interest rates over time will increase our interest income.

Disclosure and Internal Controls

      As of September 30, 2002, our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of our disclosure controls and internal control systems. Our Chief Executive Officer and Chief Financial Officer believe our disclosure controls and procedures are effective. Our Chief Executive Officer and Chief Financial Officer found no significant changes in internal controls or in other factors that could significantly affect internal controls.

BUSINESS

Overview

      We are developing therapeutic vaccines that use multiple epitopes, or protein fragments, to specifically activate the body’s immune system for the more effective management of infectious diseases and cancer. We recently began a phase I/II clinical trial of our therapeutic, multi-epitope vaccine candidate EP HIV-1090 in patients infected with HIV-1, which is the predominant strain of HIV in North America and Western Europe. Patients enrolled in the trial will be immunized while receiving multiple antiretroviral drugs. The primary objective of this trial is to determine the safety and the effect on the immune system, or immunogenicity, of the EP HIV-1090 vaccine. The vaccine candidate is designed to induce a sufficiently potent immune response so that the patient’s immune system can control the virus, allowing the patient to suspend or stop taking antiretroviral drugs that have serious side effects and can induce drug resistance when taken over time. We are also developing a multi-epitope vaccine for the treatment of lung and colorectal cancer and expect to file an IND with the FDA for this product candidate by late 2002 or early 2003. In July 2001, we entered into a collaboration with Genencor International, Inc. for vaccines to treat or prevent hepatitis B virus, hepatitis C virus and human papilloma virus. In addition, we are conducting research and preclinical development of vaccines to treat breast, prostate and other cancers and vaccines for the prevention of HIV and malaria.

      Eliciting a strong cellular, or T cell, immune response is crucial for treating and preventing many infectious diseases and tumors. Clinical experience has shown that the cellular immune response is directly related to viral clearance and tumor regression in those patients who are able to clear chronic viral infection without treatment and in cancer patients who respond to immunotherapy. This successful cellular immune response includes activity of cytotoxic T cells, or CTLs, and helper T cells, or HTLs, which are directed toward specific antigen fragments, known as epitopes.

      Our vaccines are composed of proprietary epitopes that can stimulate specific T cell immune responses. We can rapidly identify such epitopes from any protein or gene sequence using EIS which enables the rapid identification of novel epitopes that can stimulate specific CTL and HTL immune responses. These epitopes can be identified from any protein or gene sequence. In an attempt to establish a broad patent position, we have identified, evaluated and disclosed in our patent applications more than 54,000 epitopes. We also make analogs of the epitopes we discover by selectively altering their composition to increase vaccine potency, and we apply for patent protection for these analogs. We select a small subset of these epitopes and analogs, typically 10 to 50, to develop each of our vaccine candidates.

      Based on our scientists’ discoveries in the field, we believe we are establishing a broad intellectual property position directed toward the methods of epitope identification, epitope compositions and epitope uses in vaccines and diagnostics products.

Market Opportunities

     HIV

      It is estimated that approximately 940,000 people in North America and nearly 560,000 people in Western Europe are currently infected with HIV. According to estimates, in the United States alone, an additional 40,000 people are newly infected with HIV each year. The standard approach to treating HIV infection has been to lower viral loads by using drugs that inhibit two of the viral enzymes that are necessary for the virus to reproduce: RTIs or PIs, or a combination of these drugs. Current therapies based on combinations of RTIs or PIs, reduce HIV viral loads in many patients. In 2000, deaths attributable to HIV infection were reduced to approximately 15,000 from 38,000 in 1996, largely due to improvements in treatment regimens. Total sales in 2001 of approved RTIs and PIs exceeded $3.1 billion in the United States and $5.0 billion worldwide.

      While significant progress has been made in combating HIV, current treatments continue to have significant limitations, such as viral resistance, toxicity and non-adherence to the complicated treatment regiments. HIV is prone to genetic changes that can produce strains of HIV that are resistant to currently-approved RTIs and PIs. Generally, HIV that is resistant to one drug within a class is likely to become resistant to the entire class, a phenomenon known as cross-resistance. As a result of cross-resistance, attempts to re-establish suppression of HIV viral load by substituting different RTI and PI combinations often fail. It is estimated that, in the United States, over 70% of patients currently taking medications have failed at least one regimen. Studies suggest that 10% to 15% of newly-infected HIV patients in the United States have become resistant to at least one member of each of the classes of currently approved anti-HIV drugs, and that number is believed to be growing.

      Over time, in addition to generating resistance to drugs, many patients develop intolerance to different medications. Data suggest that some HIV infected patients refuse to commence or continue taking RTIs and PIs, either alone or in combination, because of side effects and difficult dosing regimens. Several side effects commonly associated with currently approved anti-HIV drugs include neurological disorders, gastrointestinal disorders, diabetes-like symptoms, elevated cholesterol levels, other abnormal lipid metabolism and bone disorders. Dosing regimens can require taking as many as 30 pills per day. The emergence of drug-resistant strains of HIV, as well as toxic side effects associated with existing therapies, have heightened demand for new HIV therapies that work by different mechanisms of action, and have unique resistance profiles, fewer side effects and a simpler dosing regimen.

     Lung and Colorectal Cancer

      The World Health Organization (WHO) predicts that by 2020 there will be 15 million cases of cancer every year. In the United States approximately 1.25 million new cases of cancer are diagnosed annually and cancer is, by 2020, expected to surpass heart disease as the primary cause of death in adults. Of the various cancers, the four most common types include lung, breast, prostate and colorectal cancer. These four cancers have the greatest incidence of new cases and are responsible for the highest combined mortality, approximately 58.1% of all cancer deaths worldwide. In the United States alone, there were approximately 135,000 new cases of colorectal cancer diagnosed in 2001 and colorectal cancer represents the third highest incidence of any cancer for American men. In 2001 an estimated 56,000 deaths in the United States were attributed to colorectal cancer. Cancer of the lungs continues to be a major health problem with a very high mortality rate and represents the leading cause of cancer death in the United States. Approximately 170,000 new lung cancer cases were diagnosed in the United States in 2001, and an estimated 160,000 patients died from lung cancer. In addition more than 75% of cancers are expected to occur in individuals over the age of 50 and demographic trends clearly show an aging population.

      The current course of treatment for lung cancer includes surgery, if possible, followed by various regimens of radiation and chemotherapy to try and destroy cancer cells that have spread. Chemotherapy causes well-known adverse side effects such as hair loss, decreased function of various organs, and a substantial suppression of the immune system, leading to susceptibility to other diseases. The side effects of these treatments, combined with relatively low success rates for most cancers, have led to the need for development of different methods of treatment. The unmet needs for more effective cancer treatments provide a significant market potential for emerging therapeutics. Current pharmaceutical therapies for lung cancer include taxanes, platinun-based drugs and nucleoside analogs, with combined sales exceeding $2.3 billion in 2001. Drug therapies for colorectal cancer had combined sales in excess of $700 million in 2001. According to a PhRMA 2001 report on pharmaceutical drug development, there were 402 new product candidates in clinical development for the treatment of cancer and at least 33 companies were developing more than 50 vaccines against various cancers.

The Immune Response

      The immune system is the body’s natural defense mechanism to prevent and combat disease. The immune system differentiates between normal tissue, or self, and diseased tissue, or non-self. When a competent immune system recognizes diseased cells, a series of steps ensues resulting in the elimination of these cells. There are two types of immune response: antibody-based and cellular or T cell-based.

      The antibody immune response is involved primarily in the prevention of diseases. Antibodies are proteins produced by the body in response to disease causing agents known as pathogens. Antibodies bind to pathogens, including viruses and bacteria, and block their ability to infect cells. Preventative vaccines that trigger an antibody-based immune response have been very successful in reducing the incidence of several deadly diseases, including polio and measles. These vaccines generally consist of weakened or attenuated pathogens that stimulate the production of antibodies. However, these types of vaccines have not been effective in the prevention or treatment of many serious diseases, including cancers and infectious diseases.

      The cellular, or T cell-based, immune response is involved primarily in combating cancers and infectious diseases. T cells are specialized white blood cells that are normally produced by the body to kill cancer cells and infected cells. The cellular immune response begins when specialized immune cells, called antigen-presenting cells, capture antigens, the structural components that distinguish cancers and pathogens from normal tissues. Once inside antigen-presenting cells, these protein antigens are broken down into small peptide fragments, called epitopes, that are subsequently displayed on the surface of the antigen-presenting cell. T cells continually scan the surface of antigen-presenting cells for epitopes bound to a cell surface receptor referred to as the major histocompatibility complex, or MHC. If T cells recognize displayed epitopes as foreign or non-self, the T cells replicate rapidly and then search for and kill other diseased cells displaying those same epitopes.

      Significant scientific evidence suggests that cancers and infections trigger a T cell-based immune response during the initial course of disease progression. For diseases such as the ones we are targeting, this immune response alone is usually insufficient to eradicate the disease. Studies have analyzed the effective cellular response in individuals who clear chronic viral infection without treatment, and in cancer patients who respond to immunotherapy. This effective cellular response is comprised of CTL and HTL directed toward multiple, discrete, specific, antigen-specific epitopes. Therapeutic vaccines attempt to recreate this successful multi-specific CTL and HTL response.

      To date, efforts to develop vaccines that stimulate multi-specific T cell responses sufficient to selectively and accurately target and kill diseased cells have failed. We believe this failure is due to one or both of the following:

•	the inability of drug developers to identify the antigens appropriate to induce the desired immune response; and

•	the inability to present or display these relevant antigens in a manner that induces T cell responses sufficiently potent and broad enough to actually destroy diseased cells.

      Although we only initiated a clinical trial for our first multi-epitope vaccine in September 2002, based on our animal study data thus far, we believe our technology and vaccine candidates specifically address these issues.

Our Approach

      Our approach to T cell vaccine development is to rationally create a multi-specific cellular response, causing the immune system to be stimulated specifically against multiple, select epitopes, which meet stringent criteria. We have developed EIS to rapidly identify these antigen-specific epitopes from the genetic information of tumor-associated antigens or infectious agents (such as viruses, bacteria and parasites).

      Our approach of using epitopes in vaccine development offers several distinct advantages over traditional vaccine approaches.

•	Enhanced Potency: For some diseases, such as cancer, whole antigens or even naturally occurring epitopes may not be sufficient to generate an effective immune response. In contrast, we are selectively altering the composition of specific epitopes in vaccines to enhance the desired immune response.

•	Sustained Efficacy: We select multiple epitopes from conserved regions of multiple viral or tumor-associated antigens, increasing the likelihood that the vaccine will continue to elicit an effective immune response as the virus or tumor changes.

•	Improved Safety: The use of selected, well defined, epitopes is designed to elicit a specifically targeted immune response with fewer undesired side effects than can be caused by whole antigen vaccines.

•	Better Quality Control: Our approach allows us to develop well-characterized, fully synthetic vaccines with a high degree of consistency, simplifying manufacturing and product characterization.

•	Broader Disease and Population Coverage: We are designing vaccines using multiple epitopes so that our vaccines can address different strains of a disease or be used to treat the world’s diverse population, regardless of varying genetic profiles.

Our Vaccine Product Candidates

      We have a number of vaccine product opportunities as described in the following table:

Indication	Product Development Stage(1)	Commercialization Rights

Infectious Diseases
Therapeutic Vaccines
HIV	Phase I/II Clinical Trial	Epimmune
Hepatitis B	Preclinical	Genencor
Hepatitis C	Preclinical	Genencor
Papilloma virus	Preclinical	Genencor
Prophylactic Vaccines
HIV	Preclinical	Epimmune
Malaria	Preclinical	Epimmune
Hepatitis C	Preclinical	Genencor
Cancer
Therapeutic Vaccines
Colorectal	Preclinical(IND expected Q4’02 or Q1’03)	Epimmune
Lung	Preclinical(IND expected Q4’02 or Q1’03)	Epimmune
Breast	Preclinical	Epimmune
Prostate	Epitope/ Antigen Identification	Epimmune
Ex Vivo Immunotherapy
Various Solid Tumors	Preclinical	Nexell
Various Solid Tumors	Preclinical	Anosys
Various Solid Tumors	Preclinical	IDM

(1)	By using the term Epitope/ Antigen Identification, we mean we are discovering, evaluating and selecting epitopes for inclusion in candidate vaccines that would be advanced to preclinical development. By using the term Preclinical, we mean that we have identified and selected specific epitope compositions for inclusion in a vaccine and are conducting preclinical testing aimed at optimizing the construction, formulation and manufacture of the vaccine and toxicology studies with the objective of filing an IND with regulatory authorities.

Therapeutic Vaccine for HIV

      We commenced our phase I/II clinical trial of our EP HIV-1090 therapeutic, multi-epitope vaccine in HIV-1-infected patients in September 2002. The initial Phase I/II trial is a double-blind, placebo-controlled, dose escalation study and will include approximately 40 patients. The primary objective of this study is to determine the safety and the immunogenicity of the vaccine as measured by the quantity and breadth of CTLs generated. Completion of the Phase I/II trial and final data are expected in the second quarter of 2004.

      Our EP HIV-1090 vaccine is composed of 21 CTL epitopes, which were selected from conserved regions of multiple HIV proteins using our EIS proprietary technology. The use of conserved epitopes is expected to make it much less likely that the virus will develop genetic changes or mutations that can escape the vaccine-induced immune response. The vaccine candidate will be delivered as DNA combined with PVP, a polymer shown to increase the potency of DNA vaccines in animal studies. In addition, the vaccine will include our PADRE universal helper T cell epitope, which is designed to enhance the magnitude and duration of CTL response. We have filed several patent applications in the United States and abroad that disclose the epitopes comprising the EP HIV-1090 vaccine construct, both as individual epitopes and as our EP HIV-1090 minigene construct itself. The applications are at various stages of prosecution.

      Patients enrolled in the trial will be immunized while receiving multiple antiretroviral drugs, a regimen termed highly active antiretroviral therapy, to reduce the suppressive effects that HIV has on the immune system. The goal of our vaccine is to induce a sufficiently potent immune response so that the patient’s immune system can control the virus, allowing the patient to suspend or stop taking the antiretroviral drugs that can have serious side effects and induce drug resistance when taken over time.

Therapeutic Vaccine for Lung and Colorectal Cancer

      We anticipate that we will file an IND application for our therapeutic lung and colorectal vaccine by late 2002 or early 2003. Clinical trials could begin approximately one month later, pending FDA review. Primary objectives of the initial Phase I/II trial will be safety and immunogenicity, with results expected approximately 12 months after trial initiation. The initial clinical trials will involve approximately 25 cancer patients who have had surgery to remove the majority of the cancer cells. These patients generally have normal immune system function.

      Our initial cancer vaccine candidate is composed of multiple tumor-specific CTL epitopes that were selected from tumor associated antigens using our proprietary processes. Some of the epitopes have been modified to create analogs in order to enhance the potency of the T cell response induced by the vaccine. The vaccine candidate will be delivered as an injection of peptide epitopes in combination with conventional therapies. In addition, the vaccine candidate will include our PADRE universal helper T cell epitope. We have filed several patent applications in the United States and abroad that disclose the individual peptides that comprise our initial cancer vaccine candidate. These applications are also in various stages of prosecution. In addition, we plan to file one or more applications directed to the specific epitopes comprising the vaccine to be delivered in the form of peptides and an adjuvant within the next several months.

      Clinical trial results and studies conducted by others correlating T cell infiltration into tumors with a more favorable prognosis indicate that T cells can play an important role in the control and elimination of cancer cells. However, because cancer cells are inefficient at inducing anti-cancer T cell responses, tumors grow and metastasize without attracting the attention of the immune response. Also, once tumors become large, they suppress the immune system by liberating factors that inhibit T cell activation. Following standard therapy to remove the majority of the cancer cells, our vaccine will be administered to patients in order to induce a strong T cell response that we believe will eliminate any remaining cancer cells and prevent disease recurrence.

Other Vaccines

      In addition, we and our strategic collaborators are conducting research and preclinical development of vaccines to treat breast, prostate and other cancers, hepatitis B, hepatitis C and human papilloma virus and vaccines for the prevention of hepatitis C, HIV and malaria. We believe our technology has broad applicability and will allow us to develop vaccines to pursue other indications.

Our Technology

Epitope Identification System (EIS)

      We developed and optimized EIS based on extensive work over the past eleven years in the field of T cell recognition and stimulation. Our intellectual property portfolio includes one issued patent and several pending patent applications having claims directed to peptide epitopes and methods of using sequence motifs to identify and make peptide epitopes. With the genetic sequence of a tumor-associated antigen, virus, bacteria or parasite as input, we use EIS to rapidly identify antigen-specific epitopes that meet pre-determined criteria for broad conservation, binding, population coverage and immunogenicity.

•	We use computer algorithms to analyze the sequence of all known antigens associated with the target disease for the presence of peptides that contain specified types of epitopes from conserved regions of the antigens.

•	We synthesize peptides that meet these requirements and perform in vitro assays to assess binding to human MHC molecules referred to as human leukocyte antigens, or HLA.

•	We evaluate peptides to assess their ability to bind broadly to a spectrum of MHC molecules referred to as HLA. We identify epitopes from these peptides that enable broad population coverage for the vaccine being developed.

•	We then test peptides for immunogenicity, both in vivo in transgenic mice which express HLA and in vitro against infected or transfected cells.

      Using EIS, we have already identified T cell epitopes for a number of diseases, including breast, colon, lung and prostate cancers, as well as hepatitis C virus, hepatitis B virus, human papilloma virus, HIV and malaria.

Multi-Epitope Vaccines

      Our candidate vaccines for each cancer and infectious disease indication are comprised of the particular epitopes that can stimulate the specific T cells needed to combat the relevant indication. We select epitopes for a target indication using EIS and then combine them to form an epigene, a string of DNA coding for select epitopes from several antigens. In animal models, epigene vaccines have elicited strong multi-specific T cell responses that are both stronger and broader than the responses generated by whole antigen DNA vaccines.

      The first of our candidate vaccines to enter human clinical trials is a therapeutic vaccine targeting HIV. The vaccine incorporates multiple CTL epitopes from six HIV associated antigens and our PADRE universal helper T cell epitope. We began a phase I/II clinical trial of our EP HIV-1090 therapeutic, multi-epitope vaccine in HIV-1 infected patients in September 2002.

      In addition to the phase I/II clinical trial for our HIV vaccine, we are advancing epigene candidate vaccines for HIV, hepatitis B virus, hepatitis C virus and human papilloma virus in preclinical development. To be effective in treating or preventing HIV, hepatitis B virus, hepatitis C virus and human papilloma virus, vaccines should target multiple strains of the virus and induce T cells directed at conserved regions of the virus. Our candidate vaccines incorporate epitopes which are selected from multiple viral proteins and from highly conserved regions of the virus.

     PADRE

      Our PADRE universal helper T cell epitope consists of a family of small (13 amino acid), synthetic proprietary molecules that are potent immunostimulants, meaning that they stimulate the immune response. When combined with disease-specific antigens, PADRE induces important signals that enhance the antigen-specific immune response, enabling the production of more effective antibody responses. We believe that PADRE offers several advantages over the immunogenic carrier proteins traditionally used to enhance antibody vaccines:

•	PADRE can be easily synthesized and its linkage to an antigen readily characterized, whereas the carrier proteins traditionally used to enhance immune response can complicate manufacturing;

•	The antibody responses generated by PADRE are primarily specific to the vaccine antigen, rather than to PADRE, whereas carrier proteins generate high antibody responses specific primarily to the carrier protein itself rather than to the vaccine antigen, which can render the vaccine ineffective; and

•	Because it simplifies vaccine manufacture and induces antibodies primarily specific to the vaccine antigens with which it is used, PADRE could simplify the development of combination vaccines, whereas the use of carrier proteins is generally limited to vaccines containing single protein antigens.

      We are evaluating several antibody vaccine opportunities, primarily as licensing opportunities with others. The vaccines being considered target cancers, bacteria, autoimmune disorders and neurologic diseases. All of these vaccine opportunities incorporate our PADRE technology with one or more target antigens. We use our PADRE technology in all of our T cell vaccines and have licensed this technology to various of our corporate collaborators.

     ImmunoStealth Technology

      Although an enhanced immune response is critical in combating many diseases, in some cases, immunogenicity is a barrier to further development of potential therapeutic products. This barrier is often discovered only late in the development process. Helper T cells play a central role in the body’s immune response, including stimulating B cells to produce antibodies. Using our ImmunoStealth technology, we can identify helper T cell epitopes in a product candidate and modify them to potentially reduce or eliminate recognition by helper T cells, thereby enhancing the safety and efficacy of the product. We are exploring opportunities, both internally and with potential partners, for using our ImmunoStealth technology at both an early stage and at later stages in the discovery process to identify and potentially eliminate undesirable antibody responses to proteins used as therapeutic drugs or in consumer products.

Collaborations and Licenses

      We intend to seek research and development collaborations with multiple pharmaceutical and biotechnology companies to develop and commercialize therapeutic and prophylactic vaccines for select infectious disease and tumor types. Our unique capabilities include expertise in identifying those epitopes from viral and tumor-associated antigens that elicit the desired immune response as well as expertise in creating and evaluating product candidates that elicit a potent immune response.

     Collaboration and Technology In-License Agreements

      Genencor International, Inc. In July 2001, we entered into a collaboration with Genencor International, Inc. for vaccines to treat or prevent hepatitis B virus, hepatitis C virus and human papilloma virus. Pursuant to our agreement, we exclusively licensed to Genencor our PADRE and epitope technologies for vaccines to treat or prevent hepatitis B, hepatitis C and human papilloma virus. In connection with this collaboration, we received an upfront license fee, which is being amortized over the collaboration term. In addition, Genencor made an initial ten percent equity investment in our common stock at a premium to the market price and, if certain conditions are met, has the right to acquire up to 500,000 additional shares of Epimmune common stock. Under our agreement with Genencor, we may receive a total of approximately $60 million in payments, including the initial equity investment but excluding royalties. In January 2002, we received a payment from Genencor for achievement of our first milestone, identification of a product candidate to treat chronic hepatitis B infection. In addition, Genencor fully funds our research in these specific indications and is obligated to pay us royalties on sales of any products that may be developed under the collaboration. The initial collaboration had a term through September 2003, and in October 2002, was extended to September 2004. Genencor has the right to terminate if we breach our obligations under the collaboration agreement or upon certain force majeure events.

      Valentis, Inc. In December 2000, as amended in October 2002, we licensed gene delivery technology on a nonexclusive basis from Valentis, Inc. for preventive and therapeutic DNA vaccines against HIV and hepatitis C virus. In October 2002, we licensed the same gene delivery technology on a nonexclusive basis from Valentis for preventive and therapeutic DNA vaccines against cancer. In connection with both licenses, we paid an upfront license fee and will make payments to Valentis upon achievement of certain clinical milestones and pay royalties on sales of any products incorporating Valentis technology.

      Bavarian Nordic A/S. In November 2001, we entered into a collaboration agreement with Bavarian Nordic A/S to combine our technology and expertise in the fields of T cell epitope identification and vaccine design with Bavarian Nordic’s vaccine delivery technology and manufacturing expertise to develop vaccines for the treatment or prevention of HIV infection. We will share equally with Bavarian Nordic in all research related expenses during the five-year term of this collaboration.

     License Options Agreements

      Elan Corporation, plc. In April 2001, we entered into a license and option agreement with Elan which gives Elan an exclusive license to evaluate our PADRE technology in animal studies and Phase I clinical trials for prevention and treatment of neurodegenerative conditions including Alzheimer’s Disease. Elan also has the right to negotiate an exclusive license for continued development and commercialization of products using the technology in that field. In connection with the agreement, we received an upfront license fee.

      Aventis Pasteur Limited. In July 2002, we entered into an evaluation and license option agreement with Aventis Pasteur Limited, which gives Aventis, for a limited period of time, the right to exercise its option to license from us certain epitopes from two cancer associated antigens. Aventis Pasteur will evaluate the epitopes for possible integration into its pox virus therapeutic cancer vaccine program. In the event Aventis Pasteur exercises its option under the agreement, the parties have agreed to negotiate an exclusive license to use the epitopes in connection with its proprietary pox virus delivery system in several cancer fields. We received an evaluation license fee and are further entitled to receive a license fee if Aventis Pasteur exercises its option. In the event Aventis exercises its option, and the parties successfully negotiate a license agreement, we may be entitled to receive commercialization milestone payments and royalties on product sales if Aventis Pasteur develops products using our technology.

      Immuno-Designed Molecules, S.A. In October 2002, we entered into an evaluation and license option agreement with Immuno-Designed Molecules, S.A. for certain cancer antigens for use in IDM’s ex vivo cancer therapy program. Under the terms of the agreement, IDM will have 120 days from the date of the option agreement to evaluate the epitopes and exercise its option to license certain patented and non-patented rights to Epimmune’s universal cancer epitope packages for use in ex vivo cancer therapy. In the event that IDM exercises its rights under the agreement, it will have a non-exclusive license to use the epitopes in connection with its DendritophageTM ex vivo technology. We received an evaluation license fee and are further entitled to receive a license fee if IDM exercises its option. In the event IDM exercises its option, we would then negotiate and enter into a license agreement and may be entitled to receive commercialization milestone payments and royalties on product sales if IDM develops products using our technology.

     License Agreements for Technology Outside our Areas of Focus.

      Nexell Therapeutics, Inc. In March 2001, we entered into a license agreement with Nexell Therapeutics Inc. granting Nexell a non-exclusive license to certain cancer antigens and associated technology for use in ex vivo cell therapy. In connection with the agreement, we received an upfront license fee. We are also entitled to receive milestone and royalty payments on product sales, if any products are developed. In May 2002, Nexell publicly announced that they are winding down their operations.

      Pharmexa A/S. In June 2001, we entered into a license agreement with Pharmexa A/S granting Pharmexa a non-exclusive license to our PADRE technology for use in connection with Pharmexa’s AutoVacTM technology for controlling autoimmune diseases. In connection with the agreement, we received an upfront license fee and are also entitled to receive milestone and royalty payments on product sales, if any products are developed.

      Biosite Incorporated. In August 2001, we entered into a license agreement with Biosite Incorporated granting Biosite a non-exclusive, perpetual license to our PADRE technology for use in connection with Biosite’s antibody technology which can be used to discover any target and its utility as a target for diagnostic or therapeutic products. In connection with the agreement, we received an upfront license fee.

      Anosys Inc. In August 2001, we entered into a license agreement with Anosys Inc., formerly AP Cells, granting Anosys a non-exclusive license to certain cancer antigens and associated technology for use in ex vivo cell therapy. In connection with the agreement, we received an upfront license fee and are also entitled to receive milestone and royalty payments on product sales, if any products are developed.

     Government Research Funding

      In October 2002, we were awarded a contract from the National Institute of Allergy and Infectious Diseases, or NIAID, an institute of the National Institutes of Health, or NIH, to conduct research and development aimed at developing a malaria vaccine. The award is part of the NIAID’s Millennium Vaccine Initiative that solicits vaccine technology from the private sector to accelerate the development of effective vaccines for malaria and tuberculosis. The program is composed of a Phase A feasibility study and an option for a Phase B development program for a total potential value of $3.5 million over five-years. We will work with investigators at the Naval Medical Research Center on the program. In June 2001, we were also awarded a NIH grant to continue our work in collaboration with the U.S. Naval Medical Research Center to develop a vaccine against malaria. We completed this work in May 2002.

      In August 2000, we were awarded a $3.8 million grant from the Integrated Preclinical/ Clinical Program of the NIH, Division of AIDS, for the development of our vaccine to treat people infected with HIV. Pursuant to the terms of the grant, the government agreed to fund a four-year program designed to evaluate Epimmune’s epitope-based vaccines as a therapeutic strategy for the treatment of HIV-1-infected individuals on highly active antiretroviral therapy. The current phase I/II clinical trial, as well as preclinical activities, are being sponsored in part by this grant.

     Former Collaboration with Searle, Now Pharmacia

      In November 2000, we were notified by Pharmacia, that following the merger between Pharmacia and Monsanto, the parent of Searle, they would not continue funding cancer vaccine programs, including the collaboration that we had formed with Searle. We have now implemented an orderly conclusion to the collaboration and transfer of applicable materials and documentation from Pharmacia and we are now internally proceeding with only the therapeutic lung and colorectal vaccine candidate related to the cancer program.

Patents, Proprietary Rights and Licenses

      Our success will depend in part on our ability to obtain patents having claims directed to our products and processes, both in the United States and other countries. The patent position of biotechnology and pharmaceutical companies is highly uncertain and involves complex legal and factual questions. We file patent applications as we believe appropriate that cover our proprietary technology.

      We have developed our patent estate over approximately the past ten years. The patents and patent applications in our patent portfolio include claims directed to epitope identification, epitope analogs, methods for identifying epitopes and epitope analogs, vaccine design, specific vaccines and our PADRE universal HTL epitope and ImmunoStealth epitope modification technologies. As of October 17, 2002, our intellectual property portfolio includes 20 issued United States patents, 38 issued foreign patents, 54 applications pending in the United States and 124 foreign applications pending, and licenses to other intellectual property relevant to epitope discovery and gene delivery.

      These patent applications and patents in the portfolio are owned by or are under license to us. We cannot be certain that patents will issue from the patent applications we have filed or licensed, or that if patents do issue, that issued claims in those patents will be sufficiently broad to exclude others from making or using our products and processes. In addition, we cannot be certain that third parties will not challenge, invalidate or circumvent any patents issued to us, or that the rights granted thereunder are sufficiently broad to exclude others from making or using our products and processes.

      As is typical in the biotechnology industry, our commercial success will depend in part on our ability to avoid infringing patents issued to competitors or breaching the technology licenses upon which we might base our products. If we fail to obtain a license to any technology that we require to commercialize our products, or to develop an alternative compound and obtain regulatory approval within an acceptable period of time if required to do so, our business would be harmed. Litigation or the threat of litigation, which could result in substantial costs to us, may also be necessary to enforce the claims in any patents issued to us, to defend ourselves against any patents owned by third parties that are asserted against us, or to determine the scope and validity of others’ proprietary rights. In addition, we may have to participate in one or more interference proceedings declared by the United States Patent and Trademark Office which could result in substantial costs to determine the priority of inventorship.

      If we become involved in litigation or interference proceedings, we may incur substantial expense, and the proceedings may divert the attention of our technical and management personnel, even if we ultimately prevail. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, prohibit us from marketing vaccines or other products or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates.

      We also attempt to protect our proprietary products and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

Competition

      The biotechnology industry continues to undergo rapid change and competition is intense and is expected to increase. Our competitors may succeed in developing technologies and products that are more effective or affordable than any of the products we are developing or which would render our technology and products obsolete and noncompetitive. We compete with many public and private companies, including pharmaceutical companies, chemical companies, specialized biotechnology companies and academic institutions. There are 16 drugs currently approved in the United States for HIV, and according to a PhRMA 2001 report on pharmaceutical drug development, there were 98 new product candidates in clinical development for HIV and related conditions, including 14 HIV vaccines. In addition, according to a PhRMA 2001 report on pharmaceutical drug development, there were 402 new product candidates in clinical development for the treatment of cancer, and at least 33 companies were developing more than 50 vaccines against various cancers. Many of our competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than us. In addition, many of our competitors have significantly greater experience conducting preclinical studies and clinical trials of new products, and in obtaining regulatory approvals for such products. Accordingly, some of our competitors may succeed in obtaining, developing and commercializing products more rapidly or effectively than us, or in developing technology and products that would render our technology and products obsolete or noncompetitive. We are aware of companies that are pursuing the development of pharmaceuticals that target the same diseases that we are targeting. These and other efforts by potential competitors may be successful, and other technologies may be developed to compete with our technologies. If we cannot successfully respond to technological change in a timely manner, our commercialization efforts may be harmed.

      In addition, our products under development address a range of markets. Almost all large pharmaceutical companies have programs for infectious diseases and cancer. Our competition will ultimately be determined in part by the potential indications for which our compounds are developed and ultimately approved by regulatory authorities. An important factor in competition may be the timing of market introduction of our products and competitive products. Accordingly, the relative speed with which we can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market are expected to be important competitive factors. We expect that competition among products approved for sale will be based, among other things, on product effectiveness, safety, reliability, availability, price and patent position.

      Our competitive position also depends upon our ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes and secure sufficient capital resources for the often substantial period between technological conception and commercial sales.

Government Regulation

      Our research and development activities and any future manufacturing and marketing of our products are subject to regulation for safety and efficacy by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous regulation by the FDA. The process from development to approval typically takes between 7 and 12 years, depending upon the type, complexity and novelty of the pharmaceutical product. The Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, efficacy, labeling, storage, record-keeping, approval, advertising and promotion of our products. In addition to FDA regulations, we are also subject to other federal and state regulations such as the Occupational Safety and Health Act and the Environmental Protection Act. Product development and approval within this regulatory framework involves the expenditure of substantial resources. In addition, this regulatory framework may change and additional regulation may arise at any stage of our product development which may affect approval or delay an application or require additional expenditures.

      The steps required before a pharmaceutical agent may be marketed in the United States include:

•	preclinical laboratory and animal tests,

•	the submission to the FDA of an application for an IND, which must become effective before human clinical trials may commence in the United States,

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug,

•	the submission of a NDA or BLA to the FDA, and

•	the FDA approval of the NDA or BLA prior to any commercial sale or shipment of the drug.

      In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered with, and approved by, the FDA. Drug product manufacturing establishments located in California also must be licensed by the state of California in compliance with separate regulatory requirements.

      Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the safety and efficacy of the product and its formulation. The results of the preclinical tests are submitted to the FDA as part of an IND and subsequently when additional non-clinical work is completed and, unless the FDA objects, the IND will become effective 30 days following its receipt by the FDA. Submission of an IND may never result in the commencement of human clinical trials.

      Clinical trials involve the administration of the drug under the supervision of a qualified principal investigator to healthy volunteers or to patients identified as ones with the condition for which the drug is being tested. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA as part of the IND. Each clinical study is conducted under the auspices of an independent Institutional Review Board, or IRB, at the institution at which the study will be conducted. Prior to its approval for the study to be conducted, the IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

      Clinical trials are typically conducted in three sequential phases prior to product approval, but the phases may overlap. Phase I involves the initial introduction of the drug into healthy human subjects and often into patients as well. In Phase I, the drug is tested for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to:

•	determine the effectiveness of the drug for specific targeted indications,

•	determine dosage tolerance and optimal dosage and regimen, and

•	identify possible adverse side-effects and safety risks.

      When a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to evaluate clinical efficacy further and to test further for safety within an expanded patient population at multiple clinical study sites. Even after NDA or BLA approval, the FDA may require additional Phase IV clinical trials. The FDA reviews both the clinical plans and the results of the trials and may discontinue the trials at any time if there are significant safety issues.

      The results of the preclinical tests and clinical trials and other data are submitted to the FDA in the form of an NDA or BLA for marketing approval. The testing and approval process is likely to require substantial time and effort and any approval may not be granted on a timely basis, or may not be granted at all. The approval process is affected by a number of factors, including the severity of the disease, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. Additional animal studies or clinical trials may be requested during the FDA review period and may delay marketing approval. After FDA approval for the initial indications, further clinical trials may be necessary to gain approval for the use of the product for additional indications. The FDA mandates that adverse effects be reported to the FDA and may also require post-marketing testing to monitor for adverse effects, which can involve significant expense.

      Among the conditions for NDA or BLA approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures conform to good manufacturing practices prescribed by the FDA. Domestic manufacturing facilities are subject to FDA inspections twice yearly and foreign manufacturing facilities are subject to periodic FDA inspections or inspections by the foreign regulatory authorities with reciprocal inspection agreements with the FDA.

      The Prescription Drug User Fee Act of 1992, as amended, requires companies engaged in pharmaceutical development, such as our company, to pay user fees in the amount of at least $100,000 upon submission of an NDA. We do not believe that this requirement will harm our business.

      For marketing outside the United States, we are also subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

      The time required for completing such testing and obtaining such approvals is uncertain and approval itself may not be obtained. In addition, delays or rejections may be encountered based upon changes in FDA policy during the period of product development and FDA regulatory review of each submitted NDA or BLA. Similar delays may also be encountered in foreign countries. Even after such time and expenditures, regulatory approval may not be obtained for any drugs that we develop. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which the drug may be marketed. Further, even if such regulatory approval is obtained, a marketed drug, its manufacturer and the facilities in which the drug is manufactured are subject to continual review and periodic inspections. Later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

Manufacturing

      To be successful, our products and the products of our partners must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. We have not commercialized any products, nor have we demonstrated that we can manufacture commercial quantities of our product candidates or our partners’ product candidates in accordance with regulatory requirements. If we cannot manufacture products in suitable quantities in accordance with regulatory standards, either on our own our through contracts with third parties, it may delay clinical trials, regulatory approvals and marketing efforts for such products. Such delays could adversely affect our competitive position and our chances of achieving profitability. We cannot be sure that we can manufacture, either on our own or through contracts with third parties, such products at a cost or in quantities which are commercially viable. We currently rely and intend to continue to rely on third-party contract manufacturers to produce materials needed for clinical trials and, ultimately, for product commercialization.

Employees

      As of September 30, 2002, we employed 57 individuals full-time, of whom 45 were engaged in research and development, and 20 of whom hold Ph.D. or M.D. degrees. A significant number of our management and professional employees have had prior experience with pharmaceutical, biotechnology or medical product companies. None of our employees are covered by collective bargaining agreements, and management considers relations with our employees to be good.

Properties

      We lease a 24,000 square foot administrative and research laboratory facility in San Diego. The future minimum rental commitment for this lease will range from approximately $551,000 to $658,000 each year over seven years, based upon pre-established annual rent increases. We believe our existing facilities will be adequate to meet our needs for the foreseeable future.

Legal Proceedings

      We are not a party to any legal proceedings.

MANAGEMENT

Directors, Executive Officers and Key Employees

      The following table sets forth information regarding our current directors and executive officers as of September 30, 2002:

Name	Age	Position

Directors:
Howard E. (“Ted”) Greene, Jr.	59	Chairman of the Board of Directors
William T. Comer, Ph.D.	66	Director
Georges Hibon	65	Director
Michael G. Grey	49	Director
Emile Loria, M.D.	53	Director, President and Chief Executive Officer
John P. McKearn, Ph.D.	49	Director
Michael J. Ross., Ph.D.	53	Director
Executive Officers:
Emile Loria, M.D.	53	Director, President and Chief Executive Officer
Robert W. Chesnut, Ph.D.	58	Executive Vice President, Research and Development
Robert J. De Vaere	44	Vice President, Finance and Administration, and Chief Financial Officer
John D. Fikes, Ph.D.	41	Vice President, Cancer Program
Michael R. McClurg	46	Vice President, Business Development
Mark J. Newman, Ph.D.	47	Vice President, Infectious Disease Program
Alessandro D. Sette, Ph.D.	42	Vice President, Chief Scientific Officer

Directors

      Mr. Greene, a founder of Epimmune, has served as a director since our inception. He was elected Chairman of the board in January 1989 and served as President from July 1987 to January 1989. Mr. Greene is a director and founder of Amylin Pharmaceuticals, Inc. a biotechnology company involved in research and development of medicines for treating diabetes and served as Chairman of the Board from 1987 to 1998. He was a general partner of Biovest Partners, a seed venture capital firm specializing in medical technology companies from 1986 until 1993. Prior to Biovest, he was Chief Executive Officer of Hybritech Incorporated, a biotechnology company acquired by Eli Lilly & Company in 1986. Mr. Greene is a director of Amylin and Biosite Incorporated.

      Dr. Comer has served as a director since January 1994. Since May 2000, he has been Chairman of the Board of Neurogenetics, Inc., a privately held biopharmaceutical company, where he also served as Interim Chief Executive Officer from March 2000 through March 2002. Dr. Comer served as President and Chief Executive Officer and a member of the Board of Directors of SIBIA Neurosciences, Inc., a biotechnology company, from April 1991 to November 1999. SIBIA was acquired by Merck & Co., Inc., in November 1999. Dr. Comer served as a consultant to SIBIA from December 1999 until August 2000. Dr. Comer resigned from Merck on December 31, 1999. Dr. Comer previously served in various roles with Bristol-Myers Squibb, a pharmaceutical company, culminating in his position as Senior Vice President of Strategic Management, Pharmaceuticals and Nutritionals. He currently serves as Chairman of Prescient Neuropharma, Inc. and is a director of Innapharma, Inc.

      Mr. Hibon has served as a director since August 2001. He currently serves as an advisor and has served since 1998 to several companies and organizations in Europe and North America. From 1990 to 1998, he was with Pasteur Merieux Connaught, now Aventis Pasteur, a pharmaceutical company, most recently as Chairman and Chief Executive Officer of PMC North America, a vaccine focused business. From 1986 to 1989, he was with Gillette group as President Director General of ST Dupont, a luxury goods distributor. He was with Merck & Co., a pharmaceutical company, from 1968 to 1986 during which time he held various executive positions in their European and international operations. He currently serves on the Boards of Directors of Cerep, Protein Sciences Corporation, Aphton Corporation and Care France.

      Mr. Grey has served as our director since July 1999. Since April 2001, he has served as Chief Business Officer and a member of the Board of Directors of Structural GenomiX, Inc., a privately held biotechnology company. Between January 1999 and April 2001, he served as President and Chief Executive Officer of Trega Biosciences, Inc., a biotechnology company. Prior to joining Trega, Mr. Grey served as President of BioChem Therapeutics, Inc., a division of BioChem Pharma, Inc., a pharmaceutical company, from November 1994 to August 1998. During 1994, Mr. Grey served as President and Chief Operating Officer of Ansan, Inc., a biopharmaceutical Company. From 1974 to 1993, Mr. Grey served in various roles with Glaxo, Inc. and Glaxo Holdings, p.l.c., a pharmaceutical company, culminating in his position as Vice President, Corporate Development. Mr. Grey serves on the Boards of Directors of Achillion Pharmaceuticals, Inc. and Incellico, Inc.

      Dr. Loria has served as our director since January 2001. He joined us as President and Chief Executive Officer in June 2001. From 1995 to 2000, he served as President and Chief Executive Officer of Biovector Therapeutics, a vaccine company. Prior to his appointment as Chief Executive Officer, he served as Senior Vice President, Business Development at Biovector from 1994 to 1995. From 1986 to 1993, he was founder and Managing Director of MS Medical Synergy, a company specialized in drug delivery. From 1978 to 1985, Dr. Loria held various positions with the pharmaceutical companies Hoffman La Roche-Kontron, Ciba-Geigy and Sanofi Pharma.

      Dr. McKearn has served as our director since April 2000. He has been with Pharmacia Corporation, formerly G.D. Searle and Co., a pharmaceutical company, since 1987. Since August 2000, he has served as Senior Vice President, Pharmacia Discovery Research, responsible for research activities in cardiovascular diseases, arthritis and oncology. Prior to that he served as Vice President, Searle Discovery Research from 1999 to 2000, Executive Director of Oncology from 1995 to 1999, and directed all arthritis, inflammation and oncology research from 1987 to 1995. Dr. McKearn was a Senior Scientist at E.I. DuPont de Nemours and Company, a pharmaceutical company, from 1985 to 1987 and a member of the Basel Institute for Immunology from 1982 to 1985.

      Dr. Ross has served as our director since April 2002. He is currently a general partner with Schroder Ventures Life Sciences, a private equity group focused on healthcare. From 1999 to 2001 he was the managing partner of Didyma, LLC, a healthcare consulting partnership. From 1996 to 1999 he was President and Chief Executive Officer of MetaXen LLC, a biotechnology company which was sold to Exelixis Pharmaceuticals. From 1990 to 1996, Dr. Ross was with Arris Pharmaceutical Corp., now Celera Genomics Inc., a biotechnology company, as Chief Scientific Officer, President and Chief Executive Officer. Prior to joining Arris Pharmaceutical, Dr. Ross spent twelve years with Genentech, Inc., a biotechnology company, from 1978 to 1990, where he served in various senior executive positions including Vice President, Development and Vice President, Medicinal and Biomolecular Chemistry. Dr. Ross currently serves on the Boards of Directors of Aderis Pharmaceutical, Inc., Carta Proteomics, Inc., CyThera, Inc. and Prescient Neuropharma Inc.

Executive Officers

      Dr. Chesnut has served as our Executive Vice President of Research and Development since October 1997 and Corporate Secretary since July 1999. Prior to joining Epimmune, Dr. Chesnut was with Cytel Corp. from 1988 to October 1997, most recently as Vice President of Research and Development, Immunotherapy Program. From 1977 to 1988, Dr. Chesnut was a Member of the Department of Medicine, National Jewish Medical and Research Center in Denver, Colorado. He also serves as an Associate Member of the Department of Immunology, Scripps Clinic and Research Foundation in San Diego. He received his Ph.D. degree in Microbiology from Oklahoma State University.

      Mr. De Vaere has served as our Vice President, Finance and Chief Financial Officer since May 2000 and became our Vice President, Finance and Administration in December 2001. Prior to joining us in May 2000, Mr. De Vaere was with Vista Medical Technologies, Inc., a medical device company, since January

1996 where he served as Vice President of Finance and Administration and Chief Financial Officer. Prior to his employment with Vista, he was Director of Finance and Business Management for Kaiser Electro-Optics from April 1993 to January 1996 and Controller for Kaiser Rollmet, an aerospace company, from January 1991 to April 1993.

      Dr. Fikes has served as our Vice President, Cancer Program, since January 2002. Prior to January 2002, Dr. Fikes was our Director, Cancer Program, since October 1997. He was with Cytel since 1991, most recently as Associate Director, Molecular Biology, and Director of Preclinical Development. He received his Ph.D. from the University of North Carolina at Chapel Hill, Department of Microbiology and Immunology.

      Mr. McClurg has served as our Vice President, Business Development, since October 2001. Prior to joining us in October 2001, Mr. McClurg held the position of Director, Business Development, with Prometheus Laboratories, a pharmaceutical company, since August 1999. His previous employment was with Isis Pharmaceuticals, a biotechnology company, as the Assistant Director of Business Planning and Market Analysis from May 1998 to August 1999, and with Ligand Pharmaceuticals, a biotechnology company, in various corporate development and scientific research capacities from August 1990 to May 1998.

      Dr. Newman has served as our Vice President, Infectious Disease Program since March 1999. Prior to joining Epimmune, Dr. Newman served as Vice President of Research and Development of Vaxcel, Inc., a vaccine delivery/ adjuvant company, from January 1995 to March 1999. Prior to joining Vaxcel, he was Associate Vice President, Research and Development for Apollon, Inc., a DNA vaccine company. He also previously held the position of Senior Director at Cambridge Biotech Corporation.

      Dr. Sette joined Epimmune in October 1997 as our Vice President and Chief Scientific Officer and resigned effective October 31, 2002, to pursue academic research. He will continue to work with Epimmune as a consultant. Prior to joining Epimmune, Dr. Sette was with Cytel Corporation since 1988 where he was most recently Director of Immunology. Before joining Cytel Corporation, Dr. Sette completed a post-doctoral fellowship with Dr. Howard Grey at the National Jewish Medical and Research Center in Denver, Colorado. He received his degree (Doctor in Biological Sciences) in Immunology from the University of Rome. Dr. Sette has published extensively and is widely recognized as a scientific leader in the field of T cell immunity and epitope-MHC interaction.

Election of Directors

      The board of directors consists of seven members. Our board of directors is elected annually with a term that expires at the next annual meeting of stockholders.

Committees of the Board of Directors

      Our board of directors currently has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee is comprised of three independent non-employee directors: Mr. Greene; Mr. Grey; and Dr. Comer. This committee monitors our financial reporting process and internal control systems, reviews audit and management reports and makes recommendations regarding the appointment of the independent auditors.

      The Compensation Committee is comprised of three independent non-employee directors: Mr. Greene; Dr. Comer; and Dr. McKearn. This Committee administers Epimmune’s stock option plans, stock purchase plan and 401(k) plan, approves salaries, bonuses and other compensation arrangements for our officers and performs such other functions regarding compensation as our board of directors may delegate.

      The Nominating Committee is composed of two independent non-employee directors: Mr. Grey and Dr. McKearn. The Nominating Committee interviews, evaluates, nominates and recommends individuals for membership on our board and committees thereof and nominates specific individuals to be elected as our officers by the board.

Director Compensation

      Non-employee directors are paid $2,000 per meeting attended in person and $500 per meeting attended by phone as compensation for their service on the board. Directors are not compensated for actions taken by written consent. The members of the board are eligible for reimbursement of expenses incurred in connection with their service on the board. Under the Directors’ Deferred Compensation Plan, participating directors may elect on an annual basis to defer all of their cash compensation in a deferred compensation account pursuant to which the deferred fees are credited in the form of share units having a value equal to shares of our common stock share units, based on the market price of the stock at the time the deferred fees are earned. We will continue to credit share units to the participants’ deferred compensation accounts on a quarterly basis. When a participant ceases serving as a director, the participant shall be entitled to receive the value of his or her account either in a single lump-sum payment or in equal annual installments, as determined by us, in our sole discretion. No participant entitled to receive a payment of benefits shall receive payment in the form of our common stock.

      Directors are currently eligible to receive option grants under our stock option plan in accordance with the policy regarding non-employee director compensation adopted by the board of directors in 1999. This policy calls for each non-employee director to be granted annual options to purchase 5,000 shares of our common stock as of the date of each annual meeting of our stockholders. The shares subject to such option are to vest monthly over a twelve-month period, provided the director remains a director upon the date of his re-election to our board. Newly appointed or elected non-employee directors are eligible for a 20,000 share option grant under this policy with monthly vesting over a forty-eight month period. In December 2001, Mr. Greene, Mr. Grey and Dr. Comer were granted options under our stock option plan to purchase 10,000 shares of our common stock, representing option grants for 2000 and 2001, at an exercise price of $2.85 per share. In December 2001, Dr. McKearn and Mr. Hibon, as newly elected directors, were granted options under our stock option plan to purchase 20,000 shares of our common stock at an exercise price of $2.85 per share. In June 2002, the board granted Dr. Ross an option to purchase 20,000 shares of our common stock at $1.80 per share in accordance with the policy applicable to newly appointed non-employee directors. In addition, in June 2002, the board granted annual options to purchase 5,000 shares of our common stock in connection with the annual meeting of our stockholders to the following non-employee directors: Mr. Greene, Dr. Comer, Mr. Grey, Mr. Hibon, Dr. McKearn and Dr. Ross at an exercise price of $1.80 per share.

Compensation Committee Interlocks and Insider Participation

      Mr. Greene, a member of the Compensation Committee, is chairman of our board of directors.

Executive Compensation

      The following table shows for the fiscal years ended December 31, 2001, 2000, and 1999, compensation awarded or paid to, or earned by our Chief Executive Officer and our five other most highly compensated executive officers, including Ms. Schueren who resigned in January 2001. These individuals are referred to as the “named executive officers.” During the last three fiscal years, none of the executive officers received any restricted stock awards or long-term incentive payouts; provided, however, Dr. Loria purchased stock from us in 2001 that is subject to vesting.

Summary Compensation Table

				Long-Term
				Compensation
				Awards

	Annual Compensation			Restricted	Securities
				Stock	Underlying	All Other
		Salary	Bonus	Awards	Options	Compensation
Name and Principal Position	Year	($)	($)	($)	(#)	($)(1)

Dr. Emile Loria(2)(3)	2001	162,500	352,592	0	0	208,729
President, Chief Executive Officer	2000	0	0	0	0	0
	1999	0	0	0	0	0
Dr. Robert W. Chesnut	2001	231,008	120,000	0	120,000	2,419
Executive Vice President, Research	2000	218,203	0	0	0	2,012
and Development and Secretary	1999	212,980	0	0	50,000	2,653
Mr. Robert De Vaere(4)	2001	168,000	115,000	0	105,000	402
Vice President, Finance and	2000	93,235	0	0	75,000	176
Administration, Chief Financial	1999	0	0	0	0	0
Officer
Dr. Alessandro Sette(5)	2001	178,500	50,000	0	85,000	431
Vice President and	2000	168,732	0	0	0	348
Chief Scientific Officer	1999	165,000	0	0	40,000	330
Dr. Mark J. Newman(6)	2001	168,000	50,000	0	95,000	602
Vice President, Infectious Disease	2000	160,000	0	0	0	483
Programs	1999	116,666	0	0	82,466	44,471
Ms. Deborah A. Schueren(7)	2001	51,095	0	0	0	115,538
Former President and	2000	216,927	0	0	0	421
Chief Executive Officer	1999	205,000	25,000	0	60,000	429

(1)	Consists of life insurance premiums paid by us unless otherwise noted.

(2)	Dr. Loria joined as our President and Chief Executive Officer in June 2001 at an annual salary of $300,000. Dr. Loria received a signing bonus of $125,000 and was eligible to earn a performance bonus equal to two percent of any proceeds received by us from any public or private equity financing or other transaction pursuant to which we received funding (other than research funding) that was completed by us between January 16, 2001 and January 16, 2002. During the period from January 16, 2001 through December 31, 2001, we completed transactions in which we received total funding of $16,379,581 making Dr. Loria eligible for bonus payments of $327,592 under the provisions of this agreement. Dr. Loria was paid a bonus of $227,592 in 2001 and the remaining accrued balance of $100,000 was paid in January 2002. Other compensation includes payments of $204,427 for relocation to San Diego, California made by us to Dr. Loria.

(3)	Dr. Loria joined as our President and Chief Executive Officer in June 2001. In connection with his employment offer letter and joining our board of directors in January 2001, and as an inducement to accept the offer, we sold Dr. Loria 1,056,301 shares of our common stock at a purchase price of $2.50 per share, the closing price of our common stock on the Nasdaq National Market on the date of purchase. The shares are subject to vesting in equal daily installments during the four-year period following the date of purchase, and we have a right to purchase any unvested shares at the purchase price paid by Dr. Loria in the event of termination of Dr. Loria’s service to Epimmune. Dr. Loria issued us a promissory note for $2,641,000, the aggregate purchase price of the shares, which is secured by a pledge of the shares. The closing price of our common stock on the Nasdaq National Market as of December 31, 2001 was $3.00.

(4)	Mr. De Vaere joined us as our Vice President, Finance and Chief Financial Officer in May 2000.

(5)	Dr. Sette resigned as our Vice President and Chief Scientific Officer, effective October 31, 2002.

(6)	Dr. Newman joined us as our Vice President, Infectious Disease Programs in March 1999. Other compensation includes payments of $44,176 for relocation to San Diego, California made by us to Dr. Newman.

(7)	Ms. Schueren resigned as President and Chief Executive Officer and as a member of our board of directors in January 2001. Her salary in 2001 includes $41,469 for accrued vacation paid to Ms. Schueren upon her resignation. Other compensation in 2001 includes severance payments of $115,502 made by us to Ms. Schueren in accordance with her employment agreement.

Stock Option Grants and Exercises

      We currently grant options to our executive officers under our 2000 Stock Plan and have previously granted options under our 1989 Stock Option Plan, which was terminated. As of September 30, 2002, options to purchase a total of 505,906 shares were outstanding under the 1989 Stock Option Plan, options to purchase a total of 7,140 shares were outstanding under the 1994 Non-Employee Directors’ Stock Option Plan and options to purchase a total of 982,543 shares were outstanding under the 2000 Stock Plan. There are no options available for grant under the 1989 Stock Option Plan and the 1994 Non-Employee Directors’ Stock Option Plan, and options to purchase 217,457 shares remain available for grant under the 2000 Stock Plan. In connection with our acquisition of a subsidiary in 1999, we assumed all of the outstanding options of the subsidiary and, as of September 30, 2002, options to purchase 214,252 shares remain outstanding.

      Options granted under the 1989 Stock Option Plan prior to 1996 generally vested 20% at the end of the first year of the optionee’s employment and thereafter daily at the rate of 20% per year during such period of employment. Options granted under the 1989 Stock Option Plan after November 1996 and options granted under the 2000 Stock Plan generally vest 25% at the end of the first year of the optionee’s employment and thereafter daily at the rate of 25% per year during such period of employment. Options granted under the subsidiary’s plan which we assumed generally vest 25% at the end of the first year of the optionee’s employment and thereafter monthly at the rate of 25% per year during such period of employment.

      The potential realizable value shown in the table below is calculated based on the terms of the option at its time of grant (10 years in the case of all options). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation, in accordance with rules of the SEC, and do not reflect our estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of our common stock, and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

      The following tables show for the fiscal year ended December 31, 2001, certain information regarding options granted to, exercised by, and held at year-end by, the named executive officers:

Options Granted in Last Fiscal Year

	Individual Grants

		% of Total			Potential Realizable
		Options			Value at Assumed
		Granted to			Annual Rates
	Number of	Employees			of Stock Price
	Securities	in the			Appreciation for
	Underlying	Year Ended	Exercise or		Option Term
	Options	December 31,	Base Price	Expiration
Name	Granted	2001(1)	($/Sh)	Date	5%($)	10%($)

Dr. Emile Loria(2)	—	—	—	—	—	—
Dr. Robert W. Chesnut	20,000	2.54%	2.50000	12/14/11	31,445	79,687
	100,000	12.72%	2.56250	01/12/11	161,154	408,397
Mr. Robert J. De Vaere	30,000	3.82%	2.50000	12/14/11	47,167	119,531
	75,000	9.54%	2.56250	01/12/11	120,866	306,297
Dr. Alessandro D. Sette(3)	10,000	1.27%	2.50000	12/14/11	15,722	39,844
	75,000	9.54%	2.56250	01/12/11	120,866	306,297
Dr. Mark J. Newman	10,000	1.27%	2.50000	12/14/11	15,722	39,844
	85,000	10.81%	2.56250	01/12/11	136,981	347,137
Ms. Deborah A. Schueren(4)	—	—	—	—	—	—

(1)	Based on 786,000 options granted in 2001 under the 2000 Stock Plan, including grants to executive officers.

(2)	Dr. Loria joined us as President and Chief Executive Officer in June 2001. In connection with his employment offer letter and joining our board of directors in January 2001, and as an inducement to accept the offer, we sold Dr. Loria 1,056,301 shares of our common stock at a purchase price of $2.50 per share, the closing price of our common stock on the Nasdaq National Market on the date of purchase. The shares are subject to vesting in equal daily installments over the four-year period following the date of purchase, and we have a right to purchase any unvested shares at the purchase price paid by Dr. Loria in the event of termination of Dr. Loria’s service to us. Dr. Loria issued us a promissory note for $2,640,752.50 for the aggregate purchase price of the shares, which is secured by a pledge of the shares. Dr. Loria did not receive any option grants in 2001 or in connection with his employment agreement with us.

(3)	Dr. Sette resigned as our Vice President and Chief Scientific Officer, effective October 31, 2002.

(4)	Ms. Schueren resigned her position as an officer and a member of our board of directors effective January 15, 2001. We exercised our right to repurchase 20,041 unvested shares, which Ms. Schueren had previously purchased pursuant to an early option exercise.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth summary information with respect to exercisable and unexercisable stock options held as of December 31, 2001 by each of the named executive officers. None of the named executive officers exercised options in fiscal year ended December 31, 2001. The value of the stock options are calculated using the fair market value of our common stock on December 31, 2001 ($3.00 per share) minus the exercise price of the options. We have included in the calculation of unexercisable options certain options that are immediately exercisable, but are subject to our right to repurchase unvested shares upon termination of employment.

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-the-Money Options
			Options at December 31,	at December 31,
			2001(3)	2001(1)
Shares
	Acquired	Value	Exercisable/	Exercisable/
Name	on Exercise	Realized	Unexercisable	Unexercisable

Dr. Emile Loria	—	—	—/—	—/—
Dr. Robert W. Chesnut	—	—	67,063/122,387	$10,571/$43,179
Mr. Robert J. De Vaere	—	—	49,291/130,709	$7,928/$39,885
Dr. Alessandro D. Sette(1)	—	—	44,577/87,089	$7,928/$29,885
Dr. Mark J. Newman	—	—	76,393/101,073	$123,754/$75,832
Ms. Deborah A. Schueren(2)	—	—	—/—	—/—

(1)	Dr. Sette resigned as our Vice President and Chief Scientific Officer, effective October 31, 2002.

(2)	Ms. Schueren resigned her positions with us and our board of directors effective January 15, 2001. We exercised our right to repurchase 20,041 unvested shares, which Ms. Schueren had previously purchased pursuant to an early option exercise.

(3)	Reflects shares vested and unvested at December 31, 2001. Certain options granted under the former subsidiary’s stock plan are immediately exercisable, but are subject to our right to repurchase unvested shares on termination of employment. Such unvested shares are therefore considered unexercisable.

Employment and Separation Agreements

      In October 1997, we entered into an employment agreement with Ms. Schueren. In September 2000, Ms. Schueren announced her intention to resign for personal reasons, pending the appointment of her successor. Pursuant to Ms. Schueren’s employment agreement, upon her resignation on January 15, 2001, we made a one-time payment to Ms. Schueren equal to six-months of Ms. Schueren’s base salary and the acceleration of vesting of six months on all of Ms. Schuren’s outstanding stock option grants.

      In March 2001, the severance agreement with Dr. Chesnut, originally entered into in February 1998, was amended. Under the agreement, as amended, in the event that Dr. Chesnut is terminated without cause, he shall receive a lump-sum payment equal to six months of his respective annual base salary and all of his unvested stock options shall immediately accelerate by six months. If Dr. Chesnut is terminated without cause within one year following a change of control of Epimmune, he shall receive a lump-sum payment equal to twelve months of his respective annual base salary, and all of his unvested stock options shall immediately vest and become exercisable.

      In May 2000, we entered into severance benefits agreements with Dr. Newman, Vice President Infectious Disease Program, and Mr. Robert De Vaere, Vice President, Finance and Administration and Chief Financial Officer. In March 2001, the severance agreements with Dr. Newman and Mr. De Vaere were amended. In March 2002, we entered into severance benefits agreements with Mr. Michael McClurg, Vice President, Business Development, and Dr. Fikes, Vice President, Cancer Program. Under the agreements, as amended, in the event Dr. Newman, Mr. De Vaere, Mr. McClurg or Dr. Fikes is terminated without cause within one year following a change of control of Epimmune, he shall receive a lump-sum payment equal to twelve months of his annual base salary, and all of his unvested stock options shall immediately vest and become exercisable.

      In January 2001, we entered into an employment agreement with Dr. Emile Loria, one of our directors, for the position of President and Chief Executive Officer, contingent upon obtaining satisfactory approval to work in the United States. Dr. Loria subsequently obtained such approval in June 2001. The agreement provided an annual salary of $300,000 for Dr. Loria. In addition, Dr. Loria was eligible to earn a performance bonus equal to two percent of any proceeds received by us from any public or private equity financing or other transaction pursuant to which we received funding (other than research funding) that was completed by us between January 16, 2001 and January 16, 2002. We also agreed to pay Dr. Loria a signing bonus of $125,000, certain of his relocation expenses, including the costs of moving household goods to San Diego, temporary furnished living accommodations in San Diego for six months, automobile rental costs in San Diego for up to six months and cost of up to three trips for him and his family to and from France (such expenses were approximately $200,000), and agreed to pay him $60,000 to assist him in his relocation.

      In addition, we sold Dr. Loria 1,056,301 shares of our common stock at the closing price of such common stock as reported by the Nasdaq National Market on the date of purchase, which was $2.50 per share. These shares vest in equal daily installments over the four year period following the purchase date and we have a right to purchase any unvested shares at the purchase price paid by Dr. Loria in the event of termination of Dr. Loria’s service to us. Dr. Loria purchased the shares with a promissory note in the principal amount of $2,641,000, which is secured by a pledge of the shares. The note bears interest at the rate of 5.61% per year, compounded annually. The principal and interest is due on January 16, 2005. As of September 30, 2002, there was $2,893,000 in principal and interest outstanding under the note.

      Under the terms of the employment agreement, Dr. Loria is entitled to continued salary payments for twelve months in the event he is terminated without cause or voluntarily resigns for good reason. In addition, if Dr. Loria is terminated without cause or voluntarily resigns for good reason following a change in control of Epimmune, then Dr. Loria is entitled to receive a lump sum payment equal to one year of his base salary and all of the unvested shares he initially purchased from us will become fully vested.

      In October 2002, Alessandro D. Sette, Ph.D., Vice President and Chief Scientific Officer of Epimmune tendered his resignation, effective October 31, 2002, to pursue academic research, and we entered into a Separation Agreement with Dr. Sette. We had agreed that prior to October 31, 2002, Dr. Sette may establish a laboratory at the La Jolla Institute for Allergy and Immunology, a nonprofit academic research organization. In addition, Dr. Sette has agreed to perform certain consulting services for us for a year after his separation date.

Limitation of Liability and Indemnification Matters

      Our bylaws limit the personal liability of our directors to the fullest extent permitted by Delaware law.

      Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision does not eliminate or limit the liability of a director for the following:

•	any breach of the director’s duty or loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions;

•	any transaction from which the director derived an improper personal benefit;

•	in instances where the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal act or proceeding, if the officer or director had reasonable cause to believe his conduct was unlawful.

      We believe that indemnification provisions under our bylaws cover at least negligence and gross negligence on the part of indemnified parties.

Employee Benefits Plans

     2000 Stock Plan

      In June 2000, our board adopted, and our stockholders subsequently approved, our 2000 Stock Plan, which initially included a reserve of 700,000 shares of our common stock for issuance. In December 2001, our board adopted, and our stockholders subsequently approved, an amendment to our 2000 Stock Plan to include a 500,000 share increase which increased the number of shares of common stock available under the 2000 Stock Plan to a total of 1,200,000 shares. As of September 30, 2002, options to purchase 982,543 shares were outstanding under the 2000 Stock Plan and 217,457 shares (plus any shares that might in the future be returned to the plan as a result of cancellations or expiration of options) remained available for future grant under the 2000 Stock Plan.

      The 2000 Stock Plan provides for the grant of incentive stock options to employees and the grant of nonstatutory stock options, rights to purchase restricted stock and stock bonuses to consultants, employees (including officers) and directors. Incentive stock options granted under the 2000 Stock Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. In addition, the 2000 Stock Plan permits the grant of stock bonuses and rights to purchase restricted stock.

      Our board administers the 2000 Stock Plan. Our board has the power to construe and interpret the 2000 Stock Plan and, subject to the provisions of the 2000 Stock Plan, to determine, among other things, the following: the persons to whom stock awards will be granted; when and how stock awards will be granted; the form of stock awards; the provisions of each stock award granted, including the time or times when a person will be permitted to receive stock pursuant to a stock award, the number of shares of common stock subject to each stock award, and the time(s) at which shares of common stock subject to each stock award shall vest, if applicable. The board has the power to delegate administration of the 2000 Stock Plan to a committee.

      Under the 2000 Stock Plan, no employee may be granted options and restricted stock purchase rights covering, in the aggregate, more than 500,000 shares of common stock during any calendar year.

      The exercise price of an incentive stock option may not be less than 100% of the fair market value of a share of common stock on the date of the option grant; provided, however, that for a person who at the time of grant owns 10% of the total voting power of Epimmune, the exercise price shall be at least 110% of fair market value. The per share exercise price of nonstatutory options granted under the 2000 Stock Plan may not be less than 100% of the fair market value of a share of common stock on the date of the option grant. The purchase price for restricted stock is determined by the board, but in no event may it be less than 100% of the fair market value on the date of the grant or at the time the purchase is consummated.

      Under the 2000 Stock Plan, an incentive stock option may not be transferred by the employee to whom the option was granted other than by will or by the laws of descent and distribution. During the lifetime of the employee, an incentive stock option may be exercised only by the employee. A nonstatutory stock option is transferable to the extent provided in a participant’s option grant agreement. If the nonstatutory stock option does not provide for transferability, then the nonstatutory stock option is not transferable other than by will or by the laws of descent and distribution. No rights under a stock bonus or restricted stock purchase agreement may be assigned by any participant under the 2000 Stock Plan, except as expressly authorized by the terms of the applicable stock bonus or restricted stock purchase agreement.

      The maximum term of options under the 2000 Stock Plan is ten years, except that in the case of a 10% stockholder, the maximum term is five years. Options under the 2000 Stock Plan generally terminate three months after the optionholder’s service terminates, unless (i) termination of service is due to the optionholder’s disability, in which case the option may provide that it may be exercised at any time within 12 months of such termination; (ii) the optionholder dies before termination of service, or within not more than three months after termination of service, in which case the option may provide that it may be exercised (to the extent the option was exercisable at the time of the optionholder’s death) within

18 months of the optionholder’s death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (iii) the option by its terms specifically provides otherwise. With respect to nonstatutory options granted to non-employee directors, the 2000 Stock Plan provides that such options terminate 12 months after the termination of the non-employee director’s service to Epimmune, unless otherwise determined by the board and provided in the option grant agreement. An optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

      The 2000 Stock Plan provides that, in the event of our dissolution or liquidation, then the vesting of outstanding stock awards shall be accelerated in full and such stock awards shall terminate if not exercised (if applicable) prior to such dissolution or liquidation. The 2000 Stock Plan further provides that, in the event of a sale, lease or other disposition of all or substantially all of our assets or certain specified types of mergers, any surviving corporation may either assume stock awards outstanding under the 2000 Stock Plan or substitute similar awards for those outstanding under the 2000 Stock Plan. If any surviving corporation does not either assume stock awards outstanding under the 2000 Stock Plan, or substitute similar awards, then, the vesting will be accelerated in full as of the occurrence of such corporate transaction and shall terminate if not exercised at or prior to such corporate transaction.

      In addition, in the event there occurs a securities acquisition representing 50% or more of our combined voting power or a change in the board composition representing 50% or more of the incumbent board members, other than in a corporate transaction, then, the vesting of outstanding stock awards will be accelerated in full.

      If there occurs any dissolution or liquidation of Epimmune, or any corporate transaction or other event described above occurs, the vesting and exercisability of nonstatutory options held by non-employee directors whose service has not terminated shall be accelerated in full, unless otherwise specifically provided in the applicable option grant agreement.

      Our board may suspend or terminate the 2000 Stock Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the 2000 Stock Plan will terminate on April 20, 2010. The board also may amend the 2000 Stock Plan at any time or from time to time. However, no amendment will be effective unless approved by our stockholders to the extent that stockholder approval is necessary in order to satisfy the requirements of Section 422 of the Code or any Nasdaq or other applicable securities exchange listing requirements. In addition, the provisions of the 2000 Stock Plan regarding the exercise price of nonstatutory stock options, the pricing of restricted stock purchases and the limitations on option repricing and option cancellation and regrant programs may not be amended without stockholder approval. The board may submit any other amendment of the 2000 Stock Plan for stockholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

     1997 Stock Plan

      In December 1997, we adopted a 1997 Stock Plan, or the Stock Plan, under which options were granted to employees, directors, and consultants of Epimmune. The Stock Plan, which was terminated in July 1999, provided for the grant of both incentive stock options and nonstatutory stock options. The exercise price of an incentive stock option was not less than the fair market value of the common stock on the date of grant. The exercise price of nonstatutory options was not less than 85% of the fair market value of the common stock on the date of grant. No options granted under the Stock Plan have a term in excess of ten years from the date of grant. Options issued under the Stock Plan vest over varying periods of one to four years. Options that terminate will not be available for future grant. As of September 30, 2002, options to purchase 214,252 shares of our common stock were outstanding under the Stock Plan.

     1994 Non-Employee Directors’ Stock Option Plan

      In March 1994, our board adopted, and the stockholders subsequently approved, our 1994 Non-Employee Directors’ Stock Option Plan, or the Non-Employee Directors’ Plan. The Non-Employee Directors’ Plan was terminated in 1999. As of September 30, 2002, there were options to purchase an aggregate of 7,140 shares of our common stock outstanding under the Non-Employee Directors’ Plan.

      Under the Non-Employee Directors’ Plan an option may not be transferred by the optionee, except by will or by the laws of descent and distribution. During the lifetime of an optionee, an option may be exercised only by the optionee.

      In the event of our dissolution or liquidation, a merger or consolidation in which we are not the surviving corporation, a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger were converted by virtue of the merger into other property, or any capital reorganization in which more than 50% of the shares of Epimmune entitled to vote are exchanged, the vesting of any outstanding options under the Non-Employee Directors’ Plan shall accelerate and such options shall terminate if unexercised prior to the occurrence of the event.

     1989 Stock Option Plan

      The 1989 Stock Option Plan, or the 1989 Plan, terminated in 1999. As of September 30, 2002, there were options to purchase an aggregate of 505,906 shares of our common stock outstanding under the 1989 Plan.

      Under the 1989 Plan, an option may not be transferred by the optionee other than by will or by the laws of descent and distribution. During the lifetime of an optionee, an option may be exercised only by the optionee. No rights under a stock bonus or restricted stock purchase agreement may be assigned by any participant under the 1989 Plan, except where such assignment is required by law or expressly authorized by the terms of the applicable stock bonus or restricted stock purchase agreement.

      The 1989 Plan provides that, in the event of a dissolution or liquidation of Epimmune, specified types of merger or other corporate reorganization, then at the discretion of the board and to the extent permitted by law, any surviving corporation shall either: assume stock awards outstanding under the 1989 plan or substitute similar stock awards for those outstanding under the 1989 Plan, such outstanding stock awards will continue in full force and effect; or, with respect to stock awards held by persons then employed by or serving as our advisors, consultants or directors, then at the discretion of the board, we may either arrange to pay a cash settlement for such stock awards or accelerate such stock awards and terminate those stock awards not exercised before such corporate event.

Employee Stock Purchase Plan

      On March 5, 2001, our board adopted the 2001 Employee Stock Purchase Plan, or the Purchase Plan, which was subsequently approved by the stockholders on June 18, 2001. There were initially 300,000 shares of common stock reserved for issuance under the Purchase Plan. As of September 30, 2002, 68,267 shares had been issued under the Purchase Plan and 231,733 shares were reserved for future issuance.

      The Purchase Plan is implemented by offerings of rights to all eligible employees from time to time by the board. Generally, each offering is 24 months long and is divided into four shorter “purchase periods” approximately six months long. If the fair market value of the common stock on any purchase date is less than the fair market value of the common stock on the first day of the offering, then the current offering will automatically end and a new 24-month offering period will begin, based on the lower fair market value.

      Any person who is customarily employed by us (or a subsidiary) for more than 20 hours per week and five months per calendar year on the first day of an offering is eligible to participate in that offering, provided such employee has been continuously employed by the us for at least 10 days preceding the first day of the offering. Our officers who are “highly compensated” as defined in the Code are eligible to participate in the offerings.

      However, no employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, 5% or more of the total combined voting power or value of our stock. In addition, no employee may purchase more than $25,000 worth of common stock under the Purchase Plan in any calendar year.

      Under the Purchase Plan, employees who participate in an offering may have up to 15% of their earnings for the period of that offering withheld. The purchase price per share at which shares of common stock are sold in an offering under the Purchase Plan is the lower of 85% of the fair market value of a share of common stock on first day of the offering or 85% of the fair market value of a share of common stock on the last day of the purchase period.

      The board may suspend or terminate the Purchase Plan at any time. Unless terminated earlier, the Purchase Plan shall terminate at the time that all of the shares of common stock reserved for issuance under the Purchase Plan have been issued under the terms of the Purchase Plan.

      The board may amend the Purchase Plan at any time. Any amendment of the Purchase Plan must be approved by the stockholders within 12 months of its adoption by the board if the amendment would (i) increase the number of shares of common stock reserved for issuance under the Purchase Plan, (ii) modify the requirements relating to eligibility for participation in the Purchase Plan, or (iii) modify any other provision of the Purchase Plan in a manner that would materially increase the benefits accruing to participants under the Purchase Plan, if such approval is required in order to comply with the requirements under other applicable laws and regulations.

      In the event of a dissolution, liquidation or specified type of merger of Epimmune, the surviving corporation either will assume the rights under the Purchase Plan or substitute similar rights, or the exercise date of any ongoing offering will be accelerated such that the outstanding rights may be exercised immediately prior to, or concurrent with, any such event.

401(k) Plan

      We sponsor a 401(k) plan, a defined contribution plan intended to qualify under Section 401 of the Code. All employees who exceed 30 hours per week and 1,000 hours per year are eligible to participate effective as of the next quarter of their employment. Participants may make pre-tax contributions to the 401(k) plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit ($11,000 in calendar year 2002). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) plan’s trustee. The 401(k) plan also permits us to make matching contributions and profit-sharing contributions, subject to established limits. We are not currently making any matching contributions.

      Each participant’s contributions and the corresponding investment earnings are generally not taxable to the participants until withdrawn. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. Pursuant to this provision, we have entered into indemnity agreements with each of our directors and executive officers.

      In addition, our certificate of incorporation provides that to the fullest extent permitted by Delaware law, our directors will not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or our stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our stockholders, for improper transactions between the director and us, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

      We have entered into certain additional transactions with our directors and officers, as described under the captions “Executive Compensation” and “Employment Agreements.”

      On December 18, 2001, we issued and sold shares of our common stock at the price of $2.50 per share for an aggregate purchase price of $5,000,000 in a private financing. The Greene Family Trust participated in the financing, purchasing 20,000 shares of our common stock. The trustee of the Greene Family Trust is Howard E. Greene, Jr., who is also the Chairman of our board. The State of Wisconsin Investment Board, Peter Allard, Genencor International, Inc., or Genencor, and International Biotechnology Trust plc also participated in the financing, and each owns more than five percent of our common stock. In the financing, the State of Wisconsin Investment Board purchased 706,050 shares of our common stock. Peter Allard purchased 300,000 shares of common stock. Genencor purchased 173,950 shares of our common stock and International Biotechnology Trust plc purchased 800,000 shares of our common stock.

      In July 2001, Genencor exclusively licensed our epitope and PADRE® technologies and related intellectual property rights on a worldwide basis for vaccines to treat or prevent hepatitis C, hepatitis B and human papilloma virus, and the two companies entered into a collaboration focused on development of therapeutic vaccines for the three viral indications. At that same time, Genencor made an initial 10 percent equity investment in us. If certain conditions are met, Genencor has the right to acquire up to 500,000 additional shares of our common stock. As of September 30, 2002, Genencor held 11.1% of our common stock. Genencor paid an upfront license fee and will also pay pre-commercialization milestone and royalty payments on product sales, if any products are developed.

Recent Developments

      In November 2002, our compensation committee and our audit committee agreed that Epimmune would pay for the foreign national tax services to be rendered to our chief executive officer, Dr. Emile Loria. We expect to pay $5,000 for these services.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2002 by:

•	each person or group of affiliated persons known to us to beneficially own more than five percent of our common stock

•	each of our directors

•	each of our named executive officers

•	all of our current directors and executive officers as a group

      Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power over that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, based on the information given to us, we believe the beneficial owners of the common stock listed below have the sole investment and voting power with respect to their shares, except where community property laws may apply.

      The first table lists applicable percentage ownership based on 12,134,420 shares of common stock outstanding as of September 30, 2002 and also lists applicable percentage ownership based on 19,384,420 shares of common stock outstanding after completion of this offering. The second table lists applicable percentage ownership based on 1,409,288 shares of preferred stock outstanding as of September 30, 2002. Options to purchase shares of our common stock that are exercisable within 60 days after September 30, 2002, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Shares underlying options that are deemed beneficially owned are listed in this table separately in the column labeled “Shares Subject to Options.” These shares are included in the number of shares listed in the column labeled “Total Number.”

      Unless otherwise indicated, the address of each person or entity named below is c/o Epimmune Inc., 5820 Nancy Ridge Drive, San Diego, California 92121.

		Beneficial Ownership

		Shares	Percent	Percentage
	Total	Subject to	Before	After
Beneficial Owner	Number	Options	Offering	Offering

State of Wisconsin Investment Board	1,892,477	0	15.6%	9.8%
121 East Wilson Street Madison, WI 53702
Pharmacia Corporation	1,925,908	0	14.0%	9.2%
5200 Old Orchard Road Skokie, IL 60077(1)
Genencor International, Inc.	1,342,324	0	11.1%	6.9%
200 Meridian Centre Blvd. Rochester, NY 14618
International Biotechnology Trust plc	1,267,992	0	10.4%	6.5%
71 Kingsway London, WC2B 6ST, England
Mr. Peter Allard	965,400	0	8.0%	5.0%
Dr. Emile Loria(2)	1,056,301	0	8.7%	5.4%
Dr. Robert W. Chesnut	321,504	102,362	3.5%	2.2%
Dr. Alessandro D. Sette(3)	323,153	71,184	3.2%	2.0%
Ms. Deborah A. Schueren(4)	257,898	0	2.1%	1.3%
Mr. Howard E. Greene, Jr.(5)	132,030	32,304	1.4%	*

		Beneficial Ownership

		Shares	Percent	Percentage
	Total	Subject to	Before	After
Beneficial Owner	Number	Options	Offering	Offering

Dr. Mark J. Newman	5,839	117,244	1.0%	*
Mr. Robert J. De Vaere	1,423	83,477	*	*
Dr. John D. Fikes	13,326	82,759	*	*
Dr. William T. Comer	914	37,303	*	*
Mr. Michael Grey	0	28,750	*	*
Dr. John P. McKearn	0	9,166	*	*
Mr. Georges Hibon	0	8,333	*	*
Dr. Michael J. Ross	0	5,000	*	*
All executive officers and directors as a group (13 persons)	2,112,388	599,096	21.3%	10.6%

*	Less than one percent.

(1)	Includes 1,608,448 shares of common stock issuable upon conversion of the series S preferred stock and series S-1 preferred stock, not including any adjustment to the conversion rate that may result from this offering.

(2)	Of the shares held by Dr. Loria, 605,872 shares were subject to a right of repurchase in favor of Epimmune as of September 30, 2002. Dr. Loria’s 605,872 shares vest ratably in equal daily installments until January 16, 2005, at which point all of Dr. Loria’s shares will be vested, provided Dr. Loria’s service to us is not terminated.

(3)	Includes 141,575 shares held in trust for the benefit of Dr. Sette’s family. Dr. Sette is a trustee of such trust and has voting and investment power with respect to such shares. Dr. Sette resigned as an executive officer, effective October 31, 2002.

(4)	Ms. Schueren resigned her positions as an officer of Epimmune and a member of our board of directors effective January 15, 2001. We exercised our right to repurchase 20,041 unvested shares, which Ms. Schueren had previously purchased pursuant to an early option exercise.

(5)	Includes 129,745 shares held in trust for the benefit of Mr. Greene and his wife and 2,285 shares held in trust for the benefit of Mr. Greene’s children. Mr. Greene is a trustee of both trusts. Mr. Greene acting as trustee has voting and investment power with respect to such shares.

Beneficial Ownership of
Preferred Stock

		Shares	Percent	Percentage
	Total	Subject to	Before	After
Beneficial Owner	Number	Options	Offering	Offering

Pharmacia Corporation(1)	1,409,288	0	100%	100%
5200 Old Orchard Road Skokie, IL 60077

(1)	Pharmacia owns 100% of the outstanding shares of the series S preferred stock and series S-1 preferred stock. The series S preferred stock and series S-1 preferred stock are convertible into common stock at any time.

DESCRIPTION OF CAPITAL STOCK

General

      We are authorized to issue 25,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

      As of September 30, 2002, there were 12,134,420 shares of common stock outstanding that were held by record of approximately 260 stockholders. Based upon the number of shares outstanding as of September 30, 2002, there will be 19,384,420 shares of common stock outstanding after giving effect to the assumed sale of 7,250,000 shares of common stock at a purchase price of $1.22 offered by this prospectus. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders and there is no cumulative voting. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessible. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of our series S and series S-1 preferred stock and the rights of the holders of any series of preferred stock that we may designate in the future.

Rights held by Genencor with respect to our Common Stock

      Registration Rights. With respect to the shares held by Genencor, we agreed that within a certain agreed upon time, we would file a registration statement registering the resale of the shares held by Genencor. In addition, for any additional shares issued pursuant to any milestones for which Genencor elects to receive its payment in shares of our stock, we agreed to file a registration statement registering the resale of such shares. However, if we have filed a registration statement within six months of the proposed date of filing of the applicable registration statement, we are not obligated to file a registration statement until after the end of such six month period. The registration rights granted to Genencor terminate on the date that all shares held by Genencor may be sold under Rule 144 during any 90 day period.

      Right of First Refusal. Genencor has the right to purchase its pro rata share of all our of securities, other than certain excluded securities which includes securities issued in an underwritten public offering. These rights of first refusal terminate upon the termination of our collaboration agreement with Genencor.

Rights held by Peter Allard with respect to our Common Stock

      Registration Rights. In the event that shares of our common stock held by any selling stockholders are included in a registration statement under the Securities Act in connection with a firm commitment underwritten public offering of our common stock registered under the Securities Act in which we receive gross proceeds of at least $15 million, we must notify Mr. Allard and he has the right to be included in such registration statement on a pro rata basis with the securities of other selling stockholders. Mr. Allard does not have the right to have his shares included in the registration statement for this offering. All of these registration rights terminate on the date on which all of the 500,000 shares of our common stock held by Mr. Allard may be sold under Rule 144 during any 90 day period.

      Right of First Refusal. Mr. Allard has the right to purchase his pro rata share of all our of securities, other than certain excluded securities which includes securities issued in an underwritten public offering.

These rights of first refusal terminate upon the earlier to occur of (i) October 16, 2003 or (ii) the date on which Mr. Allard holds less than 250,000 of the original 500,000 shares that he purchased in this transaction.

Preferred Stock

      Our certificate of incorporation authorizes 10,000,000 shares of preferred stock, of which 859,666 shares have been designated series S preferred stock, 549,622 shares have been designated series S-1 preferred stock and 250,000 shares have been designated series A junior participating preferred stock and 659,898 shares have been designated series B preferred stock. There are 859,666 shares of series S preferred stock outstanding and 549,622 shares of series S-1 preferred stock outstanding. G.D. Searle, now Pharmacia Corporation, owns 100% of the outstanding shares of the series S preferred stock and series S-1 preferred stock. No shares of series B preferred stock or series A junior participating preferred stock are outstanding.

Series S and Series S-1 Preferred Stock

      Voting Rights. The series S-1 and series S-1 preferred stock entitles Pharmacia to one vote per share of common stock into which each share of series S and series S-1 preferred stock is convertible at the time of such vote, on all matters submitted to a vote of our stockholders. Pharmacia is not entitled to vote such shares to the extent that the total number of shares of voting capital stock held by Pharmacia and its affiliates would exceed 19.9%.

      Dividends. Holders of series S and series S-1 preferred stock are entitled to receive dividends when and if declared by the board of directors, out of legally available funds. In the event we declare or pay any dividend or distribution on our common stock, we must also declare, pay or set aside the same dividend or distribution on the series S and S-1 preferred stock, on an as-converted basis.

      Conversion Rights. The series S-1 and series S preferred stock is convertible at any time, at the option of the holder, into common stock. Each share of series S preferred stock is currently convertible into 1.2317 shares of common stock. Each share of series S-1 preferred stock is currently, and immediately after this offering will be, convertible into one share of common stock. The series S and S-1 preferred stock automatically converts into common stock if we receive gross proceeds of at least $15 million (from parties other than Pharmacia) in a private or public financing.

      Splits, Subdivisions or Combinations. If the common stock is subdivided, consolidated, reclassified or otherwise changed in any manner, the conversion ratio of series S and Series S-1 preferred stock into common stock will be adjusted in proportion to the increase or decrease in the number of shares of common stock.

      Liquidation Rights. In the event of a liquidation, dissolution or winding up of our affairs, after payment of our debts or other liabilities, our remaining assets will be first distributed to the holders of series S and S-1 preferred stock in an amount per share equal to $7.0958 plus any declared but unpaid dividends.

      Merger, Consolidation and Asset Sales. Upon any merger or acquisition of Epimmune in which our stockholders prior to the transaction own less than 50% of the total voting power of the surviving entity, or any transaction or series of related transactions in which in excess of 50% of our voting power is transferred or a sale, lease or other disposition of all or substantially all of the assets of Epimmune, the holders of series S preferred stock, but not the holders of series S-1 preferred stock, will be entitled to receive the liquidation amount specified above.

      Registration Rights. In the event that shares of our common stock held by any selling stockholders are included in a registration statement under the Securities Act of 1933, as amended, or the Securities Act, in connection with a firm commitment underwritten public offering of our common stock registered under the Securities Act in which we receive gross proceeds of at least $15 million, we must notify Pharmacia and they have the right to be included in such registration statement on a pro rata basis with the securities of other selling stockholders. Those registration rights are not applicable in this offering. Pharmacia also has the right to request registration of its shares on a Form S-3 registration statement or, if not available, on a Form S-1 registration statement. All of these registration rights terminate on the earliest of (i) the date we conduct a firm commitment underwritten public offering of our common stock registered under the Securities Act in which we receive gross proceeds of at least $15 million, (ii) the date Pharmacia has sold all of its registerable securities pursuant to the demand rights explained above or (iii) the date on which all of the series S and S-1 preferred stock may be sold under Rule 144 during any 90 day period.

      Other Rights. Pursuant to an investor rights agreement between us and Pharmacia dated July 1, 1999, as long as any of the series S and S-1 preferred stock remains outstanding, we will not without the prior written consent of the holders of a majority of the series S and S-1 preferred stock, voting together as a class:

•	Amend our certificate of incorporation in a manner that adversely affects the rights, preferences and privileges of the series S or series S-1 preferred stock with respect to liquidation preference, voting or dividends, or

•	Enter into any agreement which by its terms restricts our performance on the terms of the series S or series S-1 preferred stock, the preferred stock exchange agreement dated July 1, 1999 between us and Pharmacia or the investor rights agreement; provided, that we will not need their consent in connection with any merger or sale of substantially all of our assets or the creation or issuance by us of any series of preferred stock with rights, preferences or privileges senior to or pari passu with the series S or series S-1 preferred stock.

      Board Representation. As long as Pharmacia holds at least 5% of our outstanding capital stock (determined on a fully-diluted, as-converted basis), we agreed to include one representative designated by Pharmacia on the management slate of nominees to our board. Pharmacia does not currently have a representative on our board.

      There are no redemptions rights associated with the series S or the series S-1 preferred stock.

Other Preferred Stock

      Under our certificate of incorporation, our board has the authority, without further action by stockholders, to issue up to 7,680,814 shares of preferred stock in one or more series and to fix or alter the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and to establish from time to time the number of shares constituting any such series of preferred stock, and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. The issuance of additional shares of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payment upon liquidation. Such issuance could also have the effect of decreasing the market price of our common stock. The issuance of preferred stock could also have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any additional shares of preferred stock.

Stockholder Rights Plan

      We have 250,000 shares of series A junior participating preferred stock authorized and reserved for issuance in connection with our stockholder rights plan set forth in our Rights Agreement dated March 19, 1993 with American Stock Transfer & Trust Company, as rights agent. Each outstanding share of common stock has one preferred stock purchase right. The rights expire on March 19, 2003 unless exchange or redeemed prior to that date.

      If any person or group acquires 15% or more of our common stock, the rights holders will be entitled to receive upon exercise, the number of shares of common stock that, at the time, have a market value equal to twice the purchase price of the right. The shares of preferred stock acquired upon exercise of a purchase right are not redeemable and are entitled to preferential quarterly dividends. They are also entitled to preferential rights in the event of our liquidation. Finally, if any business combination occurs in which our common shares are exchanged for shares of another company, each preferred share will be entitled to receive 100 times the amount received per common share of our company.

      If we are acquired in a business combination, the purchase rights holders will be entitled to acquire, for the purchase price, the number of shares of common stock of the acquiring corporation that, at the time, have a market value equal to twice the purchase price of the right. Our board has the right to redeem the purchase rights in certain circumstances for $0.01 per share, subject to adjustment.

      The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in the board’s opinion, would impair its ability to represent our stockholder’s interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though a takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Warrants

      As of September 30, 2002, there were warrants outstanding to purchase 245,964 shares of common stock at an exercise price of $1.88 per share, subject to customary adjustments for reorganizations or recapitalizations and other dilutive events.

Anti-takeover Effects of Provisions of Delaware Law and Our Charter and Bylaws

     Delaware Law

      We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes merger, asset sales or other transactions resulting in financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. In addition, the certificate of incorporation requires the approval of the holders of at least 66 2/3% of our voting stock as a condition to the following transactions: a merger or consolidation with any interested stockholder; a sale or other transfer to an interested stockholder of any assets having an aggregate fair market value equal to or greater than 10% of our total assets; an issuance or transfer to an interested stockholder of securities with a fair market value equal to or greater than 10% of our total assets; the adoption of any plan proposed by an interested stockholder for our liquidation or dissolution; or any reclassification or recapitalization of us which would have the effect of increasing an interested stockholders’ proportionate ownership interest of our outstanding securities. This provision could delay, discourage or prohibit transactions not approved in advance by our board, such as takeover attempts that might result in a premium over the market price of our common stock.

      Provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	The acquisition of Epimmune by a tender offer

•	The acquisition of Epimmune by means of a proxy contest or otherwise

•	The removal of our incumbent officers and directors

      These provisions, summarized below, are expected to discourage some types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of any proposals of this type could result in an improvement of their terms.

Certificate of Incorporation and Bylaws Provisions

      Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board, our president, our board pursuant to a resolution adopted by a majority of the total number of authorized directors or by the holders of shares of 10% of the voting power at the proposed meeting.

      Our certificate of incorporation also specifies that the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting of directors.

      Our certificate of incorporation and bylaws established an advance notice procedure for stockholder nominations of candidates for election as directors as well as for other stockholder proposals to be considered at special or annual stockholders’ meetings. These provisions could have the effect of discouraging stockholders from submitting director nominations or proposals for consideration at those meetings.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, based on shares outstanding as of September 30, 2002, we will have 19,384,420 shares of common stock outstanding assuming no exercise of options after September 30, 2002. Of these shares, the 7,250,000 shares sold in this offering, plus 10,480,420 shares will be freely transferable without restriction or registration under the Securities Act, except for shares purchased by any of our existing “affiliates,” which generally include officers, directors or 10% stockholders, as that term is defined in Rule 144 under the Securities Act. The remaining 1,655,000 shares of common stock outstanding upon completion of this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rule 144 or 144(k) promulgated under the Securities Act, each of which is summarized below.

      Rule 144. In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of our then outstanding shares of common stock, approximately 194,000 shares immediately after this offering, assuming we sell 7,250,000 shares in this offering, or (2) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

      Stock Plans. We have filed a registration statement on Form S-8 under the Securities Act covering the shares reserved for issuance pursuant to our stock option plans and our 2000 Employee Stock Purchase Plan. As of September 30, 2002, options to purchase 1,709,841 shares of common stock pursuant to our stock option plans were outstanding, of which 918,299 shares were vested and exercisable. In addition, we have reserved 217,457 shares of common stock for future issuance under our stock option plans and 231,733 shares of common stock for future issuance under our 2000 Employee Stock Purchase Plan.

      Shares issued pursuant to our stock option plans and our 2000 Employee Stock Purchase Plan are freely transferable in the public market, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up agreements.

PLAN OF DISTRIBUTION

      We are offering the common stock on a best efforts basis. We have retained Punk, Ziegel & Company under a placement agency agreement to act as our exclusive placement agent in connection with this offering. The placement agent is not obligated and does not intend to purchase any of the common stock offered hereby.

      Arrangement with the Placement Agent. We have agreed to pay to the placement agent a fee equal to $          per share of the proceeds of this offering. In addition, we will reimburse the placement agent for certain expenses incurred in connection with this offering, including the reasonable legal fees and expenses of the placement agent. We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute payments that the placement agent may be required to make in respect thereof.

      The following table summarizes the compensation to be paid to the placement agent by us.

	Per Share	Total

Offering Price	$	$
Placement Agency Fees to be paid by us	$	$
Proceeds, before expenses, to us	$	$

      Offering and Closing Procedure. Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase shares of the common stock at the time of pricing, informing investors of the closing date. We currently anticipate that the closing will take place on                     , 2002.

      On the scheduled closing date, the following will occur:

•	We will deposit with The Depository Trust Company the common stock to be credited to the respective accounts of investors,

•	The placement agent will cause investor funds to be transferred to us, and

•	The placement agent will be paid its fee.

      Negotiation of Price. We negotiated the price to the public for the common stock offered in this offering with the placement agent. The factors considered in determining the price to the public included the recent market price of our common stock, the general condition of the securities market at the time of this offering, the history of and prospects for the industry in which we compete, our past and present operations, our historical results of operations and our prospects for future earnings.

      We estimate that the total expenses of this offering, excluding the placement agency fees, will be approximately $275,000, all of which will be paid by us.

      We, our directors, our executive officers and certain of our 5% stockholders have entered into “lock-up agreements” with the placement agent under which we and they have agreed with the placement agent not to offer, sell, pledge, purchase any option to sell, grant any option for the purchase of, lend or otherwise dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period ending 90 days after the date of this prospectus, without the prior consent of the placement agent, subject to limited exceptions. The placement agent may in its sole discretion, at any time without notice, release all or a portion of the shares subject to the lock-up agreements.

      The placement agent may engage in stabilizing transactions and “passive” market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In “passive” market making, market makers in our common stock who are underwriters or prospective underwriters within the meaning of Regulation M may, subject to some limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions and other permissible purchases of shares of our common stock by or on behalf of the placement agent may cause the market price of the shares of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Our common stock is listed on the Nasdaq National Market under the symbol “EPMN.”

LEGAL MATTERS

      The validity of the common stock offered by this prospectus will be passed on for Epimmune by Cooley Godward LLP, San Diego, California. Certain legal matters will be passed on for the placement agent by Morrison & Foerster LLP, New York, New York.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Epimmune and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the Commission. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

      We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the website of the SEC referred to above.

EPIMMUNE INC.

INDEX TO FINANCIAL STATEMENTS

      The consolidated financial statements required by this item are submitted in a separate section beginning on page F-1 of this Report.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Epimmune Inc.

      We have audited the accompanying consolidated balance sheets of Epimmune Inc. as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Epimmune Inc. at December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

San Diego, California

February 21, 2002,
except for the second paragraph of Note 1, as to which the date is
October 23, 2002

EPIMMUNE INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,

	2000	2001

Current assets:
Cash and cash equivalents	$4,181,000	$8,038,000
Short-term investments	5,412,000	10,998,000
Prepaids and other current assets	507,000	707,000

Total current assets	10,100,000	19,743,000
Restricted cash	472,000	472,000
Property and equipment, net	966,000	984,000
Patents, net	2,948,000	2,711,000

	$14,486,000	$23,910,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,004,000	$1,475,000
Deferred contract revenues	229,000	2,308,000
Accrued payroll and related expenses	241,000	222,000
Current portion of notes payable	413,000	345,000

Total current liabilities	1,887,000	4,350,000
Deferred rent	119,000	166,000
Notes payable, less current portion	389,000	43,000
Stockholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized, 1,409,288 shares issued and outstanding of Series S and S-1 convertible preferred stock at December 31, 2000 and 2001. Liquidation preference of $10,000,000 at December 31, 2000 and 2001	14,000	14,000
Common stock, $.01 par value, 25,000,000 shares authorized at December 31, 2000 and 2001; 7,847,343 and 12,094,757 shares issued and outstanding at December 31, 2000 and 2001, respectively	78,000	121,000
Additional paid-in capital	153,726,000	166,772,000
Note receivable from employee	—	(2,641,000)
Deferred compensation	(6,000)	(569,000)
Accumulated deficit	(141,725,000)	(144,369,000)
Accumulated other comprehensive income	4,000	23,000

Total stockholders’ equity	12,091,000	19,351,000

	$14,486,000	$23,910,000

See accompanying notes.

EPIMMUNE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	1999	2000	2001

Revenues:
License fees and milestones	$2,500,000	$—	$3,750,000
Research grants and contract revenue	1,668,000	1,603,000	1,831,000
Related party revenue	—	—	2,585,000

Total revenues	4,168,000	1,603,000	8,166,000
Costs and expenses:
Research and development	8,716,000	6,285,000	7,870,000
General and administrative	2,508,000	2,305,000	3,363,000
Restructuring costs	2,707,000	(100,000)	—
Write-off of in-process technology	3,154,000	—	—

Total costs and expenses	17,085,000	8,490,000	11,233,000

Loss from operations	(12,917,000)	(6,887,000)	(3,067,000)
Minority interest in net loss of Consolidated subsidiary	523,000	—	—
Interest income, net	367,000	564,000	424,000
Other income, net	544,000	1,581,000	(1,000)
Gain on sales and disposal of assets	3,218,000	5,000	—

Net loss	$(8,265,000)	$(4,737,000)	$(2,644,000)

Net loss per share — basic and Diluted	$(1.57)	$(0.68)	$(0.31)

Shares used in computing net loss per share — basic and diluted	5,257,635	6,971,186	8,533,968

See accompanying notes.

EPIMMUNE INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 1999, 2000 and 2001

	Convertible					Note
	Preferred Stock		Common Stock		Additional	Receivable
					Paid-in	from
	Shares	Amount	Shares	Amount	Capital	Employee

Balance at December 31, 1998	659,898	$7,000	4,987,453	$50,000	$142,642,000	$—
Issuance of common stock for cash	—	—	33,910	1,000	202,000	—
Issuance of common stock in exchange for Epimmune common stock	—	—	1,027,582	9,000	1,792,000	—
Issuance of Cytel Series S and S-1 preferred stock net of retirement of Series B	749,390	7,000	—	—	2,499,000	—
Issuance of warrants to former employees as part of separation agreements	—	—	—	—	258,000	—
Unrealized losses on available-for-sale securities	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance at December 31, 1999	1,409,288	14,000	6,048,945	60,000	147,393,000	—
Issuance of common stock for cash	—	—	98,398	1,000	29,000	—
Issuance of common stock in conjunction with private placement, net of issuance costs	—	—	1,700,000	17,000	6,252,000	—
Deferred compensation related to consultant stock options	—	—	—	—	23,000	—
Issuance of warrants to former employees as part of separation agreement	—	—	—	—	29,000	—
Unrealized gains on available-for-sale securities	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance at December 31, 2000	1,409,288	14,000	7,847,343	78,000	153,726,000	—
Exercise of stock options	—	—	27,753	—	11,000	—
Repurchase of restricted stock	—	—	(20,041)	—	(3,000)	—
Issuance of common stock for cash, net of issuance costs of $61,000	—	—	2,000,000	20,000	4,919,000	—
Issuance of common stock in connection with collaboration agreement	—	—	1,154,797	12,000	4,618,000	—
Issuance of common stock for the employee stock purchase plan	—	—	28,604	—	73,000	—
Issuance of restricted stock for note	—	—	1,056,301	11,000	2,630,000	(2,641,000)
Deferred compensation in connection with the issuance of stock options to employees	—	—	—	—	785,000	—
Amortization of deferred compensation	—	—	—	—	—	—
Deferred compensation related to consultant stock options	—	—	—	—	13,000	—
Unrealized gains on available-for-sale securities	—	—	—	—	—	—
Net loss	—	—	—	—	—

Balance at December 31, 2001	1,409,288	$14,000	12,094,757	$121,000	$166,772,000	$(2,641,000)

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Accumulated
			Other	Total	Other
	Deferred	Accumulated	Comprehensive	Stockholders’	Comprehensive
	Compensation	Deficit	Income	Equity	Loss

Balance at December 31, 1998	$—	$(128,723,000)	$—	$13,976,000	$(21,505,000)

Issuance of common stock for cash	—	—	—	203,000
Issuance of common stock in exchange for Epimmune common stock	—	—	—	1,801,000
Issuance of Cytel Series S and S-1 preferred stock net of retirement of Series B	—	—	—	2,506,000
Issuance of warrants to former employees as part of separation agreements	—	—	—	258,000
Unrealized losses on available-for-sale securities	—	—	(57,000)	(57,000)	(57,000)
Net loss	—	(8,265,000)	—	(8,265,000)	(8,265,000)

Balance at December 31, 1999	—	(136,988,000)	(57,000)	10,422,000	$(8,322,000)

Issuance of common stock for cash	—	—	—	30,000
Issuance of common stock in conjunction with private placement, net of issuance costs	—	—	—	6,269,000
Deferred compensation related to consultant stock options	(6,000)	—	—	17,000
Issuance of warrants to former employees as part of separation agreement	—	—	—	29,000
Unrealized gains on available-for-sale securities	—	—	61,000	61,000	61,000
Net loss	—	(4,737,000)	—	(4,737,000)	(4,737,000)

Balance at December 31, 2000	(6,000)	(141,725,000)	4,000	12,091,000	$(4,676,000)

Exercise of stock options	—	—	—	11,000
Repurchase of restricted stock	—	—	—	(3,000)
Issuance of common stock for cash, net of issuance costs of $61,000	—	—	—	4,939,000
Issuance of common stock in connection with collaboration agreement	—	—	—	4,630,000
Issuance of common stock for the employee stock purchase plan	—	—	—	73,000
Issuance of restricted stock for note	—	—	—	—
Deferred compensation in connection with the issuance of stock options to employees	(785,000)	—	—	—
Amortization of deferred compensation	222,000	—	—	222,000
Deferred compensation related to consultant stock options	—	—	—	13,000
Unrealized gains on available-for-sale securities	—	—	19,000	19,000	19,000
Net loss		(2,644,000)	—	(2,644,000)	(2,644,000)

Balance at December 31, 2001	$(569,000)	$(144,369,000)	$23,000	$19,351,000	$(2,625,000)

See accompanying notes.

EPIMMUNE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	1999	2000	2001

Operating activities
Net loss	$(8,265,000)	$(4,737,000)	$(2,644,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	577,000	537,000	578,000
Amortization of deferred compensation	—	17,000	235,000
Deferred rent	56,000	64,000	47,000
Write-off of abandoned patents	—	—	625,000
Minority interest in consolidated subsidiary	(523,000)	—	—
Stock warrants relating to severance agreement	—	29,000	—
Gain on disposal of assets	(3,218,000)	(5,000)	—
Write-off of in-process technology	3,154,000	—	—
Changes in operating assets and liabilities:
Other current assets	697,000	(46,000)	(200,000)
Accounts payable and accrued liabilities	(1,451,000)	34,000	471,000
Deferred revenue	(477,000)	191,000	2,079,000
Accrued payroll and related expense	(205,000)	29,000	(19,000)
Accrued restructuring	915,000	(342,000)	—

Net cash (used in) provided by operating activities	(8,740,000)	(4,229,000)	1,172,000
Investing activities
Purchases of available-for-sale securities	(2,470,000)	(3,742,000)	(7,626,000)
Maturities of available-for-sale securities	1,085,000	4,803,000	2,059,000
Sales of available-for-sale securities	4,133,000	—	—
Proceeds from the sale of equipment	3,687,000	5,000	—
Proceeds from the sale of patents (net of fees)	3,035,000	—	—
Purchases of property and equipment	(739,000)	(356,000)	(293,000)
Construction in progress	—	—	(10,000)
Patents	(878,000)	(578,000)	(682,000)
Deposits and other assets	23,000	—	—
Repayment of note	519,000	—	—

Net cash provided by (used in) investing activities	8,395,000	132,000	(6,552,000)
Financing activities
Principal payments under equipment notes payable and note payable to bank	(1,001,000)	(230,000)	(413,000)
Proceeds from the issuance of equipment notes payable	510,000	366,000	—
Net proceeds from issuance of common stock	203,000	6,299,000	9,650,000

Net cash (used in) provided by financing activities	(288,000)	6,435,000	9,237,000

(Decrease) increase in cash and cash equivalents	(633,000)	2,338,000	3,857,000
Cash and cash equivalents at beginning of year	2,476,000	1,843,000	4,181,000

Cash and cash equivalents at end of year	$1,843,000	$4,181,000	$8,038,000

Supplemental disclosure of cash flow information
Interest paid	$111,000	$69,000	$59,000

Supplemental disclosure of non-cash investing and financing activities
Asset write down in accrued restructuring	$593,000	$—	$—

Assumption of debt by Nextran	$838,000	$—	$—

Exchange of common and preferred stock, for minority interest in Epimmune	$4,307,000	$—	$—

Unrealized (losses) gains on available-for-sale securities	$(57,000)	$61,000	$19,000

Sale of restricted common stock for stockholder note receivable	$—	$—	$2,641,000

See accompanying notes.

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

1. Summary of Significant Accounting Policies

Organization and business activity

      Cytel Corporation was incorporated in Delaware on July 10, 1987. On July 1, 1999, Cytel merged with its majority-owned subsidiary, Epimmune Inc., and changed its name from Cytel Corporation to Epimmune Inc. The Company is focused on the development of therapeutic and prophylactic vaccines for the treatment and prevention of infectious diseases and cancer. Unless otherwise indicated, all references to “Cytel” are to predecessor Cytel Corporation; all references to “Epimmune” are to Epimmune Inc., a majority-owned subsidiary of Cytel until July 1, 1999. All references to the “Company” are to the combined entity of Cytel and Epimmune.

Basis of Presentation

      As of December 31, 2001, the Company had working capital of $15.4 million and an accumulated deficit of $144.4 million. The Company’s ability to attain profitable operations is dependent upon obtaining sufficient working capital to complete the successful development of its products, FDA approval of its products, achieving market acceptance of such products and achievement of sufficient levels of revenue to support the Company’s cost structure. Management believes that the Company’s existing capital resources will enable the Company to fund operations through mid-2003. Without additional financing, the Company will be required to delay, reduce the scope of or eliminate one or more of its research and development projects and significantly reduce its expenditures on infrastructure. If required, management believes it has the ability to defer or eliminate certain research and development costs and general and administrative expenses to enable the Company to sustain its operations through December 2003.

Principles of consolidation

      On July 1, 1999, the Company completed a series of transactions (the “Exchange Transactions”) in which it: (i) transferred all of the outstanding shares of Epimmune’s Series B-1 Preferred Stock then held by Cytel to G.D. Searle & Co. (“Searle”) in exchange for all of the outstanding shares of Cytel’s Series B Preferred Stock, (ii) issued 859,666 shares of Cytel’s Series S Preferred Stock and 549,622 shares of Cytel’s Series S-1 Preferred Stock to Searle in exchange for all outstanding shares of Epimmune’s Series B Preferred Stock and Series B-1 Preferred Stock and (iii) issued a total of 1,027,782 shares of Cytel’s Common Stock to the holders of Common Stock of Epimmune in exchange for all outstanding shares of Epimmune’s Common Stock. The acquisition of the minority interest in Epimmune, through the exchange transaction, was accounted for as a purchase. The Company recorded the acquisition of the minority interest at the fair market value of the preferred and common stock issued, and determined that the excess of the purchase price over the identifiable net assets of $3.2 million was in-process technology based on a discounted cash flow analysis of that technology. The analysis, with a discount rate of 50%, was based on estimated research and development costs for nine years and product revenues beginning in year six, after the assumed completion of clinical trials and product approval by the FDA. The analysis also considered milestone payments based on scientific accomplishments and new collaborative revenues based on projected future collaboration agreements. The value of the technology was charged to acquired in-process technology because technological feasibility had not been achieved nor had alternative future uses for the technology been identified. Following the Exchange Transactions, Cytel merged with Epimmune and changed its name to Epimmune Inc. As of December 31, 2001, Pharmacia, the parent of Searle owned 2.6% of the Company’s outstanding common stock and all of the Company’s outstanding preferred stock.

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies (continued)

Use of estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

      Cash and cash equivalents consist primarily of cash, certificates of deposit, treasury securities and repurchase agreements with original maturities at the date of acquisition of less than three months.

Short-term investments

      The Company has classified its investments as available-for-sale and accordingly carries them at fair value. Unrealized holding gains or losses on these securities are included in comprehensive income. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are also included in interest income. The cost of securities sold is based on the specific-identification method.

Concentration of credit risk

      The Company invests its excess cash in United States government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. Management attempts to schedule the maturities of the Company’s investments to coincide with the Company’s expected cash requirements.

Property and equipment

      Property and equipment is stated at cost and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the assets or the lease term.

Patent costs

      Patent costs are amortized on a straight-line basis over ten years. The patent costs are shown net of accumulated amortization of $577,000 and $870,000 at December 31, 2000 and 2001, respectively.

Deferred rent

      Rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, rent expense incurred in excess of rent paid is reflected as deferred rent until April 2004.

Accounting for stock-based compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies (continued)

options because the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation”.

      (“SFAS 123”) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      Deferred compensation for options granted to non-employees has been determined in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are periodically re-measured as the underlying options vest.

      In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” an interpretation of APB 25 (“FIN 44” or the “Interpretation”). The Interpretation, which has been adopted prospectively as of July 1, 2000, requires that stock options that have been modified to reduce the exercise price be accounted for under the provisions of variable accounting. Management believes the Company’s accounting for its stock options is in compliance with the guidelines provided in FIN 44, and therefore, the adoption of FIN 44 did not affect the Company’s results of operations for the years ended December 31, 2000 and 2001.

Revenues

      The Company recognizes revenues pursuant to Staff Accounting Bulletin No. 101, “Revenue Recognition.” License fees are earned and recognized in accordance with the provisions of each agreement. Upfront fees for perpetual licenses where the Company has no performance obligations are recognized when received. License fees with performance obligations or with a defined term are recognized over the term of the Agreement. Milestone payments are recognized as revenue upon the completion of the milestone when the milestone event was substantive, its achievability was not reasonably assured at inception and the Company’s performance obligations after milestone achievement will continue to be funded at a comparable level before the milestone achievement. The Company defers revenue recognition until performance obligations have been completed and collectibility is reasonably assured.

Research grants, contract revenue and expenses

      Research grants and contract revenue represent research and development revenues primarily from the National Institutes of Health and our collaboration with Genencor. Revenues from grants are recognized on a percentage-of-completion basis as related costs are incurred.

      Research and development costs are expensed as incurred. Expenses under research grants and contracts, which are included in research and development, were approximately $4.9 million, $4.5 million and $4.3 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Net loss per share

      Basic and diluted net loss per common share are presented in conformity with SFAS No. 128, Earnings per Share. In accordance with SFAS No. 128, basic and diluted loss per share has been computed using the weighted average number of shares outstanding during the period, less shares subject to repurchase.

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies (continued)

      The following table presents the calculation of net loss per share:

	Years Ended December 31,

	1999	2000	2001

Net loss applicable to common stockholders	$(8,265,000)	$(4,737,000)	$(2,644,000)

Weighted average shares used in computing net loss per share, basic and diluted	5,257,635	6,971,186	8,533,968

Net loss per common share, basic and diluted	$(1.57)	$(0.68)	$(0.31)

      The Company has excluded all preferred stock, outstanding stock options and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculation of diluted net loss per share, prior to the application of the treasury stock method for options and warrants, was 791,310, 876,157, and 3,560,789 for the years ended December 31, 1999, 2000, and 2001, respectively.

Comprehensive income

      As of January 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes new rules for the reporting and display of comprehensive income (loss) and its components; the Company has disclosed its comprehensive income (loss) in the statement of stockholders’ equity.

Reclassifications

      Certain prior year amounts have been reclassified to conform with the current year presentation.

Effect of new accounting standards

      The Financial Accounting Standards Board (“FASB”) has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on the consolidated balance sheet at fair value. The FASB subsequently delayed implementation of the standard for the financial years beginning after June 15, 2000. The Company adopted the new Statement effective January 1, 2001. The impact on the consolidated financial statements was not material.

      The FASB has issued SFAS No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. The impact on the consolidated financial statements was not material.

      The FASB has issued SFAS No. 142, Goodwill and Other Intangible Assets, which establishes a new basis for accounting for intangible assets deemed to have indefinite lives. Such assets are no longer amortized but are reviewed annually for impairment, or more frequently, if indicators of impairment arise. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. This Statement is required to be adopted by companies for fiscal years beginning after December 15, 2001. The Company intends to adopt the new Statement effective January 1, 2002. The impact on the consolidated financial statements is not expected to be material.

      The FASB has issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes, with exceptions, SFAS No. 121, Accounting for the Impairment of Long-Lived

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies (continued)

Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 retains the basic indicators of impairment recognition and undiscounted cash-flow measurement model of SFAS No. 121; however, it removes goodwill from the scope of the analysis, as the accounting for goodwill is now subject to the provisions of SFAS Nos. 141 and 142. SFAS No. 144 also provides additional guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale. This Statement is required to be adopted by companies for fiscal years beginning after December 15, 2001. The Company intends to adopt the new Statement effective January 1, 2002. The impact on the consolidated financial statements is not expected to be material.

Fourth quarter adjustment

      During the fourth quarter of 2001, the Company recorded a charge of $492,000 to Research and Development to write off certain patent costs previously capitalized. The write-off was comprised of certain patent costs for which the Company had abandoned the underlying patent due to its evolving business focus as well as certain costs no longer specifically attributable to identifiable patents.

2.	Discontinuance of Cytel Operations and Sale of Certain Related Assets

Discontinuance of Cytel operations

      On March 29, 1999, Cytel announced the results from Phase II/ III clinical trials of its lead therapeutic compound, Cylexin, showing no benefit over placebo. Accordingly, Cytel terminated its therapeutic anti-inflammatory business and recorded a charge of $3.4 million as of December 31, 1998, representing the book value of its cell adhesion patent portfolio. This charge was recorded in accordance with SFAS 121 after Cytel determined that its intangible assets were permanently impaired.

      Based on the determination to terminate Cytel’s businesses and focus future operations on Epimmune, Cytel recorded a restructuring charge of $3.7 million in the first quarter 1999. This restructuring charge was reduced to $2.7 million in the fourth quarter 1999, primarily due to early terminations and subsequent subleasing of facility leases and auction proceeds received for sale of assets. During 2000, the Company made payments totaling $242,000 related to final shut-down costs for Cytel and made a further $100,000 reduction in accrued restructuring due to a favorable IRS ruling relating to potential tax liability regarding Cytel’s employee stock purchase plan.

Sale of the Glytec carbohydrate synthesis and manufacturing business

      On February 28, 1999, Cytel licensed its proprietary carbohydrate synthesis and manufacturing intellectual property assets to Baxter Healthcare Corporation’s Nextran unit (“Nextran”) for exclusive use in xenotransplantation. Cytel received total consideration of $4.0 million, of which $3.2 million was cash and $0.8 million was assignment of certain liabilities to Nextran. Additionally, Nextran assumed the facility lease and certain personnel and fixed assets related to this manufacturing operation. On March 26, 1999, Cytel sold the remainder of its Glytec carbohydrate synthesis and manufacturing intellectual property assets to Neose Technologies, Inc. (“Neose”). Neose paid Cytel $3.5 million cash and paid an additional $1.5 million into escrow, the release of which was conditioned on the Company’s satisfaction of certain matters relating to the patents and licenses acquired by Neose. As a result of the transactions with Nextran and Neose, the Company recorded a gain on sale and disposal of assets of approximately $3.2 million in 1999.

      During 2000, the Company was paid $1.1 million in satisfaction of certain matters under the escrow agreement with Neose, which has been recorded in other income.

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Short-Term Investments

      The following tables summarize available-for-sale securities:

	Available-for-Sale Securities

		Gross Unrealized	Estimated Fair
	Cost	Gains	Value

December 31, 2000
Corporate Obligations	$5,408,000	$4,000	$5,412,000

	$5,408,000	$4,000	$5,412,000

	Available-for-Sale Securities

		Gross Unrealized	Estimated Fair
	Cost	Gains	Value

December 31, 2001
Corporate Obligations	$10,975,000	$23,000	$10,998,000

	$10,975,000	$23,000	$10,998,000

      The amortized cost and estimated fair value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	December 31, 2001

		Estimated
	Cost	Fair Value

Due in one year or less	$10,552,000	$10,573,000
Due after one to four years	423,000	425,000

	$10,975,000	$10,998,000

      The gross realized gains and losses on sales of available-for-sale securities, which are included in investment income, are as follows:

	Year Ended December 31,

	1999	2000	2001

Gross gains	$5,000	$4,000	$2,000
Gross losses	(2,000)	—	—

Total net realized gains	$3,000	$4,000	$2,000

4. Balance Sheet Information

      Prepaids and other current assets consist of the following:

	December 31,

	2000	2001

Investment income and grant revenue receivable	$323,000	$401,000
Contract revenue receivable	125,000	189,000
Prepaid expenses	59,000	117,000

	$507,000	$707,000

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Balance Sheet Information (continued)

      Property and equipment consist of the following:

	December 31,

	2000	2001

Furniture and equipment	$1,178,000	$1,392,000
Leasehold improvements	219,000	309,000

	1,397,000	1,701,000
Less accumulated depreciation and amortization	(431,000)	(717,000)

	$966,000	$984,000

      Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was $224,000, $207,000 and, $286,000, respectively.

      Accounts payable and accrued liabilities consist of the following:

	December 31,

	2000	2001

Trade accounts payable	$935,000	$1,341,000
Directors deferred compensation	60,000	132,000
Miscellaneous accrued liabilities	9,000	2,000

	$1,004,000	$1,475,000

5. Additional Statement of Operations Information

      As a result of the events described in Note 1, the Company is presenting additional information related to the operations of Cytel and Epimmune. As of July 1, 1999, Cytel and Epimmune merged.

	Consolidated Statement of Operations
	Year ended December 31, 1999

	Cytel		Consolidating
	Corporation	Epimmune Inc.	Entries	Total

Revenues:
Research and development	$500,000	$2,000,000	$—	$2,500,000
Research grants and other income	25,000	1,643,000	—	1,668,000

Total revenues	525,000	3,643,000	—	4,168,000
Costs and expenses:
Research and development	3,042,000	5,674,000	—	8,716,000
General and administrative	870,000	1,638,000	—	2,508,000
Restructuring costs	2,707,000	—	—	2,707,000
Write-off of in-process technology	—	3,154,000	—	3,154,000

Total costs and expenses	6,619,000	10,466,000	—	17,085,000

Loss from operations	(6,094,000)	(6,823,000)	—	(12,917,000)
Minority interest in net loss of consolidated subsidiary	—	—	523,000	523,000
Interest (expense) income	(44,000)	411,000	—	367,000
Other income (expense), net	550,000	(6,000)	—	544,000
Gain (loss) on sales and disposal of assets	3,296,000	(78,000)	—	3,218,000

Net loss	$(2,292,000)	$(6,496,000)	$523,000	$(8,265,000)

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Stockholders’ Equity

     Preferred stock

      As of December 31, 2001, the Company had 10,000,000 preferred shares authorized and 859,666 shares of Series S Preferred and 549,622 shares of Series S-1 Preferred issued and outstanding. The Series S and Series S-1 Preferred is convertible into common stock at the option of the holder or will automatically convert upon the closing of a financing in which the Company receives gross proceeds of at least $15,000,000. The number of common shares into which such Series S and Series S-1 Preferred will convert is determined by dividing the original issue price by the then conversion price. The conversion price of the Series S Preferred is adjusted for any sales of securities below the then conversion price while the Series S-1 Preferred conversion price is fixed. As of December 31, 2001, the Series S Preferred conversion price was $5.7611 and the Series S-1 Preferred conversion price was $7.0958. As of December 31, 2001, the Series S Preferred would convert into 1,058,826 shares of common stock and the Series S-1 Preferred would convert into 549,622 shares of common stock. The Company cannot pay dividends on any common stock if any of the Series S or Series S-1 Preferred stock is outstanding unless such dividend is also paid on the Preferred stock on an as-converted basis. The Series S and Series S-1 Preferred shares have a liquidation preference over the common stock of the Company which was equal to $10,000,000 at December 31, 2001.

     Stock issuances

      During 2001, the Company sold and issued the following securities which were not registered under the Securities Act of 1933, as amended, or the Securities Act:

      In July 2001, pursuant to the terms of a securities purchase agreement, and in connection with a license and collaboration agreement, the Company issued 1,154,797 shares of common stock to Genencor International, Inc. for net proceeds of $4.6 million. Genencor also has the right to acquire up to 500,000 additional shares of common stock in connection with the agreement. The purchase right is exercisable the date of the filing of an Investigational New Drug Application covering a collaboration product between the Company and Genencor and expires 30 days following such filing. The purchase right has an exercise price equal to the lesser of the closing price on the NASDAQ one day before the exercise date or $6.05. No value has been recorded in connection with the purchase right as of December 31, 2001.

      In December 2001, pursuant to the terms of a share purchase agreement, the Company issued 2,000,000 shares of common stock to a group of accredited investors at a purchase price of $2.50 per share. The Company received net proceeds of $4.9 million.

     Stock warrants

      In June 1999, September 1999 and May 2000, the Company issued warrants to purchase 235,200, 5,804 and 4,960 shares, respectively, of Common Stock with an exercise price of $1.875 to former officers of Cytel. The warrants were issued in connection with severance agreements and were recorded at their fair value on the date of grant. The expense associated with the issuance of the warrants was included as part of the restructuring charge. The warrants issued in June and September 1999 will expire June 2003, and the warrants issued in May 2000 will expire May 2004.

     Employee stock purchase plan

      In October 1991, Cytel adopted an Employee Stock Purchase Plan (the “ESPP”) whereby employees, at their option, could purchase shares of Cytel common stock through payroll deductions at the lower of 85% of the fair market value on the plan offering date or 85% of the fair market value of the

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Stockholders’ Equity (continued)

common stock at the purchase date. The ESPP was terminated in July 1999. As of the termination date of the ESPP, 85,558 shares of common stock had been issued under the Stock Plan.

      In March 2001, the Company reserved 300,000 shares of common stock upon the adoption of the Employee Stock Purchase Plan (the “Purchase Plan”) whereby employees, at their option, could purchase annually up to 5,000 shares of Epimmune common stock through payroll deductions at the lower of 85% of the fair market value on the plan offering date or 85% of the fair market value of the common stock at the purchase date. As of December 31, 2001, 28,604 shares of common stock had been issued under the Purchase Plan.

     Directors’ deferred compensation plan

      Under the Directors’ Deferred Compensation Plan, participating directors may elect on an annual basis, to defer all of their cash compensation, for service on the Company’s board, in a deferred compensation account pursuant to which the deferred fees are credited in the form of share units having a value equal to shares of the Company’s common stock (“Share Units”), based on the market price of the stock at the time the deferred fees are earned. The Company will continue to credit Share Units to the participants’ deferred compensation accounts on a quarterly basis. When a participant ceases serving as a director, the participant shall be entitled to receive the value of his or her account either in a single lump-sum payment or in equal annual installments, as determined by the Company in its sole discretion. No participant entitled to receive a payment of benefits shall receive payment in the form of the Company’s common stock.

     Stock plans

          1989 Stock Plan

      In November 1989, Cytel adopted a Stock Plan (the “Plan”), under which options may be granted to employees, directors, consultants or advisors of Cytel. The Plan provided for the grant of both incentive stock options and nonstatutory stock options. The exercise price of an incentive stock option is not less than the fair market value of the common stock on the date of grant. The exercise price of nonstatutory options is not less than 85% of the fair market value of the common stock on the date of grant. No options granted under the Plan have a term in excess of ten years from the date of grant. Shares and options issued under the Plan vest over varying periods of one to six years. Effective June 9, 2000 with the approval of the Company’s 2000 Stock Plan, the Plan was discontinued resulting in cancellation of remaining available shares, and any shares granted under the Plan that in the future are cancelled or expire will not be available for re-grant. As of December 31, 2001, options to purchase 513,938 shares of common stock were outstanding under the 1989 Plan.

          1997 Stock Plan

      In December 1997, Epimmune adopted a Stock Plan (“Epimmune Stock Plan”), under which options were granted to employees, directors, and consultants of Epimmune Inc. The Epimmune Stock Plan provided for the grant of both incentive stock options and nonstatutory stock options. The exercise price of an incentive stock option was not less than the fair market value of the common stock on the date of grant. The exercise price of nonstatutory options was not less than 85% of the fair market value of the common stock on the date of grant. No options granted under the Epimmune Stock Plan have a term in excess of ten years from the date of grant. Options issued under the Epimmune Stock Plan vest over varying periods of one to four years. Effective with the Exchange Transaction, the Company assumed 423,283 options granted under the Epimmune Stock Plan. Options that terminate will not be available for

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Stockholders’ Equity (continued)

future grant. As of December 31, 2001, options to purchase 214,252 shares of common stock were outstanding under the Epimmune Stock Plan.

          2000 Stock Plan

      In June 2000, the Company adopted a Stock Plan (“2000 Stock Plan”), and reserved 700,000 shares for issuance under the plan. Options under the plan may be granted to employees, directors, consultants or advisors of Epimmune. The 2000 Stock Plan provides for the grant of both incentive stock options and nonstatutory stock options. The exercise price of an incentive stock option is not less than the fair market value of the common stock on the date of the grant. The exercise price of nonstatutory options is also not less than the fair market value of the common stock on the date of grant. No options granted under the 2000 Stock Plan have a term in excess of ten years from the date of grant. Options issued under the 2000 Stock Plan may vest over varying periods of up to four years. On December 4, 2001 the Board of Directors of Epimmune approved increasing the number of shares reserved for issuance under the 2000 Stock Plan by 500,000 shares. As of December 31, 2001, options to purchase 811,424 shares of common stock were outstanding and 388,576 shares were available for future grant under the 2000 Stock Plan.

          Stock option repricing

      In June 1998, the stockholders approved an Option Exchange Program for certain options under the Plan. These options vest over a six-year period in accordance with a schedule developed by management, in conjunction with the State of Wisconsin Investment Board, a major stockholder of the Company. On the date of approval, all current employees were eligible to participate; however, options granted to outside directors and consultants to the Company were excluded from the exchange. There were 546,962 options eligible for participation, of which 303,145 options were repriced. The effective exchange price was $10.7188. Eligible employees who elected to participate forfeited a total of 42,879 shares. These shares were permanently canceled and not returned to the Plan for future grant. The Option Exchange Program imposes restrictive vesting provisions. If the holder exercises vested options before the sixth year, then the remaining unvested options do not vest until the end of the sixth year, at which time all remaining shares will be fully vested.

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Stockholders’ Equity (continued)

      The following table summarizes stock option activity under all stock option plans for the three years ended December 31, 2001:

		Weighted
	Shares	Average Price

Balance at December 31, 1998	558,258	$13.88
Granted	453,754	3.38
Assumed from Epimmune	423,283	0.27
Exercised	(25,023)	0.40
Cancelled	(355,910)	12.36

Balance at December 31, 1999	1,054,362	4.76
Granted	120,500	6.24
Exercised	(98,398)	0.31
Cancelled	(61,432)	9.23

Balance at December 31, 2000	1,015,032	5.10
Granted	786,000	2.65
Exercised	(27,753)	0.40
Cancelled	(233,665)	4.21

Balance at December 31, 2001	1,539,614	$4.07

      As of December 31, 2001, 388,576 shares are available for future issuance under the 2000 Stock Plan. The following is a summary of the options outstanding under all of the Company’s stock option plans as of December 31, 2001:

					Weighted
		Weighted			Average
		Average	Weighted		Exercise Price of
	Options	Remaining Life	Average	Options	Options
Range of Exercise Prices	Outstanding	in Years	Exercise Price	Exercisable	Exercisable

$0.16 - $2.50	300,776	5.96	$0.96	215,418	$0.35
$2.56 - $2.85	639,424	9.25	2.63	136,064	2.60
$3.05 - $6.00	420,584	8.20	3.94	188,386	3.94
$10.50 - $42.88	178,830	3.01	14.70	169,294	14.82

Total	1,539,614			709,162

Weighted averages		7.60	$4.07		$5.19

      Adjusted pro forma information regarding net income or loss is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair-value method of that Statement. The fair value for these options was estimated at the date of grant using the “Black-Scholes” method for option pricing with the following weighted average assumptions for 1999, 2000 and 2001: risk-free interest rates of 6%; dividend yield of 0; and a weighted average expected life for all options of six years. The volatility factor assumptions of the expected market price of the Company’s common stock were 135%, 142%, and 139% for 1999, 2000, and 2001, respectively.

      For purposes of adjusted pro forma disclosures, the estimated fair value of the option is amortized to expense over the option’s vesting period. The effects of applying SFAS 123 for pro forma information is

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Stockholders’ Equity (continued)

not likely to be representative of the effects on pro forma income/ (loss) in future years. The Company’s adjusted pro forma information is as follows:

	1999	2000	2001

Pro forma net loss	$(11,225,000)	$(5,227,000)	$(3,391,000)
Pro forma net loss per share	$(2.13)	$(0.75)	$(0.40)

      The weighted average fair value of options granted during 1999, 2000 and 2001 was $3.02, $5.86 and $2.47, respectively.

      In March 1993, the Company adopted a Stockholder Rights Plan. The Plan provides for the distribution of a preferred stock purchase right (“Rights”) as a dividend for each share of the Company’s common stock held as of the record date at the close of business on April 8, 1993. Under certain conditions involving an acquisition by any person or group of 15% or more of the common stock, the Rights permit the holders (other than the 15% holder) to purchase one one-hundredth of a share of Series A Preferred Stock at a price of $80 per one one-hundredth of a preferred share per Right. Each one one-hundredth of a share of preferred stock has rights, privileges and preferences which make its value approximately equal to the value of a common share. In addition, in the event of certain business combinations, the Rights permit the purchase of the common stock of an acquirer at a 50% discount. Under certain conditions, the Rights may be redeemed by the Board of Directors at a price of $.01 per Right. The Rights have no voting privileges and are attached to and automatically trade with the Company’s common stock. The Rights will expire on March 19, 2003.

      On January 16, 2001, the Company entered into an employment agreement with Dr. Emile Loria for the position of President and Chief Executive Officer. Dr. Loria was elected to the Company’s Board of Directors.

      Also on January 16, 2001, the Company entered into a Restricted Stock Purchase agreement with Dr. Loria for the purchase of 1,056,301 common shares at $2.50 per share. The shares vest daily over a four-year period and unvested shares are subject to a repurchase option in favor of the Company. As of December 31, 2001, 803,251 shares were subject to the repurchase option. A promissory note with an interest rate of 5.61% was issued for the purchase price of the shares, which note is secured by the shares issued to Dr. Loria. Principal and interest under the promissory note will be due and payable four years from the date of the note. The Company is recording monthly compensation expense related to the shares sold to Dr. Loria based on the provisions of EITF 95-16, “Accounting for Stock Compensation Arrangements with Employer Loan features under APB 25.” For the year ended December 31, 2001, the Company recorded $127,000 of compensation expense and as of December 31, 2001, had $402,000 of deferred compensation expense related to unvested shares on its balance sheet. The Company will continue to record compensation expense based on the difference between the exercise price and current fair market value of the vested shares until the note is paid off.

      The Company is also recording compensation expense related to the below market interest rate the promissory note bears. For the year ended December 31, 2001, the Company recorded $95,000 of compensation expense related to the note and as of December 31, 2001, had $302,000 of accrued, deferred compensation expense which it will recognize monthly until the note matures in January 2005.

7. Equipment Loans and Notes Payable

      In August 1998, Epimmune entered into a $1,150,000 loan and security agreement, as amended for capital equipment purchases and certain tenant improvements. These funds were used primarily for enhancement and upgrades of our scientific information management systems databases. Total advances

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Equipment Loans and Notes Payable (continued)

under the credit line totaled $750,000 and $366,000 at December 31, 1999 and 2000, respectively. The capital equipment financed secures all borrowings. The terms of the credit line contain a financial covenant requiring the Company to maintain minimum liquidity equal to nine months cash burn, which the Company was in compliance with at December 31, 2001.

      Equipment loans and notes payable consist of the following:

	December 31,

	2000	2001

Equipment loan payable in monthly installments of principal and interest of $23,600, at 9.25% interest, due August 2002	$436,000	$182,000
Equipment loan payable in monthly installments of principal and interest of $14,600, at 9.44% interest, due March 2003	366,000	206,000

	$802,000	$388,000

      Future annual principal payments on equipment loans and notes payable are as follows at December 31, 2001:

2002	$345,000
2003	43,000

$388,000

8. Commitments

      The Company leases its office and research facility under an operating lease that expires in March 2009. Under this operating lease, the Company pays taxes, insurance and maintenance expenses related to the premises. Epimmune’s facility lease requires a letter of credit of $472,000 to secure the performance of the Company’s lease obligation and is reflected as restricted cash.

      Rent expense for the years ended December 31, 1999, 2000 and 2001 was $1.7 million, $582,000 and $582,000, respectively.

      Future minimum lease payments under operating leases at December 31, 2001 are as follows:

Operating
Year	Leases

2002	$551,000
2003	568,000
2004	585,000
2005	602,000
2006	620,000
Thereafter	1,462,000

Total minimum lease payments	$4,388,000

9. Revenues Under Collaborative Research and Development Agreements

     G.D. Searle & Co.

      In September 1997, Searle purchased 317,460 shares of Cytel common stock for $5.0 million. Cytel transferred $6.5 million in cash and $1.5 million in other assets to capitalize Epimmune.

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Revenues Under Collaborative Research and Development Agreements (continued)

      In February 1998, Epimmune entered into a collaborative research and development agreement with Searle to develop immune-stimulating products for the treatment of cancer. Under the terms of the agreement, Epimmune has granted Searle exclusive worldwide rights to its epitope and PADRE technologies in the cancer field, excluding rights previously granted to Takara Shuzo Co., Ltd. Biomedical Group (Takara) for the ex vivo treatment of cancer in Japan. As part of the February 1998 agreement, Searle purchased 1,032,149 shares of Epimmune’s Series B convertible preferred stock for $6.1 million and 659,898 shares of Cytel’s Series B convertible preferred stock for $3.9 million. Cytel simultaneously purchased 659,898 shares of Epimmune’s Series B-1 convertible preferred stock for $3.9 million.

      In July 1999, as a result of the Exchange Transaction, the Company transferred all of the outstanding shares of Epimmune’s Series B-1 Preferred Stock then held by Cytel to Searle in exchange for all of the outstanding shares of Cytel’s Series B Preferred Stock, and issued 859,666 shares of Cytel’s Series S Preferred Stock and 549,622 shares of Cytel’s Series S-1 Preferred Stock to Searle in exchange for all outstanding shares of Epimmune’s Series B Preferred Stock and Series B-1 Preferred Stock.

      In August 1999, the Company received a $2.0 million milestone payment as a result of Searle’s acceptance of a lead product candidate for breast, lung and colorectals.

      In November 2000, the Company was notified by Pharmacia, that following the merger between Pharmacia and Monsanto, the parent of Searle, they would not continue funding their cancer vaccine program. The Company has now implemented an orderly conclusion to the collaboration and transfer of applicable materials and documentation from Pharmacia and is now internally proceeding with the cancer program. As of December 31, 2001, Pharmacia owned 2.6% of the outstanding common stock of the Company and all of the preferred stock.

     Takara Shuzo Co., Ltd

      Under two agreements with Takara, which were assigned to Epimmune in October 1997, Epimmune’s technology is being applied to fungal disease targets and ex vivo cellular therapy for the treatment of cancer. Under the anti-fungal collaboration initiated in June 1994, Takara obtained rights to any anti-fungal products resulting from the collaboration for commercialization in Japan. Epimmune has the right to develop products in North America, and the companies share rights in the rest of the world. Research in the anti-fungal field, using Epimmune technology is now being conducted independently by Takara in Japan. Under the ex vivo cellular therapy collaboration initiated in October 1994, Takara obtained rights to Epimmune’s technology relevant to the development of ex vivo cellular therapies for the treatment of cancer in Japan. Takara will make payments upon achievement of certain clinical milestones and pay royalties to Epimmune on sales from products resulting from the collaboration under both agreements, if any products are developed and commercialized.

     Elan Corporation, plc

      In July 1998, Cytel entered into an exclusive sublicense and option agreement with Elan International Services Ltd. (Elan), a subsidiary of Elan Corporation, plc., granting Elan rights to patents involving use of antibodies that bind VLA-4 integrin for the treatment of inflammatory conditions. In connection with this agreement, which included the grant of an exclusive sublicense, Elan made a $4.0 million equity investment in Cytel, based on the fair value of the stock, of which $2.6 million was allocated to the purchase price of 285,714 shares of the Company’s common stock and $1.4 million was allocated to the rights granted under the exclusive sublicense and option agreement. In addition, Elan has an option to enter into a nonexclusive sublicense for patent rights to other VLA-4 blocking compounds.

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Revenues Under Collaborative Research and Development Agreements (continued)

      In June 1999, Cytel entered a further agreement eliminating milestone obligations under the July 1998 agreement. Under the terms of the agreement, Cytel received $0.5 million, which was recorded as other income.

      In April 2001, the Company entered into a license and option agreement with Elan which gives Elan an exclusive license to use and evaluate the Company’s PADRE technology in animal studies and Phase I clinical trials for prevention and treatment of neurodegenerative conditions including Alzheimer’s Disease. Elan also has the right to negotiate an exclusive license for continued development and commercialization of products using the technology in that field. In connection with the agreement, the Company received an upfront license fee, which the Company recognized as revenue upon receipt.

     Nexell Therapeutics Inc.

      In March 2001, the Company entered into a license agreement with Nexell Therapeutics Inc. granting Nexell a non-exclusive license to certain cancer antigens and associated technology for use in ex vivo cell therapy. In connection with the agreement, the Company received an upfront license fee, half of which was paid on signing and half of which was paid four months after signing. The revenue for the license fee was recognized during 2001 as the Company had no on-going obligations. The Company is entitled to receive milestone and royalty payments on product sales, if any products are developed.

     Pharmexa A/S

      In June 2001, the Company entered into a license agreement with Pharmexa A/S granting Pharmexa a non-exclusive license to the Company’s PADRE technology for use in connection with Pharmexa’s AutoVacTM technology for controlling autoimmune diseases. In connection with the agreement, the Company received an upfront license fee and is also entitled to receive milestone and royalty payments on product sales, if any products are developed. The upfront license fee was recognized as revenue during 2001 as the Company had no on-going obligations.

     Genencor International, Inc.

      In July 2001, the Company entered into license, development and securities purchase agreements with Genencor International, Inc. Pursuant to those agreements, the Company exclusively licensed to Genencor its PADRE and epitope technologies for vaccines to treat or prevent hepatitis B, hepatitis C and human papilloma virus. Genencor will also fund research and development activities on those programs at Epimmune for 30 months, made an initial ten percent equity investment in Epimmune and, if certain conditions are met, has the right to acquire up to 500,000 additional shares of Epimmune common stock. In connection with the license agreement, Genencor paid the Company an upfront license fee and will also pay the Company pre-commercialization milestone and royalty payments on product sales, if any products are developed. The license fee is being amortized into revenue over the life of the agreement.

     Biosite Incorporated

      In August 2001, the Company entered into a license agreement with Biosite Incorporated granting Biosite a non-exclusive license to the Company’s PADRE technology for use in connection with Biosite’s antibody technology which can be used to determine a new molecule’s function and its utility as a target for diagnostic or therapeutic products. In connection with the agreement, the Company received an upfront license fee, which was recognized as revenue during 2001 as the Company had no on-going obligations.

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Revenues Under Collaborative Research and Development Agreements (continued)

     Anosys Inc.

      In August 2001, the Company entered into a license agreement with Anosys Inc., formerly AP Cells, granting Anosys a non-exclusive license to certain cancer antigens and associated technology for use in ex vivo cell therapy. In connection with the agreement, the Company received an upfront license fee, which was recognized as revenue during 2001 as the Company had no on-going obligations. The Company is also entitled to receive milestone and royalty payments on product sales, if any products are developed.

     Bavarian Nordic A/S

      In November 2001, the Company entered into a collaboration agreement with Bavarian Nordic A/S to combine its technology and expertise in the fields of T cell epitope identification and vaccine design with Bavarian Nordic’s vaccine delivery technology and manufacturing expertise to develop vaccines for the treatment or prevention of HIV infection. The Company did not record revenue on Bavarian Nordic during 2001.

10. Income Taxes

      Significant components of the Company’s deferred tax assets as of December 31, 2000 and 2001 are shown below. A valuation allowance of $59,895,000 at December 31, 2000 and $61,037,000 at December 31, 2001 has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

	2000	2001

Deferred tax liabilities:
Patents expensed for tax	$(832,000)	$(834,000)

Total deferred tax liabilities	(832,000)	(834,000)
Deferred tax assets:
Capitalized research expenses	833,000	670,000
Net operating loss carryforwards	50,797,000	51,610,000
Research and development credits	8,949,000	8,497,000
Other, net	148,000	1,094,000

Total deferred tax assets	60,727,000	61,871,000
Valuation allowance for deferred tax assets	(59,895,000)	(61,037,000)

Net deferred tax assets	$—	$—

      At December 31, 2001, the Company has federal and California net operating loss carryforwards of approximately $130,731,000 and $101,815,000, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California tax purposes and expiration of the California tax loss carryforwards. The federal tax loss carryforwards will begin expiring in 2003, unless previously utilized. The California tax loss carryforwards will continue to expire in 2001. The Company also has federal and California research and development tax credit carryforwards of $6,595,000 and $2,925,000, respectively. The federal research and development tax credit carryforwards will begin expiring in 2003 unless previously utilized.

      Pursuant to Internal Revenue Code Sections 382 and 383, the annual use of the Company’s net operating loss and credit carryforwards will be limited because of greater than 50% cumulative changes in

EPIMMUNE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Income Taxes (continued)

ownership which occurred during 1989 and 1994. However, the Company believes that these limitations will not have a material impact on the financial statements.

11. 401(k) Plan

      The Company has a defined contribution plan, the Epimmune Inc. 401(k) Plan, which covers all full-time employees of the Company. This plan allows each eligible employee to voluntarily make pre-tax deferred salary contributions. The Company may make contributions in amounts as determined by the Board of Directors. The Company did not make any matching contributions for the years ended December 31, 1999, 2000 and 2001.

12. Unaudited Quarterly Financial Information

      The following tables present unaudited quarterly financial information, for the eight quarters ended December 31, 2001. We believe this information reflects all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period (in millions, except per share data):

Year Ended December 31, 2000	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Revenues	$0.3	$0.4	$0.5	$0.4
Income (loss) from operations	(1.8)	(1.6)	(1.6)	(1.9)
Net income (loss)	(0.7)	(1.5)	(1.5)	(1.0)
Basic net income (loss) per share	(0.11)	(0.21)	(0.21)	(0.14)
Diluted net income (loss) per share	(0.11)	(0.21)	(0.21)	(0.14)

Year Ended December 31, 2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Revenues	$0.8	$1.5	$4.3	$1.6
Income (loss) from operations	(1.5)	(0.9)	1.2	(1.8)
Net income (loss)	(1.4)	(0.8)	1.3	(1.7)
Basic net income (loss) per share	(0.19)	(0.10)	0.15	(0.18)
Diluted net income (loss) per share	(0.19)	(0.10)	0.12	(0.18)

EPIMMUNE INC.

UNAUDITED INTERIM FINANCIAL STATEMENT INFORMATION

EPIMMUNE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

September 30,
2002

(unaudited)
Current assets:
Cash and cash equivalents	$11,872,000
Prepaids and other current assets	903,000

Total current assets	12,775,000
Restricted long-term investment	472,000
Property and equipment, net	1,380,000
Patents and other assets	2,887,000

Total Assets	$17,514,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,111,000
Deferred contract revenues	1,519,000
Accrued payroll and related expenses	276,000
Current portion of notes payable	85,000

Total current liabilities	2,991,000
Deferred rent	191,000
Stockholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized, 1,409,288 shares issued and outstanding of Series S and S-1 convertible preferred stock at September 30, 2002. Liquidation preference of $10,000,000 at September 30, 2002	14,000
Common stock, $.01 par value, 25,000,000 shares authorized, 12,134,420 issued and outstanding at September 30, 2002	121,000
Additional paid-in capital	166,441,000
Note receivable held by stockholder	(2,893,000)
Deferred compensation	(228,000)
Accumulated deficit	(149,123,000)

Total stockholders’ equity	14,332,000

Total Liabilities And Stockholders’ Equity	$17,514,000

See accompanying notes.

EPIMMUNE INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited)

	Nine Months Ended
	September 30,

	2002	2001

Revenues
License fees and milestones	$250,000	$3,750,000
Research grants and contract revenue	1,550,000	1,325,000
Related party revenue-Genencor	3,693,000	1,424,000

Total revenues	5,493,000	6,499,000
Costs and expenses:
Research and development	8,709,000	5,287,000
General and administrative	2,025,000	2,443,000

Total costs and expenses	10,734,000	7,730,000

Loss from operations	(5,241,000)	(1,231,000)
Interest income, net	501,000	313,000
Other expense, net	(14,000)	(1,000)

Net loss	$(4,754,000)	$(919,000)

Net loss per share — basic	$(0.42)	$(0.11)

Net loss per share — diluted	$(0.42)	$(0.11)

Shares used in computing net loss per share — basic	11,404,000	8,203,000

Shares used in computing net loss per share — diluted	11,404,000	8,203,000

See accompanying notes.

EPIMMUNE INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For Nine Months Ending September 30, 2002

	Convertible
	Preferred Stock		Common Stock
					Additional
	Shares	Amount	Shares	Amount	Paid-in Capital

Balance at December 31, 2001	1,409,288	$14,000	12,094,757	$121,000	$166,772,000
Equity issuance costs related to December 2001 financing	—	—	—	—	$(14,000)
Issuance of common stock in connection with employee stock purchase plan	—	—	39,663	—	$57,000
Interest on note receivable from employee	—	—	—	—	—
Deferred compensation in connection with the issuance of stock options to employees	—	—	—	—	$(401,000)
Amortization of deferred compensation	—	—	—	—	—
Compensation related to consultant stock options	—	—	—	—	$27,000
Unrealized losses on available-for-sale securities	—	—	—	—	—
Net loss	—	—	—	—	—

Balance at September 30, 2002	1,409,288	$14,000	12,134,420	$121,000	$166,441,000

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Accumulated
				Other	Total
	Note Receivable	Deferred	Accumulated	Comprehensive	Stockholders’	Comprehensive
	From Employee	Compensation	Deficit	Income	Equity	Loss

Balance at December 31, 2001	$(2,641,000)	$(569,000)	$(144,369,000)	$23,000	$19,351,000	$(2,625,000)
Equity issuance costs related to December 2001 financing	—	—	—	—	$(14,000)	—
Issuance of common stock in connection with employee stock purchase plan	—	—	—	—	$57,000	—
Interest on note receivable from employee	$(252,000)	—	—	—	$(252,000)	—
Deferred compensation in connection with the issuance of stock options to employees	—	$267,000	—	—	$(134,000)	—
Amortization of deferred compensation	—	$74,000	—	—	$74,000	—
Compensation related to consultant stock options	—	—	—	—	$27,000	—
Unrealized losses on available-for-sale securities	—	—	—	(23,000)	$(23,000)	$(23,000)
Net loss	—	—	(4,754,000)	—	$(4,754,000)	$(4,754,000)

Balance at September 30, 2002	$(2,893,000)	$(228,000)	$(149,123,000)	$—	$14,332,000	$(4,777,000)

EPIMMUNE INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended
	September 30,

	2002	2001

Operating Activities
Net loss	$(4,754,000)	$(919,000)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Accrued interest on note receivable held by stockholder	(252,000)	—
Depreciation and amortization	565,000	494,000
Stock-based compensation	(32,000)	208,000
Deferred rent	25,000	36,000
Deferred revenue	(789,000)	2,425,000
Loss on disposal of assets	3,000	—
Write-off of abandoned patents	233,000	—
Change in operating assets and liabilities:
Prepaids and other current assets	(196,000)	(413,000)
Accounts payable and accrued liabilities	(364,000)	(144,000)
Accrued payroll and related expenses	54,000	7,000

Net cash (used in) provided by operating activities	(5,507,000)	1,694,000
Investing Activities
Purchases of available-for-sale securities	(1,614,000)	(4,044,000)
Maturities of available-for-sale securities	12,589,000	2,059,000
Purchase of property and equipment	(669,000)	(106,000)
Patents	(705,000)	(440,000)

Net cash provided by (used in) investing activities	9,601,000	(2,531,000)
Financing Activities
Principal payments under equipment notes payable and note payable to bank	(303,000)	(310,000)
Net proceeds from issuance of common stock	43,000	4,638,000

Net cash (used in) provided by financing activities	(260,000)	4,328,000
Increase in cash and cash equivalents	3,834,000	3,491,000
Cash and cash equivalents at beginning of year	8,038,000	4,181,000

Cash and cash equivalents at end of period	$11,872,000	$7,672,000

Supplemental Disclosure Of Cash Flow Information
Interest paid	$19,000	$48,000

Supplemental Disclosures Of Non-Cash Investing And Financial Activities
Unrealized gains/(losses) on available-for-sale securities	$(23,000)	$21,000

Purchase of common stock for stockholder note receivable	$—	$2,641,000

Reversal of deferred compensation on variable equity instruments	$134,000	$—

See accompanying notes.

EPIMMUNE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
September 30, 2002

1. Basis of Presentation

      The interim unaudited condensed consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In management’s opinion, the unaudited information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Interim results are not necessarily indicative of results to be expected for the full year. The financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto included in Epimmune’s (the “Company”) Form 10-K for the year ended December 31, 2001.

      The Company has working capital of $9.8 million and an accumulated deficit of $149.1 million. The Company’s ability to attain profitable operations is dependent upon obtaining sufficient working capital to complete the successful development of its products, FDA approval of its products, achieving market acceptance of such products and achievement of sufficient levels of revenue to support the Company’s cost structure. Management believes that the Company’s existing capital resources will enable the Company to fund operations through mid-2003. Without additional financing, the Company will be required to delay, reduce the scope of or eliminate one or more of its research and development projects and significantly reduce its expenditures on infrastructure. If required, management believes it has the ability to defer or eliminate certain research and development costs and general and administrative expenses to enable the Company to sustain its operations through December 2003.

      Earnings per share (“EPS”) is computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, FAS 128. FAS 128 requires dual presentation of basic and diluted earnings per share. Basic EPS includes no dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period, excluding owned but unvested shares. There were 605,872 and 869,767 owned but unvested shares as of September 30, 2002 and September 30, 2001, respectively. Diluted EPS reflects the potential dilution of securities that could share in our earnings, such as common stock equivalents that may be issuable upon exercise of outstanding common stock options or warrants as well as all shares of preferred stock which may be converted into common stock. Prior to the application of the treasury stock method for options and warrants, common stock equivalents of 3,564,253 and 3,071,760 for the nine months ended September 30, 2002 and 2001 and 3,564,253 for the three months ended September 30, 2002 have been excluded from EPS as the effect is antidilutive.

2. New Accounting Standards

      The FASB has issued SFAS No. 142, Goodwill and Other Intangible Assets, which establishes a new basis for accounting for intangible assets deemed to have indefinite useful lives. Such assets are no longer amortized but are reviewed annually for impairment, or more frequently, if indicators of impairment arise. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. This Statement is required to be adopted by companies for fiscal years beginning after December 15, 2001. The Company adopted the new Statement effective January 1, 2002. There was no impact on the consolidated financial statements as a result of the adoption of this standard.

      The FASB has issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes, with exceptions, SFAS No. 121, Accounting for the Impairment of Long-Lived

EPIMMUNE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 retains the basic indicators of impairment recognition and undiscounted cash-flow measurement model of SFAS No. 121; however, it removes goodwill from the scope of the analysis, as the accounting for goodwill is now subject to the provisions of SFAS Nos. 141 and 142. SFAS No. 144 also provides additional guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale. This Statement is required to be adopted by companies for fiscal years beginning after December 15, 2001. The Company adopted the new Statement effective January 1, 2002. There was no impact on the consolidated financial statements as a result of the adoption of this standard.

3. Executive Stock Purchase Agreement

      On January 16, 2001, the Company entered into an employment agreement with Dr. Emile Loria for the position of President and Chief Executive Officer. Dr. Loria was elected to the Company’s Board of Directors. In connection with the employment agreement, the Company entered into a Restricted Stock Purchase agreement with Dr. Loria for the purchase of 1,056,301 common shares at $2.50 per share. The shares vest daily over a four-year period and unvested shares are subject to a repurchase option in favor of the Company. As of September 30, 2002, 605,872 shares were subject to the repurchase option. A promissory note with an interest rate of 5.61% was issued for the purchase price of the shares, which note is secured by the shares issued to Dr. Loria. Principal and interest under the promissory note will be due and payable four years from the date of the note. As of September 30, 2002, there was $2,893,000 outstanding under the note.

      The Company is recording monthly compensation expense related to the shares sold to Dr. Loria based on the provisions of EITF 95-16, “Accounting for Stock Compensation Arrangements with Employer Loan features under APB 25.” For the three months ended September 30, 2002 and 2001, the Company recorded zero and $54,000 of compensation expense, respectively. For the nine months ended September 30, 2002 and 2001, the Company recorded a benefit of $127,000 and a charge of $129,000 of compensation expense, respectively. The recognition of a benefit or no compensation expense is related to a lower stock price than prior periods for variable stock equity instruments. The Company will continue to record compensation expense based on the difference between the exercise price and current fair market value of the vested shares until the note is paid off.

      The Company is also recording compensation expense related to the below market interest rate the promissory note bears. For the three months ended September 30, 2002 and 2001, the Company recorded $25,000 of compensation expense in each period related to the note. For the nine months ended September 30, 2002 and 2001, the Company recorded $74,000 and $70,000 of compensation expense, respectively, related to the note. As of September 30, 2002, the Company had $228,000 of accrued, deferred compensation expense that it will recognize monthly until the note matures in January 2005.

4. Rhein Biotech

      In January 2002, the Company entered into a research agreement with Rhein Biotech to combine its PADRE® technology with Rhein Biotech’s vaccine technologies to improve existing vaccines and develop new vaccines. The Company has not recorded any revenue on this agreement to date.

5. Genencor Program Milestone

      In January 2002, the Company announced the achievement of a preclinical milestone in its collaboration with Genencor International, Inc. Epimmune, along with Genencor, identified an epigene clinical product candidate for the lead program in the collaboration, a therapeutic hepatitis B vaccine. In connection with the achievement of the milestone, the Company received a payment from Genencor,

EPIMMUNE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which was recognized as revenue in the first quarter of 2002. In addition, the Company is also receiving ongoing funding from Genencor for funded research and development. Both the milestone payment and the ongoing funding are included in related party revenue in the accompanying condensed consolidated statements of operations.

6. HIV Phase I/ II Clinical Trials

      The Company commenced its phase I/II clinical trial of its EP HIV-1090 therapeutic, multi-epitope vaccine in HIV-1-infected patients in September 2002. The initial phase I/II trial is a double-blind, placebo-controlled, dose escalation study and will include approximately 40 patients. The primary objective of this study is to determine the safety and the immunogenicity of the vaccine as measured by the quantity and breadth of CTLs generated. Completion of the phase I/II trial and final data are expected in the second quarter of 2004.

7. Aventis Pasteur

      In July 2002, the Company entered into an evaluation and license option agreement with Aventis Pasteur Limited, which gives Aventis, for a limited period of time, the right to exercise its option to license from Epimmune certain epitopes from two cancer associated antigens. Aventis Pasteur will evaluate the epitopes for possible integration into its pox virus therapeutic cancer vaccine program. In the event Aventis Pasteur exercises its rights under the agreement, it will have an exclusive license to use the epitopes in connection with its proprietary pox virus delivery system in several cancer fields. Epimmune received an evaluation license fee which is being amortized into revenue over the evaluation period. The Company is further entitled to receive a license fee if Aventis Pasteur exercises its option. In the event Aventis exercises its option, the Company would then negotiate and enter into a license agreement and may be entitled to receive commercialization milestone payments and royalties on product sales if Aventis Pasteur develops products using the Epimmune technology.

8. Subsequent Events

      In October 2002, Epimmune entered into an evaluation and license option agreement with Immuno-Designed Molecules, S.A. for certain cancer antigens for use in IDM’s ex vivo cancer therapy program. Under the terms of the agreement, IDM will have 120 days from the date of the option agreement to evaluate the epitopes and exercise its option to license certain patented and non-patented rights to Epimmune’s universal cancer epitope packages for use in ex vivo cancer therapy. In the event that IDM exercises its rights under the agreement, it will have a non-exclusive license to use the epitopes in connection with its DendritophageTM ex-vivo technology. Epimmune received an evaluation license fee which will be amortized into revenue over the 120 day evaluation period. The Company is further entitled to receive a license fee if IDM exercises its option. In the event IDM exercises its option, the Company would then negotiate and enter into a license agreement and may be entitled to receive commercialization milestone payments and royalties on product sales if IDM develops products using the Epimmune technology.

      In October 2002, Epimmune was awarded a contract from the National Institute of Allergy and Infectious Diseases, or NIAID, National Institutes of Health, or NIH, to conduct research and development aimed at developing a malaria vaccine. The award is part of the NIAID’s Millennium Vaccine Initiative that solicits vaccine technology from the private sector to accelerate the development of effective vaccines for malaria and tuberculosis. The program is composed of a Phase A feasibility study and an option for a Phase B development program for a total potential value of $3.5 million over five-years. The Company will work with investigators at the Naval Medical Research Center on the program.

EPIMMUNE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In October 2002, Epimmune and Genencor International, Inc. extended their collaboration focused on the development of vaccines to treat or prevent hepatitis C virus, hepatitis B virus and human papilloma virus. The initial collaboration had a term through September 2003 and was extended to September 2004.

      In October 2002, Alessandro D. Sette, Ph.D., Vice President and Chief Scientific Officer of Epimmune tendered his resignation, effective October 31, 2002, to pursue academic research and we entered into a Separation Agreement with Dr. Sette. Dr. Sette has also agreed to perform certain consulting services for Epimmune for a year after his separation date.

      In October 2002, the Company amended its existing license with Valentis, Inc. and entered into another license pursuant to which the Company licensed gene delivery technology on a nonexclusive basis from Valentis for preventative and therapeutic DNA vaccines against cancer. In connection with both licenses, the Company paid an upfront fee and will make payments to Valentis upon achievement of certain clinical milestones and pay royalties on sales of any product incorporating Valentis technology.

Through and including             , 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as placement agents and with respect to their unsold allotments or subscriptions.

7,250,000 Shares

Common Stock

PROSPECTUS

Punk, Ziegel & Company

                    , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The following table sets forth all expenses payable, other than the placement agent fees and commissions, by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

SEC Registration fee	$684
NASD filing fee	1,243
Nasdaq Stock Market Listing Application fee	218
Blue sky qualification fees and expenses	2,000
Printing and engraving expenses	35,000
Legal fees and expenses	150,000
Accounting fees and expenses	60,000
Miscellaneous	25,855

Total	$275,000

Item 14. Indemnification of Directors and Officers

      The Registrant’s Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by applicable law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are (or are threatened to be) made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ or officers’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability pursuant to Section 174 of the DGCL, for breach of the director’s duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omission that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

      The Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder

      At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

      The Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

      Set forth below is information regarding our sales of unregistered securities since January 1, 1999. These issuances were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as transactions by an issuer not involving any public offering.

•	In December 2001, pursuant to the terms of a share purchase agreement, the Company issued and sold shares of the Company’s Common Stock for an aggregate purchase price of $5,000,000 in a private financing to a group of accredited investors at a purchase price of $2.50 per share.

•	In July 2001, pursuant to the terms of a securities purchase agreement and in connection with a license and collaboration agreement, the Company issued 1,154,797 shares of common stock to Genencor International, Inc. for net proceeds of $4.6 million. Genencor also has the right to acquire up to 500,000 additional shares of common stock in connection with the agreement. The purchase right is exercisable the date of the filing of an Investigational New Drug Application covering a collaboration product between the Company and Genencor and expires 30 days following such filing. The purchase right has an exercise price equal to the lesser of the closing price on the NASDAQ one day before the exercise date or $6.05.

•	In January 2001, the Company sold Dr. Loria 1,056,301 shares of common stock at a purchase price of $2.50 per share, the closing price of the common stock on the Nasdaq National Market on the date of purchase. The shares are subject to vesting in equal daily installments during the four-year period following the date of purchase, and the Company has a right to purchase any unvested shares at the purchase price paid by Dr. Loria in the event of termination of Dr. Loria’s service to the Company. Dr. Loria issued the Company a promissory note for $2,641,000, the aggregate purchase price of the shares, which is secured by a pledge of the shares.

•	In October 2000, pursuant to the terms of a Common Stock Purchase Agreement, the Company issued and sold 500,000 shares of the Company’s Common Stock to Peter Allard at a per share price of $4.00, for an aggregate purchase price of $2,000,000.

•	In June 1999, September 1999 and May 2000, the Company issued warrants to purchase 235,200, 5,804 and 4,960 shares, respectively, of Common Stock with an exercise price of $1.875 to former officers of Cytel. The warrants were issued in connection with severance agreements and were recorded at their fair value on the date of grant. The expense associated with the issuance of the warrants was included as part of the restructuring charge. The warrants issued in June and September 1999 will expire June 2003, and the warrants issued in May 2000 will expire May 2004.

Item 16. Exhibits and Financial Statement Schedules

      The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a) List of Exhibits

Exhibit
Number	Description of Document

1.1	Placement Agency Agreement between Epimmune and Punk, Ziegel & Company.
3.1	Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on December 2, 1991.(1)
3.2	Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of Delaware on April 2, 1993.
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of the State of Delaware on July 5, 1995.
3.4	Certificate of Increase of Series A Junior Participating Preferred filed with the Secretary of State of the State of Delaware on July 5, 1995.
3.5	Certificate of Increase of Series A Junior Participating Preferred Stock filed with the Secretary of State on July 2, 1998.(5)
3.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 2, 1998.(5)
3.7	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on November 12, 1998.(6)
3.8	Certificate of Designations of the Series S and Series S-1 Preferred Stock filed with the Secretary of State of the State of Delaware on June 29, 1999.(8)
3.9	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 1, 1999.
3.10	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on September 23, 1999.(10)
3.11	Certificate of Decrease of Series A Junior Participating Preferred Stock filed with the Secretary of State of Delaware on September 23, 1999.(10)
3.12	Amended and Restated Bylaws of the Registration.(19)
3.13	Rights Agreement dated March 19, 1993 between Registrant and American Stock Transfer & Trust Company, as amended on June 29, 1999, February 15, 2000, July 9, 2001 and December 18, 2001.(19)
4.1	Reference is made to Exhibits 3.1 through 3.13.
4.2	Specimen certificate of the Common stock.(1)
5.1	Opinion of Cooley Godward LLP.(j)
10.1	Form of Indemnification Agreement entered into between Epimmune and its directors and officers.(1)
10.2	Registrant’s 1989 Stock Plan, as amended through June 12, 1998 (the “1989 Plan”).(5)
10.3	Forms of Incentive Stock Option Agreement under the 1989 Plan.(1)
10.4	Form of Nonstatutory Stock Option Agreement under the 1989 Plan.(1)
10.5	Research Agreement, between Epimmune and The Scripps Research Institute, formerly Scripps Clinic and Research Foundation (“Scripps”), dated as of September 1, 1990, as amended August 5, 1991 (with certain confidential portions deleted).(1)(A)

Exhibit
Number	Description of Document

10.6	License Agreement, between Epimmune and Scripps, dated as of September 23, 1991 (with certain confidential portions deleted).(1)(A)
10.7	Research and Option Agreement, between Epimmune and Scripps, dated October 1, 1991 (with certain confidential portions deleted).(1)(A)
10.8	Amendment to License Agreement between Epimmune and Scripps dated as of June 17, 1992 (with certain confidential portions deleted).(I)(B)
10.9	Registrant’s 1994 Non-Employee Directors’ Stock Option Plan, as amended through June 12, 1998.(5)
10.10	Second Amendment to License Agreement between Epimmune and Scripps dated as of June 17, 1992 (with certain confidential portions deleted).(I)(B)
10.11	Directors’ Deferred Compensation Plan, effective as of March 17, 1995, as amended September 20, 1996 and July 13, 1999.
10.12	Lease Agreement between Epimmune, Inc. and Nexus Equity LLC VIII, dated as of November 1, 1998, as amended February 1, 1999.(7)
10.13	Preferred Stock Exchange Agreement, dated July 1, 1999, by and between the Company and G.D. Searle & Co.(8)
10.14	Investor Rights Agreement, dated as of July 1, 1999, by and between the Company and G.D. Searle & Co.(8)
10.15	Letter agreement between Epimmune and Dr. Robert W. Chesnut regarding severance benefits dated February 5, 1998.(9)
10.16	Letter agreement between Epimmune and Dr. Alessandro Sette regarding severance benefits dated February 5, 1998.(9)
10.17	Form of Common Stock Purchase agreement dated February 15, 2000.(11)
10.18	Letter Agreement between Epimmune and Robert De Vaere dated May 4, 2000.(12)
10.19	Letter Agreement between Epimmune and Mark Newman dated May 4, 2000.(12)
10.20	Form of Common Stock Purchase Agreement dated October 16, 2000.(13)
10.21	Non-Exclusive License Agreement between Epimmune and Valentis, Inc., dated November 27, 2000 (with certain confidential portions deleted).(13)(C)
10.22	Letter Agreement between Epimmune and Dr. Emile Loria regarding employment terms dated January 16, 2001.(14)
10.23	Form of Restricted Stock Purchase Agreement between Epimmune and Dr. Emile Loria dated January 16, 2001.(14)
10.24	Promissory Note of Dr. Emile Loria in favor of Epimmune dated January 16, 2001.(14)
10.25	Stock Pledge Agreement by Dr. Emile Loria in favor of Epimmune dated January 16, 2001.(14)
10.26	Amendment to Severance Benefits Agreement between Epimmune and Dr. Alessandro Sette dated March 8, 2001.(14)
10.27	Amendment to Severance Benefits Agreement between Epimmune and Dr. Robert W. Chesnut dated March 8, 2001.(14)
10.28	Amendment to Severance Benefits Agreement between Epimmune and Dr. Mark Newman dated March 8, 2001.(14)
10.29	Amendment to Severance Benefits Agreement between Epimmune and Robert De Vaere dated March 8, 2001.(14)
10.30	Non-exclusive License Agreement between Epimmune and Nexell Therapeutics, Inc., dated March 28, 2001 (with certain confidential portions deleted).(14)(D)

Exhibit
Number	Description of Document

10.31	Non-exclusive License Agreement between Epimmune and Pharmexa A/S dated June 25, 2001 (with certain confidential portions deleted).(16)(E)
10.32	License Agreement between Epimmune and Genencor International Inc. dated July 9, 2001 (with certain confidential portions deleted).(16)(E)
10.33	Collaboration Agreement between Epimmune and Genencor International Inc. dated July 9, 2001 (with certain confidential portions deleted).(17)(F)
10.34	Securities Purchase Agreement between Epimmune and Genencor International Inc. dated July 9, 2001 (with certain confidential portions deleted).(17)(F)
10.35	Non-exclusive License Agreement between Epimmune and Biosite Incorporated dated August 17, 2001 (with certain confidential portions deleted).(17)(F)
10.36	Non-exclusive License Agreement between Epimmune and Anosys Inc. dated August 31, 2001 (with certain confidential portions deleted).(17)(F)
10.37	Non-exclusive License Agreement between Epimmune and Bavarian Nordic A/S dated November 28, 2001 (with certain confidential portions deleted).(19)(G)
10.38	Form of Share Purchase Agreement dated December 18, 2001.(18)
10.39	2000 Stock Plan as amended.(19)
10.40	2001 Employee Stock Purchase Plan.(15)
10.41	Letter Agreement between Epimmune and Michael McClurg dated March 29, 2002.(20)
10.42	Letter Agreement between Epimmune and Dr. John Fikes dated March 29, 2002.(20)
10.43	Separation Agreement dated October 14, 2002 between Epimmune and Dr. Sette.(21)
10.44	Material Transfer Agreement dated October 14, 2002 between Epimmune and Dr. Sette.(21)
10.45	First Amendment to the Collaboration Agreement dated October 16, 2002 between Epimmune and Genencor International, Inc.(H)(J)
10.46	First Amendment to the License Agreement dated October 16, 2002 between Epimmune and Genencor International, Inc.
10.47	First Amendment to the Non-Exclusive License Agreement dated October 18, 2002 between Epimmune and Valentis, Inc.(I)
10.48	Non-Exclusive License Agreement dated October 28, 2002 between Epimmune and Valentis, Inc.(I)
21.1	Subsidiaries of Epimmune.(J)
23.1	Consent of Ernst & Young, LLP, Independent Auditors.
25.1	Power of Attorney. Reference is made to the signature page of this report.(J)

(1)	Incorporated by reference to the Company’s Form S-1 Registration Statement and Amendments thereto (File No. 33-43356).
(2)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 1992, filed on March 26, 1993.
(3)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 1995, filed on March 22, 1996.
(4)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed on March 31, 1998.
(5)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 1998, filed on August 14, 1998.
(6)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 1998, filed on November 16, 1998.

(7)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 1998, filed on April 15, 1999.
(8)	Incorporated by reference to the Company’s Form 8-K, filed on July 16, 1999.
(9)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 1999, filed on August 16, 1999.
(10)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 1999, filed on November 15, 1999.
(11)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 1999, filed on March 17, 2000.
(12)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2000, filed on August 14, 2000.
(13)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2000, filed on March 29, 2001.
(14)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2001, filed on May 11, 2001.
(15)	Incorporated by reference to the Company’s Form S-8 filed on June 27, 2001 (File No. 333-63950).
(16)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2001, filed on August 13, 2001.
(17)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2001, filed on November 14, 2001.
(18)	Incorporated by reference to the Company’s Form S-3, filed on January 10, 2002.
(19)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2001, filed on March 29, 2002.
(20)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2002, filed on May 13, 2002.
(21)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2002, filed on October 16, 2002.
(A)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on November 21, 1991.
(B)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on May 15, 1996.
(C)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on July 5, 2001.
(D)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on August 8, 2001.
(E)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on September 4, 2001.
(F)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on January 29, 2002.
(G)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on May 14, 2002.
(H)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on November 5, 2002.
(I)	Confidential treatment has been requested for certain portions of this agreement.
(J)	Previously filed.

(b) Financial Statement Schedules

      No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17. Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on this 6th day of November, 2002.

EPIMMUNE INC.

By:	/s/ Emile Loria

Emile Loria, M.D.
President, Chief Executive Officer and Director

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dr. Emile Loria Dr. Emile Loria	President (Principal Executive Officer), Chief Executive Officer, and Director	November 6, 2002

/s/ Robert De Vaere* Robert De Vaere	Chief Financial Officer (Principal Financial Officer)	November 6, 2002

/s/ Howard E. Greene, Jr.* Howard E. Greene, Jr.	Director	November 6, 2002

/s/ Georges Hibon* Georges Hibon	Director	November 6, 2002

/s/ William T. Comer, Ph.D.* William T. Comer, Ph.D.	Director	November 6, 2002

/s/ Michael G. Grey* Michael G. Grey	Director	November 6, 2002

/s/ John P. McKearn, Ph.D.* John P. McKearn, Ph.D.	Director	November 6, 2002

/s/ Michael J. Ross, Ph.D.* Michael J. Ross, Ph.D.	Director	November 6, 2002

*Executed on his behalf by Dr. Emile Loria, as his attorney in fact

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1	Placement Agency Agreement between Epimmune and Punk, Ziegel & Company.
3.1	Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on December 2, 1991.(1)
3.2	Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of Delaware on April 2, 1993.
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of the State of Delaware on July 5, 1995.
3.4	Certificate of Increase of Series A Junior Participating Preferred filed with the Secretary of State of the State of Delaware on July 5, 1995.
3.5	Certificate of Increase of Series A Junior Participating Preferred Stock filed with the Secretary of State on July 2, 1998.(5)
3.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 2, 1998.(5)
3.7	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on November 12, 1998.(6)
3.8	Certificate of Designations of the Series S and Series S-1 Preferred Stock filed with the Secretary of State of the State of Delaware on June 29, 1999.(8)
3.9	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 1, 1999.
3.10	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on September 23, 1999.(10)
3.11	Certificate of Decrease of Series A Junior Participating Preferred Stock filed with the Secretary of State of Delaware on September 23, 1999.(10)
3.12	Amended and Restated Bylaws of the Registration.(19)
3.13	Rights Agreement dated March 19, 1993 between Registrant and American Stock Transfer & Trust Company, as amended on June 29, 1999, February 15, 2000, July 9, 2001 and December 18, 2001.(19)
4.1	Reference is made to Exhibits 3.1 through 3.13.
4.2	Specimen certificate of the Common stock.(1)
5.1	Opinion of Cooley Godward LLP(J)
10.1	Form of Indemnification Agreement entered into between Epimmune and its directors and officers.(1)
10.2	Registrant’s 1989 Stock Plan, as amended through June 12, 1998 (the “1989 Plan”).(5)
10.3	Forms of Incentive Stock Option Agreement under the 1989 Plan.(1)
10.4	Form of Nonstatutory Stock Option Agreement under the 1989 Plan.(1)
10.5	Research Agreement, between Epimmune and The Scripps Research Institute, formerly Scripps Clinic and Research Foundation (“Scripps”), dated as of September 1, 1990, as amended August 5, 1991 (with certain confidential portions deleted).(1)(A)
10.6	License Agreement, between Epimmune and Scripps, dated as of September 23, 1991 (with certain confidential portions deleted).(1)(A)
10.7	Research and Option Agreement, between Epimmune and Scripps, dated October 1, 1991 (with certain confidential portions deleted).(1)(A)
10.8	Amendment to License Agreement between Epimmune and Scripps dated as of June 17, 1992 (with certain confidential portions deleted).(I)(B)

Exhibit
Number	Description of Document

10.9	Registrant’s 1994 Non-Employee Directors’ Stock Option Plan, as amended through June 12, 1998.(5)
10.10	Second Amendment to License Agreement between Epimmune and Scripps dated as of June 17, 1992 (with certain confidential portions deleted).(I)(B)
10.11	Directors’ Deferred Compensation Plan, effective as of March 17, 1995, as amended September 20, 1996 and July 13, 1999.
10.12	Lease Agreement between Epimmune, Inc. and Nexus Equity LLC VIII, dated as of November 1, 1998, as amended February 1, 1999.(7)
10.13	Preferred Stock Exchange Agreement, dated July 1, 1999, by and between the Company and G.D. Searle & Co.(8)
10.14	Investor Rights Agreement, dated as of July 1, 1999, by and between the Company and G.D. Searle & Co.(8)
10.15	Letter agreement between Epimmune and Dr. Robert W. Chesnut regarding severance benefits dated February 5, 1998.(9)
10.16	Letter agreement between Epimmune and Dr. Alessandro Sette regarding severance benefits dated February 5, 1998.(9)
10.17	Form of Common Stock Purchase agreement dated February 15, 2000.(11)
10.18	Letter Agreement between Epimmune and Robert De Vaere dated May 4, 2000.(12)
10.19	Letter Agreement between Epimmune and Mark Newman dated May 4, 2000.(12)
10.20	Form of Common Stock Purchase Agreement dated October 16, 2000.(13)
10.21	Non-Exclusive License Agreement between Epimmune and Valentis, Inc., dated November 27, 2000 (with certain confidential portions deleted).(13)(C)
10.22	Letter Agreement between Epimmune and Dr. Emile Loria regarding employment terms dated January 16, 2001.(14)
10.23	Form of Restricted Stock Purchase Agreement between Epimmune and Dr. Emile Loria dated January 16, 2001.(14)
10.24	Promissory Note of Dr. Emile Loria in favor of Epimmune dated January 16, 2001.(14)
10.25	Stock Pledge Agreement by Dr. Emile Loria in favor of Epimmune dated January 16, 2001.(14)
10.26	Amendment to Severance Benefits Agreement between Epimmune and Dr. Alessandro Sette dated March 8, 2001.(14)
10.27	Amendment to Severance Benefits Agreement between Epimmune and Dr. Robert W. Chesnut dated March 8, 2001.(14)
10.28	Amendment to Severance Benefits Agreement between Epimmune and Dr. Mark Newman dated March 8, 2001.(14)
10.29	Amendment to Severance Benefits Agreement between Epimmune and Robert De Vaere dated March 8, 2001.(14)
10.30	Non-exclusive License Agreement between Epimmune and Nexell Therapeutics, Inc., dated March 28, 2001 (with certain confidential portions deleted).(14)(D)
10.31	Non-exclusive License Agreement between Epimmune and Pharmexa A/S dated June 25, 2001 (with certain confidential portions deleted).(16)(E)
10.32	License Agreement between Epimmune and Genencor International Inc. dated July 9, 2001 (with certain confidential portions deleted).(16)(E)
10.33	Collaboration Agreement between Epimmune and Genencor International Inc. dated July 9, 2001 (with certain confidential portions deleted).(17)(F)
10.34	Securities Purchase Agreement between Epimmune and Genencor International Inc. dated July 9, 2001 (with certain confidential portions deleted).(17)(F)

Exhibit
Number	Description of Document

10.35	Non-exclusive License Agreement between Epimmune and Biosite Incorporated dated August 17, 2001 (with certain confidential portions deleted).(17)(F)
10.36	Non-exclusive License Agreement between Epimmune and Anosys Inc. dated August 31, 2001 (with certain confidential portions deleted).(17)(F)
10.37	Non-exclusive License Agreement between Epimmune and Bavarian Nordic A/S dated November 28, 2001 (with certain confidential portions deleted).(19)(G)
10.38	Form of Share Purchase Agreement dated December 18, 2001.(18)
10.39	2000 Stock Plan as amended.(19)
10.40	2001 Employee Stock Purchase Plan.(15)
10.41	Letter Agreement between Epimmune and Michael McClurg dated March 29, 2002.(20)
10.42	Letter Agreement between Epimmune and Dr. John Fikes dated March 29, 2002.(20)
10.43	Separation Agreement dated October 14, 2002 between Epimmune and Dr. Sette.(21)
10.44	Material Transfer Agreement dated October 14, 2002 between Epimmune and Dr. Sette.(21)
10.45	First Amendment to the Collaboration Agreement dated October 16, 2002 between Epimmune and Genencor International, Inc.(H)(J)
10.46	First Amendment to the License Agreement dated October 16, 2002 between Epimmune and Genencor International, Inc.
10.47	First Amendment to the Non-Exclusive License Agreement dated October 18, 2002 between Epimmune and Valentis, Inc.(I)
10.48	Non-Exclusive License Agreement dated October 28, 2002 between Epimmune and Valentis, Inc.(I)
21.1	Subsidiaries of Epimmune.(J)
23.1	Consent of Ernst & Young, LLP, Independent Auditors.
25.1	Power of Attorney. Reference is made to the signature page of this report.(J)

(1)	Incorporated by reference to the Company’s Form S-1 Registration Statement and Amendments thereto (File No. 33-43356).

(2)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 1992, filed on March 26, 1993.

(3)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 1995, filed on March 22, 1996.

(4)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed on March 31, 1998.

(5)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 1998, filed on August 14, 1998.

(6)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 1998, filed on November 16, 1998.

(7)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 1998, filed on April 15, 1999.

(8)	Incorporated by reference to the Company’s Form 8-K, filed on July 16, 1999.

(9)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 1999, filed on August 16, 1999.

(10)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 1999, filed on November 15, 1999.

(11)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 1999, filed on March 17, 2000.

(12)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2000, filed on August 14, 2000.

(13)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2000, filed on March 29, 2001.

(14)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2001, filed on May 11, 2001.

(15)	Incorporated by reference to the Company’s Form S-8 filed on June 27, 2001 (File No. 333-63950).

(16)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended June 30, 2001, filed on August 13, 2001.

(17)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2001, filed on November 14, 2001.

(18)	Incorporated by reference to the Company’s Form S-3, filed on January 10, 2002.

(19)	Incorporated by reference to the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2001, filed on March 29, 2002.

(20)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2002, filed on May 13, 2002.

(21)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2002, filed on October 16, 2002.

(A)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on November 21, 1991.

(B)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on May 15, 1996.

(C)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on July 5, 2001.

(D)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on August 8, 2001.

(E)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on September 4, 2001.

(F)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on January 29, 2002.

(G)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on May 14, 2002.

(H)	Portions of this exhibit have been granted confidential treatment pursuant to an order granted by the Securities and Exchange Commission on November 5, 2002.

(I)	Confidential treatment has been requested for certain portions of this agreement.

(J)	Previously filed.